EXHIBIT 99.1

NOTICE OF MEETING AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL AND SPECIAL MEETING

OF SHAREHOLDERS OF SHOPIFY INC.

TO BE HELD JUNE 4, 2024

April 19, 2024

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
OF SHAREHOLDERS OF SHOPIFY INC.

To the shareholders of Shopify Inc.:

Notice is hereby given of the annual general and special meeting (the "Meeting") of the shareholders (the "shareholders") of Shopify Inc. ("Shopify" or the "Company"). The Meeting will be held online via live audio webcast and shareholders will have an equal opportunity to attend the Meeting, vote their shares, participate in real-time and ask questions, regardless of geographic location. Shareholders and duly appointed proxyholders can attend the Meeting online, vote their shares electronically, and submit questions during the Meeting by visiting www.virtualshareholdermeeting.com/SHOP2024.

Date:	June 4, 2024

Time:	10:30 a.m. (Eastern Time)

Virtual Meeting Site:	Virtual meeting via live audio webcast at www.virtualshareholdermeeting.com/SHOP2024

Business of the Meeting:	(a) receiving our financial statements for the year ended December 31, 2023, including the auditor's report thereon;
(b) electing nine (9) directors to our Board of Directors (the "Board"), who will serve until the end of the next annual shareholders meeting or until their successors are elected or appointed;
(c) re-appointing PricewaterhouseCoopers LLP as our auditors and authorizing the Board to fix their remuneration;

(d) considering and, if deemed advisable, passing an ordinary resolution approving all unallocated options under the Stock Option Plan, as amended (the full text of the third amended and restated Stock Option Plan and the proposed ordinary resolution are attached to the Circular as Schedule "C" and Schedule "D", respectively);

(e) considering and, if deemed advisable, passing an ordinary resolution approving the amendment and restatement of our Long Term Incentive Plan, as more particularly described in the attached Circular, and all unallocated awards under the Long Term Incentive Plan, as amended (the full text of the third amended and restated Long Term Incentive Plan and the proposed ordinary resolution are attached to the Circular as Schedule "E" and "F", respectively);

(f) considering an advisory, non-binding resolution on our approach to executive compensation; and
(g) transacting any other business that may properly come before the Meeting and any postponement(s) or adjournment(s) thereof.

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Shareholders at the close of business on April 23, 2024 (the record date of the Meeting) are entitled to receive notice of, and vote at, the Meeting and any adjournments or postponements thereof.

Meeting Materials

Accompanying this Notice is the related management information circular (the "Circular") of Shopify, which provides information relating to the matters to be addressed at the Meeting. Also accompanying this Notice is a form of proxy to vote your shares.

We are using notice-and-access (as defined in National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101")) to deliver the Circular and our annual consolidated financial statements to both our registered and non-registered shareholders. You will still receive a form of proxy or a voting instruction form in the mail, which you may use to vote your shares, but instead of receiving a paper copy of the Circular and our annual consolidated financial statements, you will receive a notice with instructions indicating how you can access those documents electronically, as well as how to request a paper copy.

Notice-and-access gives shareholders more choice, reduces our printing and mailing costs, and reduces materials use and energy consumption. The Circular and our annual consolidated financial statements are each available at https://materials.proxyvote.com/82509L, and on our website at investors.shopify.com, on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov. All shareholders are reminded to review the Circular before voting.

You may request a paper copy of the Circular and/or our annual consolidated financial statements, at no cost to you, up to one year from the date the Circular was filed on SEDAR+. You may make such a request at any time prior to the Meeting by calling Broadridge Investor Communications Corporation ("Broadridge") at 1-877-907-7643 or accessing www.proxyvote.com and providing your 16-digit control number. After the Meeting, requests may be made via our website investors.shopify.com/resources/request-information, by email at IR@Shopify.com or by phone at 1-613-241-2828 ext. 1024.

Registered shareholders and duly appointed proxyholders will be able to attend the Meeting online at www.virtualshareholdermeeting.com/SHOP2024 where they will be able to participate, vote and submit questions, all in real time, during the Meeting's live audio webcast, provided they are connected to the internet and comply with the requirements set out in the Circular. Details on how you may participate in the proceedings can be found on our website at investors.shopify.com.

Voting instructions and proxyholder appointments must be received by Broadridge by 10:30 a.m. (ET) on May 31, 2024 (or, if the Meeting is adjourned or postponed, by 10:30 a.m. (ET) two (2) business days before the day on which the Meeting is reconvened). Notwithstanding the foregoing, the Chair of the Meeting has the discretion to accept proxies received after such deadline. The time limit for the deposit of proxies may also be waived or extended by the Chair of the Meeting at his or her discretion, without notice. Beneficial (non-
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registered) shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary should carefully follow the instructions of their intermediary to ensure that their shares are voted at the Meeting in accordance with their instructions. If you would like a person, other than the management nominees identified on the form of proxy or voting instruction form, to attend and participate online at the Meeting as your proxy and vote your shares, including if you are a beneficial (non-registered) shareholder and wish to appoint yourself as proxyholder to vote online at the Meeting, you MUST submit your form of proxy or voting instruction form identifying and appointing such proxyholder online at www.proxyvote.com or by returning the form of proxy by mail in the enclosed business reply envelope, by the proxy cut-off. Shareholders must provide their appointed proxyholder with the EXACT NAME used for the appointment and the EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER to allow appointees to access the Meeting and vote. Appointees can only be validated at the Meeting using the EXACT NAME and EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER entered by the shareholder. If shareholders DO NOT CREATE AN EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER, THEIR APPOINTEE WILL NOT BE ABLE TO ACCESS AND VOTE AT THE MEETING. Beneficial (non-registered) shareholders who have not appointed themselves as proxyholder will be able to attend the Meeting online in real-time and submit questions, but will not be able to vote at the Meeting. If you are a beneficial shareholder, please refer to Section 1 - Voting Information in the Circular for additional information on how you may appoint yourself proxyholder, attend the Meeting online and vote your shares by online ballot at the Meeting.

Dated April 19, 2024.
BY ORDER OF THE BOARD OF DIRECTORS,

Michael L. Johnson
Corporate Secretary
Shopify Inc.

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Summary

This summary contains highlights of some of the important information contained in this Circular. This summary does not contain all of the information that you should consider. You should read this entire Circular before voting.

Shareholder Voting Matters

Voting Matter	Board Recommendation	For more information see pages
Election of directors	FOR each nominee	13 - 25
Appointment of PricewaterhouseCoopers LLP as auditors	FOR	26 - 27
Approval of the unallocated options under the Stock Option Plan	FOR	27 - 29
Approval of Third Amended and Restated Long Term Incentive Plan	FOR	29 - 32
Advisory vote on executive compensation	FOR	32 - 33

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1. Election of Directors
(see Section 2(1) - Election of Directors)

Name	Age	Independent	Director Since	Position	Committees	Board and Committee Attendance in 2023	Other Public Boards	Votes FOR in 2023
Tobias Lütke	43	No	2004	CEO, Shopify	–None	100%	1	98.28%
Robert Ashe	65	Yes	2014	Corporate Director	–Lead Independent Director –Audit Committee –Compensation and Talent Management Committee –Nominating and Corporate Governance Committee (Chair)	90.90%	1	83.07%
Gail Goodman	63	Yes	2016	Corporate Director	–Audit Committee –Compensation and Talent Management Committee (Chair)	100%	0	92.45%
Colleen Johnston	65	Yes	2019	Corporate Director	–Audit Committee (Chair) –Nominating and Corporate Governance	93.33%	0	91.2%
Jeremy Levine	50	Yes	2011	Partner at Bessemer Venture Partners	–Nominating and Corporate Governance	88.88%	1	91.08%
Toby Shannan	54	No	2023	Former COO, Shopify	–None	100%	0	99.33%
Fidji Simo	38	Yes	2021	CEO, Instacart	–Compensation and Talent Management Committee	72.72%(1)	1	96.63%
Lulu Cheng Meservey	37	Yes	New nominee	Founder and CEO, Rostra	–None	N/A	0	N/A
Prashanth Mahendra-Rajah	54	Yes	New nominee	CFO, Uber	–None	N/A	1	N/A
1.The Board held ad hoc meetings during 2023 that were scheduled on short notice. Ms. Simo was unable to attend certain of these meetings due to scheduling conflicts. For ad hoc strategic matters, Ms. Simo was provided with a fulsome live briefing by the Company's management and expressed support for the matters being put before the Board for discussion and approval.

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Bret Taylor is currently a director, but is not standing for re-election at the Meeting. Mr. Taylor intends to devote his time and attention to the artificial intelligence company he co-founded, Sierra Technologies, Inc. Mr. Taylor attended 100% of the Board meetings in 2023, sits on no other public boards and received 99.87% votes FOR at the Company's 2023 annual meeting of shareholders.

2. Appointing PricewaterhouseCoopers LLP as Auditors
(see Section 2(2) - Appointment of Auditors)

PricewaterhouseCoopers LLP Chartered Professional Accountants ("PWC"), the present auditors of the Company, have acted as the Company's auditors since August 2011. In 2023, 99.59% of votes cast were in favor of appointing PWC as the Company's auditors.

3. Approval of the Unallocated Options under the Stock Option Plan (see Section 2(3) -Approval of the Unallocated Options under the Stock Option Plan)

The Company's existing Stock Option Plan (the "Stock Option Plan") was initially made effective on May 27, 2015 (the date of the closing of our initial public offering), was amended and restated at the Company's annual and special meeting of shareholders held on May 30, 2018, and was subsequently amended and restated at the Company's annual and special meeting of shareholders held on May 26, 2021. Therefore, the three-year term prescribed by the Toronto Stock Exchange for security-based compensation arrangements that do not have a fixed maximum aggregate of securities issuable will expire on May 26, 2024. In accordance with the terms of the Stock Option Plan, after January 1, 2026, the TSX will no longer require shareholder approval for the unallocated options under the Stock Option Plan and accordingly, if shareholder approval is obtained at the Meeting, the Company will not need to seek shareholder approval again in respect of such unallocated options. In addition to approval of the unallocated options, rights and other entitlements under the Stock Option Plan, the Company is also seeking shareholder approval for certain amendments to the Stock Option Plan.

Please see "Section 3 - Equity Plans – Third Amended and Restated Stock Option Plan" of this Circular for more information about the Third Amended and Restated Stock Option Plan, which is expected to be in effect immediately following the Meeting.

4. Approval of Third Amended and Restated Long Term Incentive Plan (see Section 2(4) - Approval of Third Amended and Restated Long Term Incentive Plan)

The Company's existing Long Term Incentive Plan (the "LTIP") was initially made effective on May 27, 2015 (the date of closing of our initial public offering), was amended and restated at the Company's annual and special meeting of shareholders held on May 30, 2018, and was subsequently amended and restated at the Company's annual and special meeting of shareholders held on May 26, 2021. Therefore, the three-year term prescribed by the TSX for security-based compensation arrangements that do not have a fixed maximum aggregate of securities issuable will expire on May 26, 2024. In accordance with the terms of the LTIP, after January 1, 2026, the TSX will no longer require shareholder approval for the unallocated awards under the LTIP and accordingly, if shareholder approval is obtained at the Meeting, the Company will not need to seek shareholder approval again in respect of such unallocated awards. In addition to approval of
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the unallocated options, rights and other entitlements under the LTIP, the Company is also seeking shareholder approval for certain amendments to the LTIP.

Please see "Section 3 - Equity Plans - Long Term Incentive Plan" of this Circular for more information about the existing Long Term Incentive Plan.

5. Advisory Vote on Executive Compensation
(see Section 2(3) - Advisory Resolution on Executive Compensation)

Shopify is presenting a non-binding advisory vote on the Company's approach to executive compensation as part of our process of shareholder engagement. Since this is an advisory vote, the results will not be binding. However, the Board and the Compensation and Talent Management Committee will take the results of the vote into account when considering future compensation policies, procedures, and decisions and in determining whether there is a need to increase their engagement with shareholders on compensation and related matters. In 2023, 77.45% of votes cast were in favor of the Company's approach to executive compensation. This outcome was not aligned with historical results for the Company's advisory vote on its executive compensation program, which in the prior five years averaged greater than 94% support. In light of the 2023 results, the Company solicited additional engagements with shareholders to understand their feedback as further described below in this Circular.

Please see "Section 3 - Compensation of Executives" of this Circular for more information about our approach to executive compensation.

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MANAGEMENT INFORMATION CIRCULAR

INTRODUCTION

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by and on behalf of the management of Shopify Inc. (the "Company" or "Shopify") for use at the annual general and special meeting (the "Meeting") of shareholders of Shopify (the "shareholders"), which will be held virtually via live audio webcast at www.virtualshareholdermeeting.com/SHOP2024 on June 4, 2024 at 10:30 a.m. (Eastern Time), or at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the accompanying notice of annual general and special meeting of shareholders of Shopify (the "Notice of Meeting").

A summary of the information shareholders will need to attend and participate in the Meeting is set out below under the heading Section 1: Voting Information.

No person has been authorized to give any information or make any representation in connection with the matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Company.

Information Contained in this Circular

All information in this Circular is presented as of April 8, 2024, unless otherwise indicated.

Unless the context requires otherwise, references in this Circular to "Shopify", "we", "us", "our", or the "Company" include Shopify and all of its subsidiaries. Words importing the singular, where the context requires, include the plural and vice versa and words importing any gender include all genders.

Information contained on, or that can be accessed through, our website does not constitute a part of this Circular and is not incorporated by reference herein.

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Presentation of Financial Information

We prepare and report our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Our reporting currency is U.S. dollars.

Currency and Exchange Rate

We express all amounts in this Circular in U.S. dollars, except where otherwise indicated. References to "$", "US$", "USD" or "U.S. dollars" are to United States of America dollars and references to "C$" or "CAD" are to Canadian dollars. Unless otherwise indicated, the exchange rate used is based on the December 31, 2023 Bank of Canada daily average exchange rate for the conversion of U.S. dollars into Canadian dollars, which was US$1.00 = C$1.3226.

The following table sets forth the closing, high, low and average exchange rates for one U.S. dollar in terms of Canadian dollars for the fiscal years ended December 31, 2023, 2022 and 2021 and for the three-month period ended March 31, 2024, as reported by the Bank of Canada based on the daily average exchange rate published by the Bank of Canada.

	Year ended December 31 (CAD)			Three-month Period ended March 31 (CAD)
	2023	2022	2021	2024
Rate at end of Period	1.3226	1.3544	1.2678	1.3550
Average rate during Period	1.3497	1.3011	1.2535	1.3486
High during Period	1.3875	1.3856	1.2942	1.3593
Low during Period	1.3128	1.2451	1.2040	1.3316
On April 8, 2024, the Bank of Canada daily average exchange rate for the conversion of U.S. dollars into Canadian dollars was US$1.00 = C$1.3582.

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Principal Shareholders

The Company's issued and outstanding share capital consists of Class A subordinate voting shares, Class B multiple voting shares (the "Class B restricted voting shares") and the founder share. As of April 8, 2024, the only person who, to the knowledge of the directors and executive officers of the Company, directly or indirectly beneficially owns or exercises control or direction over more than 10% of any class of shares of the Company, is the Company's Chief Executive Officer ("CEO"), Tobias Lütke. The approximate number of shares owned, controlled or directed by Mr. Lütke, together with the percentage of the class of shares so owned, controlled or directed as of April 8, 2024, is set forth in the table below.

Class of Share	Number of Shares Owned, Controlled or Directed	Percentage of Outstanding Class Owned, Controlled or Directed	Percentage of Votes Attaching to all Outstanding Shares Owned, Controlled or Directed
Class A Subordinate Voting Shares	646,9321)	0.05%	0.03%
Class B Restricted Voting Shares	78,918,520(2)	99.57%	39.05%
Founder Share(3)	1	100%	0.95%
Aggregate voting power attached to all of the Company's outstanding voting shares			40.03%

1 Consists of 335,442 Class A subordinate voting shares held by 7910240 Canada Inc., which Tobias Lütke is deemed to beneficially own and 311,490 Class A subordinate voting shares held directly by Tobias Lütke.
2 Consists of 67,298,750 Class B restricted voting shares held by 7910240 Canada Inc., which Tobias Lütke is deemed to beneficially own, and 11,619,770 Class B restricted voting shares held directly by Tobias Lütke.
3 See "Share Structure" in Section 4 - Corporate Governance Policies and Practices of this Circular. The Founder Share provides a variable number of votes and takes into account the number of Class B restricted voting shares held directly or indirectly by Tobias Lütke.

All current directors and executive officers as a group (12 persons) owned beneficially or exercised control or direction over 2,368,587 Class A subordinate voting shares, or 0.20% of that class, 78,918,520 Class B restricted voting shares, or 99.57% of that class, and one founder share, or 100% of that class, as of April 8, 2024, representing 6.31% of the total issued and outstanding shares and 40.12% of the aggregate voting power attached to all of the Company's outstanding voting shares.

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NOTICE TO UNITED STATES SHAREHOLDERS

Shopify is a corporation organized under the laws of Canada and is a foreign private issuer within the meaning of Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). The solicitation of proxies for the Meeting is not subject to the proxy requirements of Section 14(a) of the U.S. Exchange Act, and Regulation 14A thereunder, by virtue of an exemption available to proxy solicitations by foreign private issuers. Accordingly, the solicitation contemplated herein is being made to United States shareholders only in accordance with Canadian corporate and securities laws and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. United States shareholders should be aware that such requirements are different from those of the United States applicable to proxy statements under the U.S. Exchange Act. Specifically, information contained or incorporated by reference herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.

The financial statements and other financial information included or incorporated by reference in this Circular have been presented in U.S. dollars except where otherwise noted, and were prepared in accordance with accounting principles generally accepted in the United States, unless otherwise noted.

The enforcement by shareholders of civil liabilities under the United States federal and state securities laws may be affected adversely by the fact that the Company is incorporated or organized outside the United States, that some or all of its officers and directors and the experts named herein are residents of a country other than the United States, and that all or a substantial portion of the assets of the Company and such persons are located outside the United States. As a result, it may be difficult or impossible for the United States shareholders to effect service of process within the United States upon the Company, its officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws. In addition, the United States shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws, or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws.

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SECTION 1: VOTING INFORMATION

When is the Meeting?

The Meeting will be held at 10:30 a.m. (Eastern Time) on June 4, 2024. The Meeting will be held virtually. Shareholders will be able to attend and participate in the Meeting via live audio webcast at www.virtualshareholdermeeting.com/SHOP2024.

What will I be voting on?

You will be voting on:

a)the election of directors of the Company, who will serve until the end of the next annual shareholders' meeting or until their successors are elected or appointed (see page 13);
b)the appointment of PricewaterhouseCoopers LLP as the auditors of the Company and authorizing the directors to fix their remuneration (see page 26);
c)the approval of the unallocated options under the Stock Option Plan (see page 27);
d)the approval of the Company's Third Amended and Restated Long Term Incentive Plan (see page 29);
e)an advisory, non-binding resolution in respect of Shopify's approach to executive compensation (see page 32); and
f)any other business that may properly come before the Meeting.

The Board of Directors of the Company (the "Board") and management recommend that you vote FOR each of the director nominees nominated in this Circular; FOR the appointment of PricewaterhouseCoopers LLP as the auditors of the Company and the authorization of the directors to fix their remuneration; FOR the approval of the unallocated options under the Stock Option Plan; FOR the approval of the Third Amended and Restated Long Term Incentive Plan; and FOR the advisory, non-binding resolution in respect of Shopify's approach to executive compensation.

Who is soliciting my proxy?

The management of Shopify is soliciting your proxy. The solicitation of proxies will be primarily by mail. However, the directors, officers and employees of the Company may also solicit proxies by telephone, by fax, by internet, in writing, or in person. The Company may also use the services of outside firms to solicit proxies.

Who pays for the proxy solicitation?

The cost of soliciting proxies will be borne by the Company. The Company will reimburse brokers, custodians, nominees, and other fiduciaries for their reasonable charges and expenses incurred in forwarding proxy materials to beneficial shareholders.

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Who is entitled to vote and how many shares are eligible to vote?

The holders of Class A subordinate voting shares, Class B restricted voting shares and the founder share as at the close of business on April 23, 2024, or their duly appointed proxyholders or representatives, are entitled to vote at the Meeting.

The Company has three classes of shares currently issued. The Company's Class A subordinate voting shares are listed on the New York Stock Exchange ("NYSE") (NYSE: SHOP) and on the Toronto Stock Exchange ("TSX") (TSX: SHOP). The Company's Class B restricted voting shares, which are not listed on any exchange, can be converted at any time at the option of the holder into Class A subordinate voting shares on a 1:1 basis. The Company's founder share, which is not listed on any exchange, provides a variable number of votes that represent, when combined with the votes attached to certain other voting shares of the Company beneficially owned or controlled by Mr. Lütke, his immediate family and affiliates, at least 40% of the aggregate voting power attached to all of the Company’s outstanding voting shares, provided that such variable number of votes does not cause the aggregate voting power of Mr. Lütke and his immediate family and affiliates to exceed 49.9% of the aggregate voting power attached to all of the Company’s outstanding voting shares.

As of April 8, 2024, 1,209,155,635 Class A subordinate voting shares, 79,258,749 Class B restricted voting shares, one founder share and no preferred shares were issued and outstanding and the Class A subordinate voting shares represent 93.85% of the total issued and outstanding shares and 59.83% of the aggregate voting power attached to all of the Company's outstanding voting shares, the Class B restricted voting shares represent 6.15% of the total issued and outstanding shares and 39.22% of the aggregate voting power attached to all of the Company's outstanding voting shares and the founder share represents a de minimis percentage of the total issued and outstanding shares and 0.95% of the aggregate voting power attached to all of the Company's outstanding voting shares.

How many votes do I have?

Holders of the Company's Class A subordinate voting shares have one vote for every share, and holders of the Company's Class B restricted voting shares have ten votes for every share owned and, as discussed above, the founder share is entitled to a variable number of votes.

What are the voting requirements?

The election of directors, the appointment of auditors, the approval of the unallocated options under the Stock Option Plan, the approval of the Third Amended and Restated Long Term Incentive Plan, and the approval of the advisory, non-binding resolution on the Company's approach to executive compensation will each be determined by a majority of votes cast at the Meeting by proxy or by shareholders attending the Meeting. For details concerning the majority voting requirements with respect to the election of directors, please refer to "Majority Voting" in Section 4 - Corporate Governance Policies and Practices of this Circular.

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What is the quorum requirement for the Meeting?

A quorum is present at the Meeting if the holders of at least 25% of the shares entitled to vote at the Meeting attend the Meeting online or are represented by proxy, and at least two persons entitled to vote at the Meeting are present at the Meeting online or represented by proxy. A quorum need not be present throughout the Meeting provided that a quorum is present at the opening of the Meeting. If a quorum is not present at the time appointed for the opening of the Meeting or within a reasonable time after, the shareholders present or represented by proxy may adjourn the Meeting to a fixed time and place but may not transact any other business.

How do I know if I am a registered shareholder or a non-registered (beneficial) shareholder?

You are a registered shareholder if your shares are registered directly in your name with our transfer agent, Computershare Investor Services Inc. ("Computershare").

You are a non-registered shareholder (also called a beneficial shareholder) if your shares are held in the name of a nominee, such as a securities broker, bank, trustee, or other financial institution (an "Intermediary"). Employees who hold shares through Shopify's equity platform in connection with shares issued under our equity plans are beneficial shareholders.

How do I attend and participate in the Meeting?

Further to our digital by design model, the Meeting will be held virtually via live audio webcast to enable global participation regardless of physical location or mobility challenges. Shareholders can participate, submit questions, and vote over the internet from any location around the world. In order to participate in real-time, submit questions, and vote at the Meeting, shareholders and duly appointed proxyholders should review and follow the instructions below.

Registered shareholders and duly appointed proxyholders will be able to attend, participate in, ask questions, and vote at the Meeting at www.virtualshareholdermeeting.com/SHOP2024. If you are a non-registered shareholder and wish to personally attend and vote at the Meeting, you must appoint yourself as proxyholder by following the instructions provided by your Intermediary.

To access the Meeting, registered shareholders must enter the 16-digit control number included on their form of proxy. Duly appointed proxyholders, including non-registered shareholders who appoint themselves as proxyholder, must use an eight character "Appointee Identification Number" to access the Meeting. The Appointee Identification Number must be created BEFORE the proxy deadline or the appointee will not be able to access and vote at the Meeting (see additional details below). Non-registered shareholders who have not appointed themselves as proxyholder will be able to use the 16-digit control number located on their voting instruction form to attend the Meeting and submit questions, but will not be able to vote at the Meeting. Guests will be able to attend the Meeting, but will not be able to submit questions or vote. To attend as a guest, go to www.virtualshareholdermeeting.com/SHOP2024.
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The Meeting platform is fully supported across browsers and devices running the most updated version of applicable software plug-ins. You should ensure that you have a strong, preferably high-speed, internet connection from wherever you intend to participate in the Meeting. The Meeting will begin promptly at 10:30 a.m. (Eastern Time) on June 4, 2024. Online check-in will begin starting 15 minutes prior at 10:15 am (Eastern Time). You should allow ample time for check-in procedures.

If you encounter any difficulties accessing the Meeting during check-in or during the Meeting time, please call the technical support number that will be posted on the Meeting log-in page.

Shareholders (both registered and non-registered) as of the close of business on April 23, 2024 (the record date for the Meeting), and duly appointed proxyholders, may submit questions during the Meeting online when a question period is opened. Questions may be submitted in the field provided in the web portal for the Meeting. Questions will be addressed in accordance with the Meeting protocol, which will be available on the Company's website, and questions on the same topic or otherwise related will be grouped, summarized, and addressed at the same time. If there are matters of individual concern to a shareholder that are not of general concern to all shareholders, such matters may be raised separately after the Meeting by contacting the Shopify Investor Relations team at IR@shopify.com.

How do I vote if I am a registered shareholder?

If you are a registered shareholder, you can vote your shares using the methods described below.

By internet:

Visit www.proxyvote.com. You will need your 16-digit control number located on your form of proxy. The voting cut off is 10:30 a.m. (Eastern Time) on May 31, 2024.

By telephone:

Call 1-800-474-7493 (English) or 1-800-474-7501 (French). You will need your 16-digit control number located on your form of proxy. The voting cut off is 10:30 a.m. (Eastern Time) on May 31, 2024.

By mail:

Complete, sign and date the form of proxy and return the form of proxy in the business reply envelope to Broadridge at Data Processing Centre, P.O. Box 3700 STN Industrial Park, Markham, Ontario, L3R 9Z9. Broadridge must receive the form of proxy by 10:30 a.m. (Eastern Time) on May 31, 2024.

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At the Meeting:

Go to www.virtualshareholdermeeting.com/SHOP2024 at least 15 minutes before the Meeting begins and enter your 16-digit control number included in your form of proxy and click "Enter Here". Follow the instructions to access the Meeting and vote when prompted.

Shareholders are encouraged to vote in advance of the Meeting. Even if you currently plan to participate in the live audio webcast for the Meeting, you are encouraged to consider voting your shares in advance, so that your vote will be counted if you later decide not or are unable to attend the Meeting for any reason.

How do I vote if I am a non-registered shareholder?

In accordance with NI 54-101, the Company has distributed copies of the Notice of Meeting and the form of proxy to Intermediaries for onward distribution to non-registered shareholders. Intermediaries are required to forward these materials, along with a voting instruction form, to all non-registered shareholders for whom they hold shares unless the shareholder has waived its right to receive them. Every Intermediary provides its own voting instructions and deadlines, which you should follow carefully to ensure your shares are voted at the Meeting.

The majority of Intermediaries now delegate responsibility for obtaining voting instructions from clients to Broadridge. Broadridge typically mails its own voting instruction forms, which contain instructions for non-registered shareholders to vote their shares by calling a toll-free telephone number, by accessing a website or by completing and returning the voting instruction form to Broadridge by mail. Broadridge then tabulates the results of all instructions received and provides directions respecting the voting of shares to be represented at the Meeting. A non-registered shareholder receiving a voting instruction form from Broadridge cannot use that voting instruction form to vote shares directly with the Company. The voting instruction form must be returned as directed by Broadridge in advance of the Meeting in order to have the shares voted.

How do I appoint a proxyholder to represent me at the Meeting?

The persons named in the form of proxy and voting instruction form are officers of the Company. Each shareholder has the right to appoint a person other than the persons designated in the form of proxy or voting instruction form, who need not be a shareholder, to participate in the Meeting and vote on such shareholder's behalf at the Meeting. If you are a registered shareholder, this appointment may be completed online at www.proxyvote.com or by using the form of proxy to designate an "Appointee Name" and an eight character "Appointee Identification Number".

Shareholders who wish to appoint a proxyholder to represent them at the Meeting (including non-registered shareholders who wish to appoint themselves as proxyholder) must complete their appointment by 10:30 a.m. (Eastern Time) on May 31, 2024 (the proxy deadline). Shareholders
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must provide their appointed proxyholder with the EXACT NAME used for the appointment and the EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER to allow appointees to access the Meeting and vote.

Any vote cast at the Meeting by online ballot will revoke any proxy previously submitted. If you do not want to revoke a previously submitted proxy, you should NOT vote at the Meeting (but you may still attend and participate).

If you are a non-registered shareholder, this appointment may be completed by following instructions in the voting instruction form provided to you by your respective Intermediary.

How will my proxy be voted?

On the form of proxy, you can indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you. If you have specified on the form of proxy how you want your shares to be voted on a particular issue (by marking FOR or AGAINST, as applicable), then your proxyholder must vote your shares accordingly.

Unless contrary instructions are provided, the shares represented by proxies received by management will be voted:

•FOR the election of each of the nine (9) director nominees nominated in this Circular;
•FOR the appointment of PricewaterhouseCoopers LLP as auditors, and authorizing the directors to fix their remuneration;
•FOR the approval of the unallocated options under the Stock Option Plan;
•FOR the approval of the Third Amended and Restated Long Term Incentive Plan; and
•FOR the advisory, non-binding resolution in respect of Shopify's approach to executive compensation.

What if there are amendments or if other matters are brought before the Meeting?

The form of proxy gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in the Notice or on any matter that may properly come before the Meeting or at any adjournment(s) or postponement(s) of the Meeting.

As of the date of this Circular, management is not aware that any other matter is to be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons named on the form of proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the form of proxy.

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What if I want to change or revoke my proxy after I've given it?

If you are a registered shareholder, you can change or revoke your proxy prior to it being acted upon at the Meeting by:

•submitting written notice to the Company at corporate@shopify.com not later than the last business day before the day of the Meeting or any adjournment or postponement thereof or any adjournment or postponement thereof;
•submitting a new proxy or new voting instructions bearing a later date through any of the voting methods described above by no later than 10:30 a.m. (Eastern Time) on May 31, 2024;
•voting online at the Meeting; or
•in any other matter permitted by law.

If you are a non-registered shareholder, you can change or revoke your proxy by following the instructions provided to you by your respective Intermediary. Non-registered shareholders who have voted and wish to change their voting instructions should contact their Intermediary as soon as possible to ensure changes are communicated sufficiently in advance of the Meeting.

Who counts the votes?

Votes are counted and tabulated by Broadridge.

Is my vote confidential?

The confidentiality of individual shareholder votes is preserved, except (a) where the shareholder clearly intends to communicate his or her individual position to management, (b) where the validity of the form is in question, or (c) as necessary to comply with legal requirements.

Why is Shopify holding a virtual-only Meeting?

Shopify is a company of and by the internet, whose employees work remotely in a digital by design model. Accordingly, we will hold our Meeting in virtual-only format, conducted via live audio webcast. Shareholders will have an equal opportunity to participate in real time, submit questions, and vote at the Meeting online through a web-based platform, regardless of their geographic location. Shareholders are encouraged to vote in advance of the Meeting at www.proxyvote.com, as further described above. If you are a beneficial (non-registered) shareholder, please carefully follow the instructions provided above.

Who should I contact if I have questions?

If you have questions regarding the information contained in this Circular, you may contact Shopify's Investor Relations Department by phone at 1-613-241-2828 ext. 1024, or by email at IR@shopify.com.

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If you require assistance in completing the form of proxy you may contact Broadridge by telephone toll free at 1-844-916-0609 (English) or 1-844-973-0593 (French). If you are a non-registered shareholder and have questions about your voting instruction form, please contact your Intermediary.
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SECTION 2: BUSINESS OF THE MEETING

Report of the Directors and Consolidated Financial Statements

The Company is using notice-and-access to deliver its audited consolidated financial statements for the fiscal year ended December 31, 2023 to its shareholders. The audited consolidated financial statements for the fiscal year ended December 31, 2023, the management's discussion and analysis and the report of the auditors are included with the Company's annual report, which is accessible on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov, and on our website at investors.shopify.com. Shareholders may request to receive paper copies of the financial statements at no cost by following the instructions on the notice-and-access notice.

1. Election of Directors

Our current Board consists of eight directors: Tobias Lütke, Robert Ashe, Gail Goodman, Colleen Johnston, Jeremy Levine, Toby Shannan, Fidji Simo, and Bret Taylor. Seven of our eight current directors are standing for re-election at the Meeting. Bret Taylor will not be standing for re-election in 2024 as he intends to devote his time and attention to his artificial intelligence company. Each of the nine director nominees identified in this section will be nominated for election to the Board at the Meeting. Seven of these nominees were elected at Shopify's previous annual meeting of shareholders. Prashanth Mahendra-Rajah and Lulu Cheng Meservey are standing for election for the first time at the Meeting.

Pursuant to the Canada Business Corporations Act ("CBCA"), at least 25% of our directors must be resident Canadians. Furthermore, under the CBCA, no business may be transacted at a meeting of our Board unless 25% of the directors present are resident Canadians. The minimum number of directors we may have is one and the maximum number we may have is ten, as set out in our articles of incorporation. The CBCA provides that any amendment to our articles to increase or decrease the minimum or maximum number of our directors requires the approval of our shareholders by a special resolution.

Under the CBCA, a director may be removed with or without cause by a resolution passed by a majority of the votes cast by shareholders attending the meeting themselves or by proxy at a special meeting and who are entitled to vote. The directors are elected at the annual meeting of shareholders and the term of office for each of the directors will expire at the time of our next annual shareholders meeting. Our restated articles of incorporation provide that, between annual meetings of our shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of directors elected at the last meeting of our shareholders. Shopify is governed by the statutory majority voting requirements set forth in the CBCA. See "Majority Voting" in Section 4 - Corporate Governance Policies and Practices of this Circular for more information.

Set forth below are the names of the nine individuals who are proposed as nominees for election as directors of the Company, to serve until the next annual meeting of shareholders or until their
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successors are duly elected or appointed. The resolution to elect directors will be voted upon by shareholders, voting together as a single class, attending the Meeting themselves or represented by proxy at the Meeting.

Unless authority is withheld, the management nominees named in the form of proxy intend to vote FOR the election of each of the nominees proposed below, seven of whom are, on the date of the Meeting, serving as directors of the Company.

If any nominee is, for any reason, unavailable to serve as a director, proxies in favor of management nominees will be voted for another properly qualified nominee at their discretion unless authority has been withheld in the form of proxy.

Tobias Lütke co-founded Shopify in September 2004, and has served as a member of our Board since that time. Mr. Lütke has served as our Chief Executive Officer since April 2008. Prior to that, Mr. Lütke acted as our Chief Technology Officer between September 2004 and April 2008. Mr. Lütke worked on the core team of the Ruby on Rails framework and has created many popular open source libraries such as Active Merchant. Mr. Lütke currently serves on the board of Coinbase Global Inc. (Nasdaq).

2023 Board and Committee Attendance
Mr. Lütke is the Chair of our Board. Mr. Lütke does not sit on any Board committees. He attended each of the Board meetings held in 2023.
Current Public Directorships
Mr. Lütke currently serves on the Board of Directors of Coinbase Global Inc. (Nasdaq).
Share, Option, and RSU Holdings
Shares: Mr. Lütke and 7910240 Canada Inc., which Mr. Lütke is deemed to beneficially own, currently hold 646,932 Class A subordinate voting shares, 78,918,520 Class B restricted voting shares and 1 founder share. This represents 40.03% of the aggregate voting power attached to all of the Company's outstanding voting shares (see "Share Structure" in Section 4 - Corporate Governance Policies and Practices and "Principal Shareholders" in the Introduction of this Circular).

Tobias Lütke
43
Ontario, Canada	Options: Mr. Lütke currently holds 5,024,835 options to purchase Class A subordinate voting shares under our Stock Option Plan.
Director since 2004
Non-Independent	RSUs: Mr. Lütke currently holds 432,513 Restricted Share Units ("RSUs") under our LTIP.
2023 Annual Meeting Votes
Mr. Lütke received 98.28% of all votes cast at our 2023 annual meeting of shareholders.

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Robert Ashe held a variety of positions over 24 years with increasing responsibility at Cognos Incorporated, a business intelligence and performance management software company. Mr. Ashe ultimately served as Chief Executive Officer of Cognos Incorporated from 2005 to 2008 before the company was acquired by IBM. Mr. Ashe remained with IBM as a general manager of business analytics from 2008 to 2012. Mr. Ashe holds a Bachelor of Commerce from the University of Ottawa and is a Fellow of the Institute of Chartered Accountants of Ontario.
2023 Board and Committee Attendance
Mr. Ashe is our Lead Independent Director, Chair of our Nominating and Corporate Governance Committee and a member of our Audit and Compensation and Talent Management Committees. He attended 6/7 of our Board and Compensation and Talent Management Committee meetings held in 2023 and every Nominating and Corporate Governance and Audit Committee meeting held in 2023.

Current Public Directorships
Mr. Ashe currently serves on the Board of Directors of MSCI Inc. (NYSE).
Share, Option, and RSU Holdings
Robert Ashe	Shares: Mr. Ashe currently owns 314,826 Class A subordinate voting shares. This represents less than 1% of votes attaching to all of the Company's outstanding voting shares.
65
Ontario, Canada	Options: Mr. Ashe currently holds 16,240 options to purchase Class A subordinate voting shares under our Stock Option Plan.
Director since 2014
Independent	RSUs: Mr. Ashe currently holds 4,246 RSUs under our LTIP.
DSUs: Mr. Ashe currently holds 11,125 Deferred Share Units ("DSUs") under our LTIP.
2023 Annual Meeting Votes
Mr. Ashe received 83.07% of all votes cast at our 2023 annual meeting of shareholders.

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Lulu Cheng Meservey is the founder and Chief Executive Officer of Rostra, a strategic communications firm for founder-led companies. Prior to founding Rostra, Ms. Meservey first served as a board member of Activision Blizzard, one of the world’s largest interactive entertainment companies, from April 2022 to October 2022 then served as its Executive Vice President, Corporate Affairs and Chief Communications Officer, from October 2022 to January 2024. Prior to Activision Blizzard, Ms. Meservey served as the Vice President of Communications at Substack, an online platform for independent publishers of newsletters and podcasts, and co-founded the communications agency TrailRunner International, serving as its Chief Operating Officer from May 2016 to January 2021 and as its President from January 2021 to June 2021. From 2013 to 2016, Ms. Meservey worked in the office of the chairman at McLarty Associates (formerly Kissinger McLarty), a global strategic advisory firm headquartered in Washington, D.C., and she continued to serve as an advisor from 2016 to 2021. Her prior experience includes positions with the World Bank, where she advised on international open data initiatives, the MIT Lincoln Laboratory, where she worked on an international framework of norms in cyberspace, and as a financial analyst at J.P. Morgan. Ms. Meservey holds a Bachelor of Arts in Political Science from Yale University and a Master of Arts, Law and Diplomacy, International Relations, from the Fletcher School at Tufts University.

Lulu Cheng Meservey
37	2023 Board and Committee Attendance
Pennsylvania, United States	Not Applicable.
Director Nominee	Current Public Directorships
Independent	None.
Share, Option, and RSU Holdings
None.
2023 Annual Meeting Votes
Not Applicable.

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Gail Goodman is the former Chief Product Officer at Pepperlane, where she served from March 2019 to March 2021. Prior to Pepperlane, Ms. Goodman served as President and Chief Executive Officer of Constant Contact, a software company providing small businesses with online marketing tools to grow their businesses, for over 16 years. Over that time, Ms. Goodman served as a director and chairwoman of the board and led Constant Contact through its initial public offering and for eight years as a publicly traded company, until its acquisition by Endurance International Group Holdings, Inc. (Nasdaq) in February 2016. Ms. Goodman currently serves on the board of directors of a number of private companies and non-profits. Ms. Goodman holds a B.A. from the University of Pennsylvania and an M.B.A. from The Tuck School of Business at Dartmouth College.

2023 Board and Committee Attendance
Ms. Goodman is Chair of our Compensation and Talent Management Committee and a member of our Audit Committee. She attended every Board, Compensation and Talent Management, and Audit Committee meeting held in 2023.

Current Public Directorships
None.
Share, Option, and RSU Holdings
Shares: Ms. Goodman currently owns 66,270 Class A subordinate voting shares. This represents less than 1% of votes attaching to all of the Company's outstanding voting shares.
Gail Goodman
63	Options: Ms. Goodman currently holds 68,020 options to purchase Class A subordinate voting shares under our Stock Option Plan.
Massachusetts, United States
Director since 2016	RSUs: Ms. Goodman currently holds 3,791 RSUs under our LTIP.
Independent	2023 Annual Meeting Votes
Ms. Goodman received 92.45% of all votes cast at our 2023 annual meeting of shareholders.

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Colleen Johnston is the former Chief Financial Officer of Toronto-Dominion Bank. Prior to her retirement in 2018, Ms. Johnston spent 14 years at TD, ten of which she spent as Group Head, Finance, Sourcing, Corporate Communications and Chief Financial Officer. Prior to TD, Ms. Johnston held senior leadership roles at Scotiabank over the course of 15 years, including as CFO of Scotia Capital. Ms. Johnston currently serves on the board of directors of a number of private companies and non-profits. Ms. Johnston holds a Bachelor of Business Administration from York University's Schulich School of Business and is a Fellow of the Institute of Chartered Accountants of Ontario.

2023 Board and Committee Attendance
Ms. Johnston is Chair of our Audit Committee and a member of our Nominating and Corporate Governance Committee. She attended 6/7 of our Board meetings held in 2023, and every Audit and Nominating and Corporate Governance Committee meeting held in 2023.

Current Public Directorships
None.
Share, Option, and RSU Holdings
Shares: Ms. Johnston currently owns 11,120 Class A subordinate voting shares. This represents less than 1% of votes attaching to all of the Company's outstanding voting shares.
Colleen Johnston	RSUs: Ms. Johnston currently holds 3,791 RSUs under our LTIP.
65	DSUs: Ms. Johnston currently holds 830 DSUs under our LTIP.
Ontario, Canada	2023 Annual Meeting Votes
Director since 2019	Ms. Johnston received 91.2% of all votes cast at our 2023 annual meeting of shareholders.
Independent

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Jeremy Levine has been a Partner at Bessemer Venture Partners since January 2007, a venture capital firm he joined in May 2001. Prior to joining Bessemer, Mr. Levine was Vice President of Operations at Dash.com Inc., an internet software publisher, from 1999 to 2001. Prior to that, Mr. Levine was an Associate at AEA Investors, a management buyout firm, where he specialized in consumer products and light industrials, from 1997 to 1999. Mr. Levine was with McKinsey & Company as a management consultant from 1995 to 1997. Mr. Levine holds a B.S. degree in Computer Science from Duke University.
2023 Board and Committee Attendance
Mr. Levine is a member of our Nominating and Corporate Governance Committee. He attended 6/7 of our Board meetings in 2023, and every Nominating and Corporate Governance Committee meeting held in 2023.

Current Public Directorships
Mr. Levine currently serves on the Board of Directors of Pinterest, Inc. (NYSE).
Share, Option, and RSU Holdings
Shares: Mr. Levine currently owns 720,520 Class A subordinate voting shares. This represents less than 1% of votes attaching to all of the Company's outstanding voting shares.
Jeremy Levine	2023 Annual Meeting Votes
50	Mr. Levine received 91.08% of all votes cast at our 2023 annual meeting of shareholders.
New York, United States
Director since 2011
Independent

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Prashanth Mahendra-Rajah is the Chief Financial Officer at Uber Technologies Inc. (NYSE) where he leads the company's accounting, corporate development, investor relations, strategic finance, tax, and treasury teams around the world. Prior to joining Uber, Mr. Mahendra-Rajah served as Executive Vice President, Finance and Chief Financial Officer of Analog Devices, a global leader in the design and manufacturing of analog, mixed signal, and DSP integrated circuits, and as Chief Financial Officer of WABCO Holdings Inc., a global supplier of commercial vehicle technologies. He has also previously served as Division Chief Financial Officer and in other financial leadership roles at Applied Materials, Visa, and United Technologies. Mr. Mahendra-Rajah holds a B.S. in chemical engineering from the University of Michigan, an M.S. in engineering from Johns Hopkins University, and an M.B.A. from the Krannert School of Management at Purdue University.

2023 Board and Committee Attendance
Not Applicable.
Current Public Directorships
Mr. Mahendra-Rajah currently serves on the Board of Directors of Goodyear Tire & Rubber Company (Nasdaq).
Share, Option, and RSU Holdings
Shares: Mr. Mahendra-Rajah currently owns 133 Class A subordinate voting shares. This represents less than 1% of votes attaching to all of the Company's outstanding voting shares.
Prashanth Mahendra-Rajah	2023 Annual Meeting Votes
54	Not Applicable.
Massachusetts, United States
Director Nominee
Independent
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Toby Shannan has served as a member of our Board since January 2023. Mr. Shannan is the former Chief Operating Officer of Shopify and spent 12 years leading Shopify’s global operations as well as its customer support and service strategy. Prior to joining Shopify, Mr. Shannan also held the role of Vice President, Sales and Marketing, at DNA Genotek. Mr. Shannan is a board member and trustee at the Santa Fe Institute.

2023 Board and Committee Attendance
Mr. Shannan does not sit on any Board committees. He attended each of the Board meetings held in 2023.
Current Public Directorships
None.
Share, Option, and RSU Holdings
Shares: Mr. Shannan currently holds 327,029 Class A subordinate voting shares. This represents less than 1% of votes attaching to all of the Company's outstanding voting shares.
RSUs: Mr. Shannan currently holds 10,069 RSUs under our LTIP. DSUs: Mr. Shannan currently holds 587 DSUs under our LTIP.
Toby Shannan	2023 Annual Meeting Votes
54	Mr. Shannan received 99.33% of all votes cast at our 2023 annual meeting of shareholders.
Ontario, Canada
Director since 2023	*Mr. Shannan is not independent by reason of him having served, within the last three years, as an executive officer of the Company.
Non-Independent*

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Fidji Simo is the Chief Executive Officer and member of the board of directors of Instacart (Nasdaq), an on-demand online grocery platform. Prior to joining Instacart, Ms. Simo held a variety of positions over 10 years with increasing responsibility at Facebook (now Meta), ultimately serving as the Vice President and Head of the Facebook app. Ms. Simo began her career as a strategy manager at eBay. Ms. Simo is a co-founder of the Metrodora Institute, serves as President of the Metrodora Foundation, and is the co-founder of Women in Product, a non-profit organization. Ms. Simo holds a Master of Management from HEC Paris.

2023 Board and Committee Attendance
Ms. Simo is a member of our Compensation and Talent Management Committee. She attended 4/7 of our Board meetings in 2023, and every Compensation and Talent Management Committee meeting held in 2023. The Board held ad hoc meetings during 2023 that were scheduled on short notice. Ms. Simo was unable to attend certain of these meetings due to scheduling conflicts. For ad hoc strategic matters, Ms. Simo was provided with a fulsome live briefing by the Company's management and expressed support for the matters being put before the Board for discussion and approval.
Current Public Directorships
Ms. Simo currently serves on the Board of Directors of Maplebear Inc., DBA Instacart (Nasdaq).
Share, Option, and RSU Holdings
Fidji Simo	Shares: Ms. Simo currently owns 10,970 Class A subordinate voting shares. This represents less than 1% of votes attaching to all of the Company's outstanding voting shares.
38	RSUs: Ms. Simo currently holds 5,711 RSUs under our LTIP.
California, United States	DSUs: Ms. Simo currently holds 1,042 DSUs under our LTIP.
Director since 2021	2023 Annual Meeting Votes
Independent	Ms. Simo received 96.63% of all votes cast at our 2023 annual meeting of shareholders.

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Corporate Cease Trade Orders, Bankruptcy or Securities Penalties

To the knowledge of Shopify, none of the proposed directors is at the date hereof or has been, in the last 10 years before the date hereof, a director, Chief Executive Officer or Chief Financial Officer of any company, including Shopify, that (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemptions under securities legislation, that was in effect for a period of more than 30 consecutive days (an "Order") that was issued while the proposed director was acting in such capacity; or, (ii) was subject to an Order that was issued after the proposed director ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO, or CFO.

To the knowledge of Shopify, none of the proposed directors is at the date hereof or has been in the 10 years before the date hereof, a director or executive officer of a company, including Shopify, that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for:

•Jeremy Levine, who, until June 4, 2018, was a board member of Onestop Internet Inc., a corporation that made an assignment for the benefit of creditors on June 4, 2018. The sale of assets and the liquidation has been completed and any arrangements with creditors have been or are expected to be settled. Jeremy Levine was also a board member, until May 29, 2019, of Rabbit, Inc., a corporation that made an assignment for the benefit of creditors on May 24, 2019. The liquidation has been completed.
•Fidji Simo, who, until November 24, 2020, was a board member of Cirque du Soleil Entertainment Group, a corporation that filed for protection under the Companies' Creditors Arrangement Act ("CCAA") in Canada and Chapter 15 in the United States on June 30, 2020. On November 24, 2020, the company announced the closing of a sale transaction with the company's secured creditors and its emergence from CCAA and Chapter 15 protection.

To the knowledge of Shopify, none of the proposed directors has, within the last 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

To the knowledge of Shopify, none of the proposed directors has at the date hereof, been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.
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Director Independence

Under the NYSE listing standards, independent directors must comprise a majority of a listed company's board of directors. For purposes of the NYSE rules, an independent director means a person who, in the opinion of our Board, has no material relationship with our Company. Under National Instrument 58-101 – Disclosure of Governance Practices adopted by the Canadian Securities Administrators ("NI 58-101"), a director is considered to be independent if he or she is independent within the meaning of Section 1.4 of National Instrument 52-110—Audit Committees ("NI 52-110").

Pursuant to our Board Charter, our Board shall be comprised of a majority of independent directors within the meaning of the applicable listing standards of the NYSE and National Policy 58-201 – Corporate Governance Guidelines adopted by the Canadian Securities Administrators ("NP 58-201").

Our Board has undertaken a review of the independence of each existing and proposed director. Based on information provided by each director and director nominee concerning their background, employment and affiliations, our Board has determined that Messrs. Ashe, Levine, and Mahendra-Rajah, and Mses. Goodman, Johnston, Simo, and Cheng Meservey are "independent" as that term is defined under the listing standards of the NYSE and NI 58-101. The majority of the current Board (six out of eight) and the director nominees (seven out of nine) are independent. In making this determination, our Board considered the current and prior relationships that each non-employee director and director nominee has with the Company and all other facts and circumstances our Board deemed relevant in determining their independence, including the beneficial ownership of our shares by each such person. Mr. Lütke is not independent due to his role as the Company's Chief Executive Officer. Mr. Shannan is not independent by reason of him having served, within the last three years, as an executive officer of the Company.

Director Interlocks

Members of our Board are also members of the boards of other companies. An interlock occurs when two Board members also serve together on the board of another company. Pursuant to Shopify's Corporate Governance Guidelines, there shall be no more than two board interlocks at any given time. Currently, there are not more than two board interlocks and, following the Meeting, there are expected to be no interlocks between our Board members.

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Composition of Board Committees1

Pursuant to the Charters of each of the Audit Committee, the Compensation and Talent Management Committee, and the Nominating and Corporate Governance Committee, each committee is to be comprised of three or more independent directors. The following are the directors who serve on each of the Board committees as of the date of this Circular:

Audit Committee	Compensation and Talent Management Committee	Nominating and Corporate Governance Committee
Colleen Johnston (Chair)	Gail Goodman (Chair)	Robert Ashe (Chair)
Robert Ashe	Robert Ashe	Colleen Johnston
Gail Goodman	Fidji Simo	Jeremy Levine

1	Toby Shannan and Bret Taylor do not currently sit on any Board committees. Bret Taylor is not standing for re-election at the Meeting.

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2. Appointment of Auditors

PricewaterhouseCoopers LLP Chartered Professional Accountants ("PricewaterhouseCoopers LLP") has acted as the Company's auditors since August 2011. In order to be effective, the resolution to reappoint PricewaterhouseCoopers LLP as the Company's auditors and to authorize the Board to fix their remuneration must be approved by a majority of votes cast by shareholders, voting together as a single class, attending the Meeting themselves or represented by proxy at the Meeting. In 2023, 99.59% of votes cast at our annual meeting of shareholders were in favor of appointing PricewaterhouseCoopers LLP as the Company's auditors.

Unless authority is withheld, the management nominees named in the form of proxy intend to vote FOR the reappointment of PricewaterhouseCoopers LLP, the present auditor of the Company, as the auditor of the Company, to hold office until the next annual meeting of shareholders and to authorize the Board to fix their remuneration.

Auditor Evaluation

The Audit Committee reviews, with senior financial management and the auditors, on an annual basis, the performance of the auditors and auditor independence and rotation.

Auditor Service Fees

The aggregate amounts paid or accrued by the Company with respect to fees payable to PricewaterhouseCoopers LLP, the independent registered public accounting firm of the Company, for audit (including separate audits of wholly-owned and non-wholly owned entities, financings, regulatory reporting requirements and SOX related services), audit-related, tax and other services in the years ended December 31, 2023 and 2022 were as follows (in thousands):

Fees	Fiscal 2023	Fiscal 2022
Audit Fees	3,516	$3,549
Audit-Related Fees	$0	$0
Tax Fees	$73	$106
All Other Fees	$3	$32
Total	$3,592	$3,687

Audit fees relate to the audit of our annual consolidated financial statements, the review of our unaudited interim condensed consolidated financial statements, statutory audits of certain of our wholly-owned subsidiaries' financial statements, and services in connection with regulatory prospectus filings in Canada and our Registration Statements on Form F-10 (related to our 2021 public offering of Class A subordinate voting shares) and Form S-8.

Audit-related fees consist of aggregate fees for accounting consultations and other services that were reasonably related to the performance of audits or reviews of our consolidated financial statements and were not reported above under "Audit Fees".
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Tax fees relate to assistance with tax compliance, tax planning and various tax advisory services.

Other fees are any additional amounts for products and services provided by the principal accountants other than the services reported above under "Audit Fees", "Audit-Related Fees" and "Tax Fees".

Audit Committee Pre-Approval Policies and Procedures

From time to time, management recommends to and requests approval from the Audit Committee for audit and non-audit services to be provided by the Company's independent registered public accounting firm. The Audit Committee considers such requests, if applicable, on a quarterly basis, and if acceptable, pre-approves such audit and non-audit services. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the Company's registered public accounting firm.

The Audit Committee considered and agreed that the fees paid to the Company's independent registered public accounting firm in the years ended December 31, 2023 and 2022 are compatible with maintaining the independence of the Company's registered public accounting firm. Since the implementation of the Audit Committee pre-approval process in November 2015, all audit and non-audit services rendered by our independent registered public accounting firm have been pre-approved by the Audit Committee.

3. Approval of the Unallocated Options Under the Stock Option Plan

Our Stock Option Plan was approved by our Board of Directors and subsequently by our shareholders at the Company's annual and special meeting of shareholders held on May 5, 2015, and subsequently became effective upon completion of our IPO on May 27, 2015. The Stock Option Plan was subsequently amended and restated on May 30, 2018 and again on May 26, 2021, in each case in connection with the re-approval of the Stock Option Plan by shareholders. The Stock Option Plan benefits shareholders by allowing the Company to motivate our directors, officers, employees and consultants through the grant of options while improving the performance of the Company and increasing shareholder value. Pursuant to the Stock Option Plan, we have made option grants to certain employees, officers, directors and consultants to purchase Class A subordinate voting shares of the Company. For a summary of the terms of the current Stock Option Plan, see Section 3 – Equity Plans – Third Amended and Restated Stock Option Plan.

The number of Class A subordinate voting shares reserved for issuance, in the aggregate, under the Stock Option Plan and the LTIP was initially fixed at 37,436,920 Class A subordinate voting shares (on a pro-forma basis, after giving effect to Shopify’s share-split whereby, effective as of June 29, 2022, each Class A subordinate voting share was split into 10 Class A subordinate shares (the "Share Split")). The number of Class A subordinate voting shares available for
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issuance, in the aggregate, under the Stock Option Plan and the LTIP is automatically increased on January 1 of each year, beginning on January 1, 2016 and ending on January 1, 2026, in an amount equal to 5% of the aggregate number of outstanding Class A subordinate voting shares and Class B restricted voting shares on December 31 of the preceding calendar year. Our Board, however, may, for any particular year, determine that there will be no January 1 increase in the maximum number of Class A subordinate voting shares reserved for issuance under the Stock Option Plan and the LTIP for the then-upcoming year or to provide that any increase in the Class A subordinate voting shares reserve for that year will be a lesser number of Class A subordinate voting shares. For 2024, our Board has approved the 5% increase to the number of Class A subordinate voting shares available for issuance under the Stock Option Plan and the LTIP, such that the number of Class A subordinate voting shares reserved for issuance, in the aggregate, under the Stock Option Plan and the LTIP as at January 1, 2024 was 426,152,823.

In accordance with the rules and policies of the TSX, director and shareholder approval is required every three years for all unallocated options, rights or other entitlements under a security based compensation arrangement that does not have a fixed maximum aggregate of securities issuable, such as the Stock Option Plan. As the three-year term prescribed by the TSX will expire for the Stock Option Plan on May 26, 2024, a resolution will be placed before the shareholders to approve the unallocated options under the Stock Option Plan (options that have not yet been granted and are therefore still available to be granted). After January 1, 2026, the maximum number of Class A subordinate voting shares reserved for issuance under the Stock Option Plan and the LTIP cannot be further increased under the terms of the Stock Option Plan and the LTIP. Accordingly, following that date the TSX will no longer require shareholder approval for unallocated options under the Stock Option Plan.

If approval is not obtained at the Meeting, options which have not been allocated as of May 26, 2024 will not be available for a new grant of options. Previously allocated options will be unaffected by the approval or disapproval of the resolution.

Shopify competes for talent globally in a very aggressive labor market. This environment requires us to offer competitive compensation packages including equity opportunities to attract and retain the high-performing talent who are key to supporting our growth and future success. The Board believes that our ability to offer competitive equity compensation has been, and will continue to be, critical to our ability to attract and retain these highly qualified and skilled employees. In the aggressive labor market for the skills that we require, the aggregate share reserve available under the Stock Option Plan and the LTIP, including the annual 5% increase to the number of shares available for issuance, allows us to provide competitive equity compensation to retain our employees and hire key talent, as well as the ability to execute our talent strategy over the long-term. We have demonstrated discipline in the use of these available shares and intend to continue to do so. The annual increase mechanism under the Stock Option Plan and the LTIP expires in 2026.

In conjunction with the approval of the unallocated options under the Stock Option Plan, the Board has approved certain amendments to the Stock Option Plan, including the following:

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•addition of "Change in Status" (Section 1.1(k)) as a defined term for use throughout the Stock Option Plan for greater clarity;
•addition of a reference to a "Change in Status" (Section 2.8(f)(ii));
•change the references to "90 days following the Termination Date" to instead refer to "the third anniversary of the Termination Date" (Section 4.3(a)(i), Section 4.3(a)(iv), Section 4.3(a)(v), Section 4.3(a)(vi) and Section 4.3(a)(ix));
•addition of language to clarify that upon a "Change in Status", all or a portion of participant's unvested Options may expire, as determined in the Company's discretion (Section 4.5);
•addition of language with respect to "non-qualified securities" under the Income Tax Act (Canada) for Canadian participants in the schedule appended to the form of grant agreement (Exhibit "A" to Schedule "A"); and
•certain other amendments of a "housekeeping" nature, including those to clarify the meaning of an existing provision of the Stock Option Plan, or supplement any provision of the Stock Option Plan that is inconsistent with any other provision of the Stock Option Plan or correct any grammatical or typographical errors.

The Stock Option Plan, as amended, will be referred to as the "Third Amended and Restated Stock Option Plan". This discussion is qualified in its entirety by the text of the Third Amended and Restated Stock Option Plan, which will be substantially in the form of Schedule "C".

At the Meeting, Shareholders will be asked to approve all unallocated options under the Stock Option Plan. The amendments made to the Stock Option Plan do not, under the terms of the Stock Option Plan or the rules of the TSX, require shareholder approval. A copy of this resolution (the "Option Resolution") is annexed to this Circular as Schedule "D".

The management nominees named in the enclosed form of proxy intend to vote FOR the Option Resolution.

Approval of this resolution will require an affirmative vote of a majority of the votes cast by Shareholders, voting together as a single class, present in person or represented by proxy at the Meeting.

4. Approval of Third Amended and Restated Long Term Incentive Plan

Our LTIP was approved by our Board of Directors and subsequently by our shareholders at the Company's annual and special meeting of shareholders held on May 5, 2015, and subsequently became effective upon completion of our IPO on May 27, 2015. The LTIP was subsequently amended and restated on May 30, 2018 and again on May 26, 2021, in each case in connection with the re-approval of the LTIP by shareholders. The LTIP benefits shareholders by allowing the Company to motivate our directors, officers, employees and consultants through the grant of equity awards while improving the performance of the Company and increasing shareholder value. Pursuant to the LTIP, we have made Restricted Share Unit and Deferred Share Unit awards to certain employees, officers, directors and consultants, which over time will vest as
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Class A subordinate voting shares of the Company. For a summary of the terms of the current LTIP, see Section 3 – Equity Plans – Long Term Incentive Plan.

The number of Class A subordinate voting shares reserved for issuance, in the aggregate, under the Stock Option Plan and the LTIP was initially fixed at 37,436,920 Class A subordinate voting shares (on a pro-forma basis, after giving effect to the Share Split). The number of Class A subordinate voting shares available for issuance, in the aggregate, under the LTIP and the Stock Option Plan is automatically increased on January 1 of each year, beginning on January 1, 2016 and ending on January 1, 2026, in an amount equal to 5% of the aggregate number of outstanding Class A subordinate voting shares and Class B restricted voting shares on December 31 of the preceding calendar year. Our Board of Directors, however, may, for any particular year, determine that there will be no January 1 increase in the maximum number of Class A subordinate voting shares reserved for issuance under the LTIP and the Stock Option Plan for the then-upcoming year or to provide that any increase in the Class A subordinate voting shares reserve for that year will be a lesser number of Class A subordinate voting shares. For 2024, our Board of Directors has approved the 5% increase to the number of Class A subordinate voting shares available for issuance under the Stock Option Plan and the LTIP such that the number of Class A subordinate voting shares reserved for issuance, in the aggregate, under the Stock Option Plan and the LTIP as at January 1, 2024 was 426,152,823.

In accordance with the rules and policies of the TSX, director and shareholder approval is required every three years for all unallocated options, rights or other entitlements under a security based compensation arrangement that does not have a fixed maximum aggregate of securities issuable, such as the LTIP. As the three year term prescribed by the TSX will expire for the LTIP on May 26, 2024, a resolution will be placed before the shareholders to approve the unallocated awards under the LTIP (awards that have not yet been granted and are therefore still available to be granted). After January 1, 2026, the maximum number of Class A subordinate voting shares reserved for issuance under the Stock Option Plan and the LTIP cannot be further increased under the terms of the Stock Option Plan and the LTIP. Accordingly, following that date the TSX will no longer require shareholder approval for unallocated awards under the LTIP.

If approval is not obtained at the Meeting, awards which have not been allocated as of May 26, 2024 will not be available for a new grant of awards. Previously allocated awards will be unaffected by the approval or disapproval of the resolution.
Shopify competes for talent globally in a very aggressive labor market. This environment requires us to offer competitive compensation packages including equity opportunities to attract and retain the high-performing talent who are key to supporting our growth and future success. The Board believes that our ability to offer competitive equity compensation has been, and will continue to be, critical to our ability to attract and retain these highly qualified and skilled employees. In the aggressive labor market for the skills that we require, the aggregate share reserve available under the Stock Option Plan and the LTIP, including the annual 5% increase to the number of shares available for issuance, allows us to provide competitive equity compensation to retain our employees and hire key talent, as well as the ability to execute our talent strategy over the long-term. We have demonstrated discipline in the use of these available
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shares and intend to continue to do so. The annual increase mechanism under the Stock Option Plan and the LTIP expires in 2026.

In conjunction with the approval of the unallocated awards under the LTIP, the Board has approved, and is recommending that shareholders approve certain amendments to the LTIP, including the following:

•addition of "Change in Status" (Section 1.1(o)) as a defined term for use throughout the LTIP for greater clarity;
•addition of "Designation" (Section 1.1(v)) as a defined term for use throughout the LTIP for greater clarity;
•addition of a reference to "a change in Designation" (Section 2.3(3)(g));
•addition of a reference to a "Change in Status" (Section 2.9(6)(b));
•addition of the concepts of a "Discretionary-Settled RSU" and "Share-Settled RSU", and related changes to the vesting and settlement of such RSUs, to match the corresponding options that exist for the PSUs to provide the Company with enhanced flexibility (Article 3), and certain changes related thereto, including: (i) the addition of the defined terms: "Discretionary-Settled RSU" (Section 1.1(z)), "Discretionary-Settled RSU Settlement Date" (Section 1.1(aa)), "Discretionary-Settled RSU Settlement Notice" (Section 1.1(bb)), "Share-Settled RSU" (Section 1.1(ppp)), "Share-Settled RSU Settlement Date" (Section 1.1(qqq)) and "Share-Settled RSU Settlement Notice" (Section 1.1(rrr)) for use throughout the LTIP; (ii) the addition of the concepts of a "Discretionary-Settled RSU" and "Share-Settled RSU" the form of grant agreement (Schedule "A"); and (iii) the additions of a "Share-Settled RSU Settlement Notice" as a new schedule (Schedule "B") and "Discretionary-Settled RSU Settlement Notice" as a new schedule (Schedule "C");
•addition of language to clarify that upon a "Change in Status", all or a portion of participant’s unvested RSUs, PSUs and/or DSUs may expire, as determined in the Company’s sole discretion (Article 9); and
•certain other amendments of a "housekeeping" nature, including those to clarify the meaning of an existing provision of the LTIP, or supplement any provision of the LTIP that is inconsistent with any other provision of the LTIP or correct any grammatical or typographical errors.

The LTIP, as amended, will be referred to as the "Third Amended and Restated Long Term Incentive Plan". This discussion is qualified in its entirety by the text of the Third Amended and Restated Long Term Incentive Plan, which will be substantially in the form of Schedule "E".

At the Meeting, shareholders will be asked to approve the adoption of the Third Amended and Restated Long Term Incentive Plan, which will be substantially in the form of Schedule "E", as well as all unallocated awards thereunder. A copy of the full text of this resolution (the "A&R LTIP Resolution") is annexed to this Circular as Schedule "F".

The management nominees named in the enclosed form of proxy intend to vote FOR the A&R LTIP Resolution.

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Approval of this resolution will require an affirmative vote of a majority of the votes cast by shareholders, voting together as a single class, present in person or represented by proxy at the Meeting.

5. Advisory Resolution on Executive Compensation

Shopify is presenting a non-binding advisory vote on the Company's approach to executive compensation as part of our process of shareholder engagement.

Shopify is committed to providing shareholders with executive compensation disclosure that is clear and comprehensive, and ensuring that shareholders fully understand the objectives, philosophy and principles that the Board has applied in its approach to executive compensation.

Shopify endeavors to maintain an executive compensation program that attracts, motivates and retains high-performing executives who will continue to create sustainable, long-term value for our shareholders. Please see Section 3 - Compensation of Executives for more information about our approach to executive compensation. In 2023, 77.45% of votes cast at our annual meeting were in favor of the Company's approach to executive compensation. This result is not aligned with historical results for the Company's advisory vote on our executive compensation program, which in the prior five years averaged greater than 94% support. In light of the 2023 results, following the 2023 annual meeting, management solicited additional engagements with the Company's top shareholders to understand their feedback (in addition to the Company's regular and ongoing engagements with shareholders). The Company's senior leadership and the Compensation and Talent Management Committee discussed and reviewed this feedback and the Compensation and Talent Management Committee also reviewed compensation practices and areas of development with the Company's independent compensation consulting firm. Additionally, in 2023, the Company adopted a Clawback Policy as further described below under "Compensation Risk Oversight". The Compensation and Talent Management Committee is acutely focused on designing a competitive executive compensation program that drives value over the long-term. The Company has provided additional insight into its compensation philosophy in the Compensation Discussion and Analysis section, below.

The management nominees named in the form of proxy intend to vote FOR the following non-binding, advisory resolution in respect of Shopify's approach to executive compensation:

"BE IT RESOLVED THAT, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the Company's management proxy circular delivered in advance of the 2024 annual meeting of shareholders."

Approval of this resolution will require an affirmative vote of a majority of the votes cast by shareholders, voting together as a single class, attending the Meeting themselves or represented by proxy at the Meeting. Since this is an advisory vote, the results will not be binding upon the
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Board. However, the Board and the Compensation and Talent Management Committee will take the results of the vote into account when considering future compensation policies, procedures and decisions, and in determining whether there is a need to increase their engagement with shareholders on compensation and related matters.

In the event that a significant number of shareholder votes oppose the resolution, the Board will consult with shareholders, particularly those who are known to have voted against it, in order to understand their concerns and will review the Company's approach to compensation in the context of those concerns. Shareholders who have voted against the resolution will be encouraged to contact the Board to discuss their specific concerns. See "Shareholder Communications with the Board" in Section 4 - Corporate Governance Policies and Practices of this Circular.

Shareholder Proposals

There are no shareholder proposals to be considered at the Meeting.

Shareholder proposals to be considered for inclusion in next year's management proxy circular for the Company's 2025 Annual Meeting of Shareholders must be submitted during the 60-day period between January 5, 2025 and March 6, 2025, subject to adjournment or postponement of the Meeting, and must comply with section 137 of the CBCA.

We have adopted an advance notice by-law that provides that shareholders seeking to nominate candidates for election as directors must provide timely written notice to our Corporate Secretary. See "Advance Notice Requirements for Director Nominations" in Section 4 - Corporate Governance Policies and Practices.

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SECTION 3: COMPENSATION DISCUSSION AND ANALYSIS

Compensation of Executives

Introduction

This section provides an overview of our executive compensation philosophy, objectives, policies, and practices that apply to the compensation paid to our named executive officers ("Named Executive Officers" or "NEOs"), including our Chief Executive Officer and Chief Financial Officer. In this section, we also describe the key factors considered in making executive compensation decisions in 2023 and how these decisions align with our strategy. Our Named Executive Officers for the year ended December 31, 2023, were:

Tobias Lütke	Chief Executive Officer & Head of R&D
Jeff Hoffmeister	Chief Financial Officer
Kasra Nejatian	Chief Operating Officer & VP Product
Jessica Hertz	General Counsel
Harley Finkelstein	President

Executive Compensation Philosophy

Shopify was founded on the philosophical idea that great craftsmanship is the load-bearing property of all the best products in the world, and is required to be a world-class company. This commitment to excellence extends to all our key positions, including our NEOs. We aim to cultivate and maintain a highly talented team of executives who are innovative, seasoned, and dedicated to their work in service of our merchants. Central to this objective is our competitive compensation design.

To ensure our compensation packages remain competitive and aligned with prevailing market trends, we regularly benchmark our compensation practices against industry peers and relevant market data. Moreover, a majority of our executive compensation is structured in the form of at risk, equity-based incentives, which we firmly believe not only incentivizes strong performance, but also aligns our executives' incentives with creating sustainable, long-term value for our shareholders.

Objectives

Our executive compensation program is designed to achieve the following objectives:

•Provide market-competitive compensation opportunities to attract and retain experienced and high-performing executive officers whose knowledge, skills, and level of impact are critical to our success.
•Align the financial interests of our executive officers with those of our shareholders by providing a majority of executive compensation in the form of long-term, equity-based incentives.
•Motivate our executive officers to drive long-term value and growth of our business while taking appropriate levels of risk.

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2023 Business Highlights

2023 was another year of growth for Shopify that, coupled with discipline and strategic decision-making, delivered consistent profitable results. Key business highlights in 2023 include:

Growth
We have executed well on our growth strategy, as demonstrated by the consistent and strong expansion of revenue for the past several years. In 2023, we grew revenue by 26% to $7.1 billion and our millions of merchants in more than 175 countries generated $236 billion in gross merchandise volume (GMV), a 20% increase over the prior year. Moreover, we achieved free cash flow(1) of $905 million for 2023.

Our mission is to make commerce better for everyone and we believe we can help merchants of all verticals and sizes, from aspirational entrepreneurs to high-volume enterprises, start, scale, and grow their businesses to thrive at any stage.

People & Culture	If you have ambitious goals, you need an equally ambitious team. Shopify is composed of highly talented individuals all working to make commerce better for everyone. We value people who are impactful, are merchant-obsessed, make great decisions quickly, embrace change, are constant learners, and build for the long term.

Shopify values deep craftsmanship, continuous learning and thriving on change. We are constantly striving to get better and ensure we have the right team in place to execute on our mission. We offer opportunities to our employees to learn and grow so they are equipped to build the future of commerce, feel engaged, and can progress in their careers.
Strategy
Key elements of our strategy in 2023 included continuing to: grow our base of merchants, grow our merchants' revenue, expand our platform and introduce innovative solutions, grow and develop our ecosystem, expand our referral partner programs, and focus on building for the long term. In 2023, we also took steps to change the shape of our business to sharpen focus on our mission to drive the highest impact for merchants. This was accomplished through a reduction in our workforce as well as the sale of our logistics businesses.

We consider our merchants' success to be one of the most powerful drivers of our business model. When our merchants grow their sales and become more successful, they typically consume more of our merchant solutions, upgrade to higher subscription plans and purchase additional apps.

Innovation
Commerce is continually evolving, especially in response to new and emergent technologies. Shopify strives on behalf of its merchants to not just keep pace in a dynamic environment, but to bring to market new and better selling and buying experiences by leveraging what technology and connectivity have made possible. We are simplifying the user experience for smaller merchants, equipping them with new and innovative ways to compete, as well as for larger merchants seeking technology and support for higher volumes and global reach. Research and development at Shopify is focused on product management, product development, and product design to accomplish these goals.

Some of our 2023 product launches and business highlights include: launching Commerce Components by Shopify, a modern, composable stack for enterprise retail; launching Shopify Bill Pay, a tool that streamlines expense management and integrates directly with the Shopify admin; launching Shopify Magic, a suite of AI-enabled features across the Shopify platform, and Sidekick, an AI-enabled commerce assistant, to make it easier for merchants to run their businesses; launching an AI-powered shopping assistant on Shop, our all-in-one digital shopping companion app; releasing POS Terminal, our new enterprise-grade payments hardware, in the U.S. and Canada; completing the U.S. rollout of Shop Cash, a rewards program that allows shoppers to earn Shop Cash on eligible Shop Pay purchases and redeem it using Shop; launching the Retail Plan, a new pricing plan for businesses selling primarily in-person; and expanding Shopify Markets Pro, our end-to-end cross-border commerce solution with native merchant of record offering, to general availability in the U.S.

1	Free Cash Flow is a non-GAAP financial measure. Please refer to “Non-GAAP Measures” in Section 5 of this Circular for more information.

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For more information regarding our key business highlights for 2023, please refer to our audited consolidated financial statements and the management's discussion and analysis for the fiscal year ended December 31, 2023, each of which are accessible on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and on our website at investors.shopify.com.

Shopify Total Return Vs S&P & S&P/TSX
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
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Shopify
S&P 500 Total Return (Gross, Inc. Dividends)
S&P / TSX (Gross, Incl. Dividends)

The above graph compares the total shareholder return on a $100 investment in Shopify's Class A subordinate voting shares to the same investment in the S&P 500 Index and the S&P/TSX Composite Index over the same period. The above graph shows how a $100 investment in Shopify on January 2, 2019, with a closing stock price of $13.76 on such date (on a pro-forma basis, after giving effect to the Share Split), would have grown to $566.13 on December 29, 2023, with a closing stock price of $77.90 on such date.

Our compensation program aims to ensure that the compensation we pay our executives, including our NEOs, is related to factors that influence shareholder value. In order to align the interests of our executives with those of Shopify and its shareholders, a majority of compensation paid to our executives is in the form of long-term, equity-based incentives, such that the overall value of compensation paid to our executives is largely determined by our stock price performance. Therefore, there has been a strong correlation between the stock price trends shown in the stock performance graph above and the target and realized compensation levels our executives received during the same period. Stock price performance, however, is not the only indicator of the success of our leadership team, especially in the short term. It is one of many considerations that influence our executive compensation decisions, including company operational and strategic performance, an individual's role, and individual performance and impact to our business.

Compensation Governance

Our Board has adopted a written charter for the Compensation and Talent Management Committee that establishes the Compensation and Talent Management Committee's purpose and its
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responsibilities with respect to executive compensation. This charter provides that the Compensation and Talent Management Committee shall, among other things, assist the Board in its oversight of executive compensation, management development and succession, Board member compensation, executive compensation governance and disclosures, and human capital management. The full text of the charter can be found at investors.shopify.com.

Our Compensation and Talent Management Committee currently consists of Gail Goodman (Chair), Robert Ashe and Fidji Simo. Each of these directors is considered by the Board to be independent. For more information on the skills and experience of our Compensation and Talent Management Committee members, please see their biographies in Section 2 - Business of the Meeting - 1. Election of Directors on page 13 of this Circular.

In determining the total compensation of our executives, including our NEOs, the Compensation and Talent Management Committee of the Board considers, among other factors, the scope and complexity of each executive's role, individual performance and impact to our business, market data developed by its independent compensation consulting firm, the individual's existing equity holdings, internal pay parity considerations, and recommendations from its independent compensation consulting firm as well as the Company's CEO (other than with respect to his own compensation). The individual performance assessment of each of our executives, including our NEOs, is conducted by the Compensation and Talent Management Committee and the Board prior to, or in connection with, setting the compensation for the following year.

The Compensation and Talent Management Committee retains Compensia, an independent compensation consulting firm, to advise the Compensation and Talent Management Committee on executive and Board compensation and related governance matters. Compensia advises on the compensation comparator group for use in executive and Board compensation benchmarking, conducts executive and Board compensation assessments against the compensation comparator group, assists in reviewing the Company's equity program design and strategies, and assists in assessing the competitiveness and design of the executive and board compensation arrangements recommended by the Compensation and Talent Management Committee.

Executive Compensation-related Fees

For the services rendered in 2023, aggregate professional service fees paid to Compensia were $188,960. Compensia did not provide any services to Shopify other than directly to the Compensation and Talent Management Committee or as approved and overseen by the Compensation and Talent Management Committee.

Year	Consulting Firm	Executive Compensation Consulting-related Fees ($)	All Other Fees	Total Fees ($)	Currency
2023	Compensia	188,960	-	188,960	USD
2022	Compensia	109,210	-	109,210	USD

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Comparator Group

The fiscal year 2023 compensation comparator group was developed in 2022 by Compensia and reviewed and approved by our Compensation and Talent Management Committee. Generally, the comparator group consisted of public technology companies identified as similar in industry, business focus, stage or labor competitors with comparable revenue, revenue growth, market capitalization, and employee populations to Shopify.

The comparator group that was used to inform compensation decisions in terms of level of pay and pay mix for our executives, including our NEOs, for 2023 consisted of the following companies:

Adobe Inc. Airbnb Inc. Atlassian Corporation PLC Autodesk Inc. Block Inc. Docusign Inc. Doordash Inc.	Intuit Inc. Palo Alto Networks Inc. Pinterest Inc. ServiceNow Inc. Snap Inc. Splunk Inc. Twilio Inc.	Twitter Inc. Uber Technologies Inc. Veeva Systems Inc. Workday Inc. Zillow Group Inc. Zoom Video Communications Inc.

The Compensation and Talent Management Committee reviews the comparator group and makes adjustments on at least an annual basis if changes in market position and company size or other company circumstances, including our own, suggest more representative comparator group companies.

In August 2023, the Compensation and Talent Management Committee revised the comparator group for 2024 to add CrowdStrike, Fortinet, and Snowflake based on the selection criteria described above, and to exclude Docusign and Zillow due to size and value disparity and Twitter due to its acquisition.

Additions	Deletions
CrowdStrike Holdings Inc. Fortinet Inc. Snowflake Inc.	Docusign Inc. Twitter Inc. Zillow Group Inc.

The 2024 comparator group was applied by the Compensation and Talent Management Committee and the Board in connection with the approval of equity awards to the company's Chief Operating Officer, Mr. Nejatian, in December 2023. For additional information on the equity awards granted to Mr. Nejatian in December 2023, please refer to the section titled "2023 Annual Equity Awards" on page 42 of this Circular.

Flexible Compensation

In 2022, Shopify launched a new flexible compensation program ("Flex Comp"), which provides employees with a dollar-denominated annual compensation amount ("Wallet Value") that can be allocated between cash, stock options, and RSUs at the discretion of employees, subject to a minimum cash guardrail and certain other restrictions to ensure, among other things, compliance with applicable law. Individuals are also subject to minimum equity requirements depending on their job level. We built Flex Comp to define the future of compensation at Shopify, with a focus on three key elements:

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Agency
Bringing agency to our people is a foundational principle of Flex Comp. Flex Comp provides employees with a Wallet Value that can be allocated between cash, stock options and RSUs at their discretion. This approach empowers employees to determine the mix of cash and equity awards that works best for them.

Clarity
The Flex Comp user interface, referred to internally as the "Rewards Wallet", lays out all aspects of an employee's compensation in one place, providing employees with a one-stop-shop for understanding pay.

Impact
Shopify is a mission-driven company, and everything we build is in support of this mission, including Flex Comp. An employee's Wallet Value will grow as they advance in their career and have a positive impact on Shopify's mission.

Flex Comp election windows open on a quarterly basis, giving employees periodic opportunities to adjust their compensation mix as their needs change. The portion of an employee's Wallet Value that is allocated to cash in a given election window starts being paid to the employee as part of their regular payroll schedule on the first day of the subsequent quarter. Similarly, the Wallet Value that is allocated towards RSUs and/or stock options in a given election window takes effect on the first day of the subsequent quarter, with the corresponding equity awards vesting in equal monthly installments over the course of the quarter.

Beginning in 2024, Shopify employees who participate in Flex Comp will have the ability to further customize their compensation by allocating a portion of their Wallet Value towards RSUs and/or stock options that vest in equal monthly installments over a three-year vesting period.
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Program Design
Our executive compensation program consisted of the following elements:

Component	Form	Description
Base Salary	Cash
As described in the section titled "Flexible Compensation" on page 38 of this Circular, the majority of our employees, including our NEOs (with the exception of Mr. Lütke), are provided with a dollar-denominated annual compensation amount, or "Wallet Value", that can be allocated between cash, stock options, and RSUs at their discretion.

In October 2022, our Compensation and Talent Management Committee determined to allocate to each of our NEOs (other than Mr. Lütke) a Wallet Value of USD $1,000,000 for 2023. For these NEOs, the portion of their Wallet Value that they allocated to cash in 2023 determined their base salary for the year.

Mr. Lütke does not participate in Flex Comp. In 2023, his base salary was maintained at CAD $1.

Long-Term Incentive	Stock Options and RSUs
The long-term incentive component of our executive compensation program consists of two separate award categories: Annual Equity Awards and Wallet Equity Awards (in each case, as defined below).

Our NEOs generally receive an annual grant of equity awards ("Annual Equity Awards"), consisting of a combination of stock options and RSUs. Annual Equity Awards granted to our NEOs are based on consideration of:

•total compensation opportunity;
•talent attraction and retention;
•market competitiveness;
•recommendations from our CEO (other than with respect to his own compensation):
•individual performance and level of impact;
•changes in scope or breadth of role or responsibilities;
•existing equity award holdings (including the unvested portion of such awards);
•internal fairness;
•available equity plan funding/dilution limitations; and
•market practices related to aggregate equity dilution metrics, including burn rate and compensation expense.

Annual Equity Awards granted to our NEOs generally vest in equal quarterly installments over three years.(1)

Our NEOs, with the exception of Mr. Lütke, also participate in Flex Comp and receive additional RSUs and/or stock options on a quarterly basis ("Wallet Equity Awards") to the extent they allocate a portion of their Wallet Value to equity awards. In 2023, Wallet Equity Awards were granted prior to the beginning of each quarter and vested on a monthly basis over the course of the quarter.

Employee Benefits & Perks	Flexible vacation, benefits and perks
Benefits include health, dental, life, and disability insurance benefits. Voluntary perquisites are limited and include flexible vacation and a flexible spending allowance. The same benefits and perks are offered to all Shopify employees.

1
Prior to December 2022, Annual Equity Awards granted to our executives were subject to time-based vesting at a rate of 33.33% on the first anniversary of the vesting start date, with the remainder vesting in equal quarterly installments over the following two years. In December 2023, Mr. Nejatian received a grant of RSUs and stock options in lieu of a 2024 Annual Equity Award. The RSUs granted to Mr. Nejatian vest according to the following schedule: 20% on the first anniversary of the grant date, 35% on the second anniversary of the grant date, and 45% on the third anniversary of the grant date. The stock options granted to Mr. Nejatian vest according to the following schedule: 50% on the fourth anniversary of the grant date and 50% on the fifth anniversary of the grant date. For more information, please refer to the section titled "2023 Annual Equity Awards" on page 42 of this Circular.

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Base Salary
In October 2022, the Compensation and Talent Management Committee determined to allocate to each of our NEOs (other than Mr. Lütke) a Wallet Value of USD $1,000,000, effective January 1, 2023. Like any other Shopify employee participating in Flex Comp, our NEOs (other than Mr. Lütke) have the ability to allocate their Wallet Value between cash, stock options, and RSUs at their discretion. We believe this flexible approach to compensation is a differentiating feature of our compensation program and one that helps us attract and retain high-performing executives by allowing these individuals to tailor a portion of their compensation to suit their needs.

For each of our NEOs (other than Mr. Lütke), the portion of their Wallet Value allocated to cash in 2023 determined their base salary for the year. Mr. Lütke does not participate in Flex Comp. For the fourth consecutive year, the Compensation and Talent Management Committee approved Mr. Lütke's request to receive a CAD $1 base salary. The remainder of his 2023 compensation was in the form of stock options, which reflects the strong belief of Mr. Lütke in the long-term performance of the Company, and the Board and Mr. Lütke's desire to drive alignment of his realized pay outcomes with the interests of our shareholders over the long term. For additional information on the equity awards granted to Mr. Lütke in 2023, please refer to "2023 Annual Equity Awards" on page 42 of this Circular.

The table below sets forth the annual base salaries for our NEOs for fiscal year 2023.

Name	Effective Date	Base Salary ($US)(1)	Base Salary ($CAD)
Tobias Lütke	January 1, 2023	0.7561	1
Jeff Hoffmeister	January 1, 2023	1,000,000	1,322,600
Kasra Nejatian	January 1, 2023	800,000	1,058,080
Jessica Hertz	January 1, 2023	900,822	1,191,427
Harley Finkelstein	January 1, 2023	718,295	950,000

1
The amounts disclosed in respect of Messrs. Hoffmeister and Nejatian and Ms. Hertz reflect the amounts allocated by these individuals to cash in 2023 under the Flex Comp program. The amount disclosed in respect of Mr. Finkelstein reflects the amount allocated by Mr. Finkelstein to cash in 2023 under the Flex Comp program, converted to U.S. dollars using an exchange rate of C$1.00 = US$0.7561, which was the Bank of Canada average rate on December 29, 2023. The amount disclosed in respect of Mr. Lütke reflects Mr. Lütke's 2023 base salary amount converted to U.S. dollars using an exchange rate of C$1.00 = US$0.7561, which was the Bank of Canada average rate on December 29, 2023.

We do not provide any form of short-term incentives (performance bonuses or other incentives) to our executive officers, other than as part of Flex Comp. We believe that having a majority of our executive compensation tied to equity compensation aligns more closely with our business strategy and focus on long-term growth and innovation. We believe this structure promotes a focus on long-term retention and shareholder value creation.

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Long-Term Incentive Compensation

We differentiate compensation levels among our executives, including our NEOs, through equity compensation. We believe compensation should be structured to ensure that a significant portion of executive compensation is at risk and related to factors that influence shareholder value. This strategy is aimed at fostering a long-term perspective among our executives, as the realized value of their equity-based compensation is tied to the performance of our share price over multiple years. Moreover, granting a significant portion of executive compensation in the form of equity-based awards aligns the financial interests of our executives with those of our shareholders, enabling both parties to share in the long-term growth of our company and stock price.

We utilize time-based equity awards as a means of aligning the interests of our executives with those of our shareholders. We believe that time-based equity awards enable our executives to focus on executing long-term strategic initiatives without distractions from short-term financial performance, thereby benefiting our shareholders, while providing our executives with an appropriate level of incentives for performance and retention.

The table below sets forth the equity awards granted to our NEOs for fiscal year 2023.

Name	Share-based Awards(1) ($US)	Option-based Awards(2) ($US)
Tobias Lütke(3)	—	20,000,007
Jeff Hoffmeister(3)	—	—
Kasra Nejatian(3)(4)	37,700,230	37,500,013
Jessica Hertz(3)	5,975,097	1,975,017
Harley Finkelstein(3)	4,912,050	1,625,013

1	The value of share-based awards shown for our NEOs are the grant date fair values for RSU awards granted under the LTIP, being equal to the number of units granted multiplied by the weighted average trading price per Class A subordinate voting share on the NYSE for the five (5) trading days immediately preceding the grant date. This compensation has not actually been received by our NEOs and the actual value received may differ.
2	The value of option-based awards shown for our NEOs are the grant date fair values for stock option awards granted under the Stock Option Plan, being equal to the number of stock options granted multiplied by the Black-Scholes value of the options at the time of grant.
3
The amount specified above for Mr. Lütke reflects Mr. Lütke's 2023 Annual Equity Award in the amount of $20,000,007. The amounts specified above for Mr. Nejatian reflect: (1) Mr. Nejatian's December 2023 equity award, as further described in note 4 below, and (2) Mr. Nejatian's 2023 Wallet Equity Awards totaling $200,224. The amounts specified above for Ms. Hertz reflect: (1) Ms. Hertz's 2023 Annual Equity Award in the amount of $7,900,075, and (2) Ms. Hertz's 2023 Wallet Equity Awards totaling $50,039. The amounts specified above for Mr. Finkelstein reflect: (1) Mr. Finkelstein's 2023 Annual Equity Award in the amount of $6,500,055, and (2) Mr. Finkelstein's 2023 Wallet Equity Awards totaling $37,008. Mr. Hoffmeister did not receive an Annual Equity Award or any Wallet Equity Awards in 2023.

4
In December 2023, Mr. Nejatian received a grant of RSUs and stock options in lieu of a 2024 Annual Equity Award. The RSUs granted to Mr. Nejatian vest according to the following schedule: 20% on the first anniversary of the grant date, 35% on the second anniversary of the grant date, and 45% on the third anniversary of the grant date. The stock options granted to Mr. Nejatian vest according to the following schedule: 50% on the fourth anniversary of the grant date and 50% on the fifth anniversary of the grant date.

2023 Annual Equity Awards

In March 2023, the Compensation and Talent Management Committee granted Annual Equity Awards to our NEOs (other than Mr. Hoffmeister, as he received a "new hire" equity award in December 2022 upon joining Shopify) after assessing whether each of them was properly incentivized and based on its review of the factors described under "Program Design" on page 40 of this Circular.

With the exception of Mr. Lütke (and Mr. Hoffmeister, who, as discussed above, did not receive a 2023 Annual Equity Award), the Annual Equity Awards granted to our NEOs in 2023 consisted of RSUs and stock options. Mr. Lütke's 2023 Annual Equity Award consisted of stock options only to
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ensure that his compensation is closely tied to continued growth in Shopify's value and shareholder interests.

In December 2023, the Compensation and Talent Management Committee approved the grant of RSUs and stock options to our Chief Operating Officer, Mr. Nejatian, satisfying the Annual Equity Award component of his 2024 compensation. The approved grant comes with an extended vesting period compared to the three-year vesting schedule typically associated with Annual Equity Awards. This decision underscores the Compensation and Talent Management Committee's intention to ensure Mr. Nejatian is focused on fostering sustained performance and increasing shareholder value over an extended horizon. The vesting schedule and aggregate dollar value of Mr. Nejatian's award was determined by the Compensation and Talent Management Committee and the Board after considering market data, the scope of Mr. Nejatian's responsibilities and impact on our business, and his existing equity award holdings. The RSUs granted to Mr. Nejatian vest according to the following schedule: 20% on the first anniversary of the grant date, 35% on the second anniversary of the grant date, and the remaining 45% on the third anniversary of the grant date. The stock options granted to Mr. Nejatian vest according to the following schedule: 50% on the fourth anniversary of the grant date and 50% on the fifth anniversary of the grant date. Prior to receiving this December 2023 grant, and excluding Wallet Equity Awards received as part of the Flex Comp program, Mr. Nejatian last received a grant of equity awards in December 2022.

In February 2024, the Compensation and Talent Management Committee approved the grant of an Annual Equity Award to Mr. Lütke. Twenty-five percent (25%) of the total award value was granted in the form of RSUs, while the remaining 75% was granted as stock options. The stock options feature a modified five-year vesting schedule, reflecting the Compensation and Talent Management Committee's strategic imperative to empower Mr. Lütke to focus on driving sustained performance and shareholder value over an extended timeframe. The vesting schedule and aggregate dollar value of Mr. Lütke's award was determined by the Compensation and Talent Management Committee after reviewing various factors, including the annual CEO pay level of our compensation comparator group. The RSUs granted to Mr. Lütke are scheduled to vest in equal quarterly installments over three years. The stock options granted to Mr. Lütke are scheduled to vest in equal quarterly installments over five years.

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The table below sets forth the Annual Equity Awards granted to Mr. Lütke in February 2024.

Award	Vesting Start Date	Vesting Schedule	Value at Time of Grant ($US)(1)(2)
Share-based	February 2024	Quarterly vesting over 36 months	37,500,076
Option-based	February 2024	Quarterly vesting over 60 months	112,500,007

1
The value of the share-based awards shown for Mr. Lütke are the grant date fair values for RSU awards granted under the LTIP, being equal to the number of share units granted multiplied by the weighted average trading price per Class A subordinate voting share on the NYSE for the five (5) trading days immediately preceding the grant date.

2
The value of option-based awards shown for Mr. Lütke are the grant date fair values for stock option awards granted under the Stock Option Plan, being equal to the number of stock options granted multiplied by the Black-Scholes value of the options at the time of grant.

In determining future equity grants for Mr. Lütke and the Company's other NEOs, the Compensation and Talent Management Committee will continue a comprehensive assessment, considering the existing equity holdings of each NEO, along with associated long-term incentives and retention strategies, among other factors. The overarching aim is to maintain appropriate compensation levels and foster retention among our NEOs.

2023 Wallet Equity Awards

For each of our NEOs (other than Mr. Lütke, who does not participate in Flex Comp), allocations of their Wallet Value towards RSUs and/or stock options in a given election window took effect on the first day of the subsequent quarter, with the corresponding Wallet Equity Awards vesting in equal monthly installments over the course of that quarter. Same as all other Shopify employees participating in Flex Comp, our NEOs (other than Mr. Lütke) have agency over the allocation of their Wallet Value between cash, stock options and RSUs, subject to certain restrictions.

The table below sets forth the value of equity awards (including Annual Equity Awards as well as Wallet Equity Awards) granted to our NEOs in fiscal year 2023, as compared to the actual value realized in 2023, as well as the value of outstanding unvested RSUs and stock options as of December 31, 2023.

	Share-based Awards(1) ($US)			Option-based Awards(1) ($US)
Name	Value at Time of Grant	Value Realized in 2023(2)	Value of Unvested Outstanding RSUs(3)	Value at Time of Grant	Value Realized in 2023(2)	Value of Vested and Unvested Outstanding Options(4)
Tobias Lütke	—	—	—	20,000,007	—	31,146,618
Jeff Hoffmeister	—	—	—	—	—	—
Kasra Nejatian	37,700,230	146,763	40,291,204	37,500,013	—	5,062,406
Jessica Hertz	5,975,097	2,358,597	8,149,411	1,975,017	—	3,075,754
Harley Finkelstein	4,912,050	1,913,289	6,714,941	1,625,013	—	2,530,682

1	The value of share-based awards shown for our NEOs are the grant date fair values for RSU awards granted under the LTIP, being equal to the number of share units granted multiplied by the weighted average trading price per Class A subordinate voting share on the NYSE for the five (5) trading days immediately preceding the grant date.
The value of option-based awards shown for our NEOs are the grant date fair values for stock option awards granted under the Stock Option Plan, being equal to the number of stock options granted multiplied by the Black-Scholes value of the options at the time of grant.
2	Values are calculated based on the market price of Shopify's Class A subordinate voting shares on the NYSE on the transaction date of the vesting share units multiplied by the number of share units vesting. Values displayed reflect gross values before the deduction of taxes, fees and any other applicable withholdings.
3	Values are calculated based on the closing market price of Shopify's Class A subordinate voting shares on the NYSE on December 29, 2023, which was US$77.90.
4
Stock options are "in-the-money" if the market price of the shares covered by the stock options is greater than the exercise price. Values are calculated based on the closing market price of Shopify's Class A subordinate voting shares on the NYSE on December 29, 2023, which was US$77.90. Actual value realized will be the difference between the market price and the exercise price upon exercise of the options.

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Compensation Risk Oversight

As part of the review of the compensation paid to our executives, our Compensation and Talent Management Committee considers the structure and design of our various compensation plans. We found that our compensation programs do not encourage excessive or unnecessary risk-taking. Overall, we found that there were no significant risks arising from Shopify's executive compensation programs that were reasonably likely to have a material adverse effect on the Company.

Balance between short- and long-term performance objectives	☑
We do not offer annual short-term incentives, other than as part of Flex Comp. We expect all employees to perform at a high level of impact and provide the Flex Comp program for this contribution. In addition to Flex Comp, we provide long-term incentives to our NEOs in the form of stock options and RSUs. While we take into account both short-term and individual performance, we want our primary focus to be on the long-term growth of Shopify.

Preservation of discretion	☑
The Compensation and Talent Management Committee has the ability to apply its discretion in determining the Wallet Value (a dollar-denominated annual compensation amount under the Flex Comp program) as well as any long-term incentives granted to our NEOs.

External independent advice	☑
The Compensation and Talent Management Committee has retained an independent compensation advisor to deliver independent advice on executive compensation and related matters. The majority of our Board (and 100% of the Compensation and Talent Management Committee) is independent.

Stress testing and predictive modeling of equity program	☑	Equity plan outcomes are stress tested to ensure appropriate pay and performance alignment and retention. Predictive modeling of equity programs is reviewed on a regular basis.
Vesting of equity awards	☑
Annual Equity Awards granted prior to December 2022 generally vest at a rate of 33.33% on the first anniversary of the vesting start date, with the remainder vesting in equal quarterly installments over the following two years. Annual Equity Awards granted after December 2022 generally vest in equal quarterly installments over three years.(1) Wallet Equity Awards elected through the Flex Comp program vest on a monthly basis over the course of a quarter. Beginning in 2024, Shopify employees who participate in Flex Comp will be able to elect to receive equity awards that vest in equal monthly installments over three years.

No hedging	☑
All Shopify directors, officers, and employees are prohibited from purchasing financial instruments designed to hedge or offset a decrease in the market value of Shopify securities, may not buy Shopify securities on margin, and are strongly discouraged from using Shopify securities as collateral for loans.

Regular monitoring of market practice/investor outreach	☑
The Compensation and Talent Management Committee reviews and considers evolving best compensation governance practices and policies. In 2023, at our annual meeting of shareholders, Shopify presented a non-binding advisory vote on the Board of Director's approach to executive compensation ("Say on Pay") as part of our process of shareholder engagement. 77.45% of the votes cast were in favor of the resolution. Shopify is presenting a Say on Pay vote again this year. We value feedback from our shareholders on our executive compensation program and corporate governance policies and welcome input, as it impacts our decision-making. In 2023, we consistently met with our shareholders on a quarterly basis and provided additional outreach opportunities to our top shareholders to discuss governance matters including compensation design. Shareholder feedback is provided to and discussed by the Compensation and Talent Management Committee, as applicable, including on topics such as incentive structures for talent attraction and retention. We believe that ongoing engagement builds mutual trust with our shareholders and will continue to monitor feedback from our shareholders and may solicit outreach on our programs, as appropriate and factor such input into our compensation philosophy and decision-making.

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Clawback policy	☑
In October 2023, the Compensation and Talent Management Committee adopted a policy (the "Clawback Policy") providing for the recovery of incentive-based compensation erroneously awarded to any executive officer during the previous three fiscal years if Shopify is required to prepare an accounting restatement due to material non-compliance with any financial reporting requirement under securities laws. Subject to limited exceptions, the amount subject to recovery under the Clawback Policy is equal to the excess that the executive officer received over the amount that they would have otherwise been paid after taking into account the accounting restatement. The Clawback Policy applies to incentive-based compensation received on or after October 2, 2023.

1
The equity awards granted to Messrs. Lütke and Nejatian, satisfying the Annual Equity Award component of their 2024 compensation, vest over an extended period. For additional information on the equity awards granted to Messrs. Lütke and Nejatian, please refer to "2023 Annual Equity Awards" on page 42 of this Circular

2023 Summary Compensation Table

The following table shows the amount and type of compensation earned by our NEOs in 2023, 2022, and 2021 at December 31, 2023, 2022, and 2021.

Name and Principal Position	Year	Salary(1) ($)	Share- based Awards(2) ($)	Option- based Awards(3) ($)	Non-equity Incentive Plan Compensation(4) ($)		Pension Value(5) ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans ($)	Long-term Incentive Plans ($)
Tobias Lütke	2023	1	-	20,000,007	-	-	-	-	20,000,008
CEO & Head of R&D	2022	1	-	20,000,155	-	-	-	-	20,000,156
	2021	1	-	20,000,457	-	-	-	-	20,000,458
Jeff Hoffmeister	2023	1,000,000	-	-	-	-	-	-	1,000,000
CFO	2022	143,182	4,061,686	4,000,008	-	-	-	-	8,204,876
Kasra Nejatian	2023	800,000	37,700,230	37,500,013	-	-	-	-	76,000,243
COO & VP Product	2022	426,487	8,294,581	8,150,002	-	-	-	-	16,871,070
	2021	300,744	6,751,513	16,750,411	-	-	-	-	23,802,668
Jessica Hertz	2023	900,000	5,975,097	1,975,017	-	-	-	-	8,850,114
General Counsel	2022	550,000	4,175,581	1,375,263	-	-	-	-	6,100,844
Harley Finkelstein	2023	718,295	4,912,050	1,625,013	-	-	-	-	7,255,358
President	2022	664,470	5,009,852	5,000,267	-	-	-	-	10,674,589
	2021	473,280	3,250,732	3,250,456	-	-	-	-	6,974,468

1
All base salaries are paid to our NEOs in U.S. dollars, with the exception of Tobias Lütke and Harley Finkelstein, who are paid in Canadian dollars. The 2023 base salary amounts reported in the above table have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.7561, which was the Bank of Canada average rate on December 29, 2023. The 2022 base salary amounts reported in the above table have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.7383, which was the Bank of Canada average rate on December 31, 2022. The 2021 base salary amounts reported in the above table have been converted to U.S. dollars using an exchange rate of C$1.00 = US$0.7888, which was the Bank of Canada average rate on December 31, 2021.

Mr. Lütke's base salary of CAD $1 per year was maintained in 2021, 2022, and, 2023.
2	The value of share-based awards shown for our NEOs are the grant date fair values for RSU awards granted under the LTIP, being equal to the number of share units granted multiplied by the weighted average trading price per Class A subordinate voting share on the NYSE for the five (5) trading days immediately preceding the grant date. This compensation has not actually been received by our NEOs and the actual value received may differ.
3
The value of option-based awards shown for our NEOs are the grant date fair values for stock option awards granted under the Stock Option Plan, being equal to the number of stock options granted multiplied, as applicable, by either $22.75 or $39.26, in 2023, $20.68 or $30.41 in 2022, and $53.58 in 2021.

These values were used both for the purposes of compensation (grant date fair value) and accounting value and were derived using the Black-Scholes methodology. The underlying assumptions used in fair-valuing the options were as follows:
2023 Grants: Date: March 9, 2023; share price: $42.48; expected dividend yield: nil; expected volatility: 67.39%; risk-free interest rate: 4.46%; expected option life: 3.86 years; fair value per stock option granted: $22.75. Date: December 14, 2023; share price: $72.60; expected dividend yield: nil; expected volatility: 68.46%; risk-free interest rate: 4.29%; expected option life: 3.87 years; fair value per stock option granted: $39.26.
2022 Grants: Date: February 24, 2022; share price: $69.56; expected dividend yield: nil; expected volatility: 57.89%; risk-free interest rate: 1.72%; expected option life: 3.64 years; fair value per stock option granted: $30.41. Date: December 9, 2022; share price: $40.42; expected dividend yield: nil; expected volatility: 64.81%; risk-free interest rate: 3.79%; expected option life: 3.82 years; fair value per stock option granted: $20.68.
2021 Grants: Date: March 3, 2021; share price: $128.03; expected dividend yield: nil; expected volatility: 52.85%; risk-free interest rate: 0.53%; expected option life: 4.20 years; fair value per stock option granted: $53.58.

This compensation has not actually been received by our NEOs and the actual value received, if any, may differ.
4	We do not currently offer non-equity incentive plan compensation.
5	We do not currently offer a deferred compensation plan or pension plan.
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Outstanding Option-Based and Share-Based Awards

The following table indicates, for each of the NEOs, all option-based and share-based awards outstanding as of December 31, 2023.

	Option-based Awards				Share-based Awards
Name and Principal Position	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the- money Options(2) ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- based Awards That Have Not Vested(3) ($)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed(4) ($)
Tobias Lütke CEO & Head of R&D	98,760	18.04	February 25, 2029	5,911,971	—	—	—
	348,550	46.56	March 2, 2030	10,923,557	—	—	—
	373,310	128.03	March 3, 2031	—	—	—	—
	657,770	69.56	February 24, 2032	5,486,460	—	—	—
	879,304	42.48	March 9, 2033	31,146,618	—	—	—
Jeff Hoffmeister CFO	193,379	40.42	December 9, 2032	7,248,309	65,978	5,139,686	—
Kasra Nejatian CEO & VP Product	76,790	29.51	November 12, 2029	3,716,098	629,859	49,065,990	19,709
	38,200	93.81	November 13, 2030	—	—	—	—
	32,670	128.03	March 3, 2031	—	—	—	—
	228,350	156.10	November 15, 2031	—	—	—	—
	394,009	40.42	December 9, 2032	14,768,403	—	—	—
	955,171	72.60	December 14, 2033	5,062,406	—	—	—
Jessica Hertz General Counsel	45,230	69.56	February 24, 2032	377,263	129,326	10,074,515	—
	86,832	42.48	March 9, 2033	3,075,754	—	—	—
Harley Finkelstein President	282,610	13.66	March 1, 2028	18,156,279	118,270	9,213,194	3,687
	237,020	18.04	February 25, 2029	14,188,491	—	—	—
	139,420	46.56	March 2, 2030	4,369,423	—	—	—
	60,670	128.03	March 3, 2031	—	—	—	—
	164,450	69.56	February 24, 2032	1,371,677	—	—	—
	71,444	42.48	March 9, 2033	2,530,682	—	—	—

1
These stock options were granted under our Stock Option Plan and each such option is exercisable for one Class A subordinate voting share. For a description of the terms of stock options granted under our Stock Option Plan, see "Incentive Plans - Stock Option Plan" below.

2
Options are "in-the-money" if the market price of the shares covered by the options is greater than the option exercise price. Stock options are granted in U.S. dollars and the values for stock options reflected in the above table are calculated based on the difference between the closing price of Shopify's Class A subordinate voting shares on the NYSE on December 29, 2023, which was of $77.90, and the exercise price. Actual value realized will be the difference between the market price and the exercise price upon exercise of the options.

3
RSUs were granted under our LTIP and each unit vests as one Class A subordinate voting share. For a description of the terms of RSUs granted under our LTIP, see "Incentive Plans - Long Term Incentive Plan" below. Values are calculated based on the closing price of Shopify's Class A subordinate voting shares on the NYSE on December 29, 2023, which was $77.90.

4
Certain RSUs granted through our Flex Comp program vested on December 31, 2023 and were subsequently released to the applicable award holders on January 2, 2024. RSUs were granted under our LTIP and each unit vests as one Class A subordinate voting share. The values reflected in the table above were calculated based on the closing price of Shopify's Class A subordinate voting shares on the NYSE on December 29, 2023, which was $77.90.

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Incentive Plan Awards - Value Vested or Earned During the Year

The following table indicates, for each NEO, the value of the option-based and share-based awards that were vested in accordance with their terms during the year ending December 31, 2023.

Name	Option-based Awards- Value Vested During the Year(1) ($)	Share-based Awards- Value Vested During the Year(2) ($)	Non-equity Incentive Plan Compensation Value Earned During the Year ($)
Tobias Lütke	5,267,574	—	—
Jeff Hoffmeister	1,290,154	2,073,964	—
Kasra Nejatian	3,943,025	7,515,404	—
Jessica Hertz	518,877	4,136,618	—
Harley Finkelstein	435,311	3,965,372	—

1
Represents the value of potential gains from options that vested during 2023. Values are calculated based on the difference between the closing price of Shopify's Class A subordinate voting shares on the NYSE on the vesting date and the exercise price. Actual value realized will be the difference between the market price and the exercise price upon exercise of the options.

2
Represents the actual value of realized gains resulting from RSUs that vested during 2023. Gains reflect the received sale price of Shopify's Class A subordinate shares on the NYSE on the vesting date.

Executive Employment Arrangements and Termination and Change in Control Benefits

We have entered into employment agreements with each of our NEOs, which are outlined below. We believe these arrangements help the NEOs maintain continued focus and dedication to their responsibilities in the best interests of Shopify.

Tobias Lütke

On October 15, 2010, we entered into an employment agreement with Mr. Lütke setting forth the terms and conditions of his employment as our CEO, which provided for his initial base salary and initial equity award, and which includes, among other things, provisions regarding confidentiality, non-competition and non-solicitation, as well as eligibility for our benefit plans. Mr. Lütke's agreement also provides that the vesting of any unvested equity awarded to Mr. Lütke will be accelerated in the event of a change in control of the Company. In addition, in the case of termination of employment other than for cause, Mr. Lütke's employment agreement provides that he is entitled to:

•a termination payment equal to a period of twelve (12) months of base salary, plus one additional month of base salary for each complete calendar year of service performed by him, up to a maximum termination payment equal to a period of eighteen (18) months; and
•continued benefits for such period of time, and all eligible bonuses.

Mr. Lütke's agreement provides that, for purposes of calculating the applicable termination payment period, the first complete calendar year of service ended on September 30, 2011, with each subsequent complete calendar year of service ending on each anniversary of such date.

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Jeff Hoffmeister

On September 15, 2022, we entered into an employment agreement with Mr. Hoffmeister setting forth the terms and conditions of his employment as our CFO, which provided for his initial base salary and initial equity award, and which includes, among other things, provisions regarding confidentiality, non-competition and non-solicitation, as well as eligibility for our benefit plans. In addition, Mr. Hoffmeister's agreement provides that he is entitled to:

•a termination payment equal to twelve (12) months of base salary, plus one additional week of base salary for each complete year of service;
•a lump sum payment equal to the cost of six (6) months of COBRA health benefit continuation coverage; and
•the acceleration of any unvested equity awarded to Mr. Hoffmeister in the event of an involuntary termination by Shopify or resignation for good reason within twelve (12) months following a change in control of the Company, and dependent on the signing of a full release of all claims against Shopify.

Kasra Nejatian

On September 7, 2022, we entered into a new employment agreement with Mr. Nejatian setting forth the terms and conditions of his employment, which provided for his base salary and an equity award in connection with his new role as Chief Operating Officer, and which includes, among other things, provisions regarding confidentiality, non-competition and non-solicitation, as well as eligibility for our benefit plans. The agreement superseded Mr. Nejatian's previous employment agreement dated November 11, 2020. Mr. Nejatian's agreement provides that he is entitled to:

•a termination payment equal to a period of twelve (12) months of base salary, plus one additional week of base salary for each year of service performed, in the case of termination of employment by Shopify without cause or resignation for good reason and dependent on the signing of a full release of all claims against Shopify; and
•the acceleration of any unvested equity awarded to Mr. Nejatian in the event of a termination by Shopify without cause or resignation for good reason within twelve (12) months following a change in control of the Company, and dependent on the signing of a full release of all claims against Shopify.

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Jessica Hertz

On March 23, 2022, we entered into a new employment agreement with Ms. Hertz setting forth the terms and conditions of her employment, which provided for her base salary and an equity award in connection with her role as General Counsel, and which includes, among other things, provisions regarding confidentiality, non-competition and non-solicitation, as well as eligibility for our benefit plans. The agreement superseded Ms. Hertz's previous employment agreement dated October 5, 2021. Ms. Hertz's agreement provides that she is entitled to:
•in the case of termination of employment by Shopify without cause or resignation for good reason, a termination payment equal to a period of twelve (12) months, plus one additional week of base salary for each year of service performed, as well as a lump sum payment equal to the cost of six (6) months of COBRA health benefit continuation coverage, dependent on the signing of a full release of all claims against Shopify; and
•the acceleration of any unvested equity awarded to Ms. Hertz in the event of a termination by Shopify without cause or resignation for good reason within twelve (12) months following a change in control of the Company, and dependent on the signing of a full release of all claims against Shopify.

Harley Finkelstein

On February 24, 2020, we entered into an employment agreement with Mr. Finkelstein setting forth the terms and conditions of his employment as our President, which agreement superseded Mr. Finkelstein's prior employment agreement dated December 9, 2010. On October 17, 2023, Mr. Finkelstein's employment agreement was amended to reflect his relocation to Quebec. Mr. Finkelstein's employment agreement includes, among other things, provisions regarding base salary, equity awards, eligibility for our benefit plans, and confidentiality, non-competition and non-solicitation. Mr. Finkelstein's agreement provides that he is entitled to:

•a termination payment equal to twelve (12) months of base salary, plus one additional week of base salary for each complete year of service performed, in the case of termination of employment by Shopify without cause or resignation for good reason, and dependent on the signing of a full release of all claims against Shopify; and
•the acceleration of any unvested equity awarded to Mr. Finkelstein in the event of a termination by Shopify without cause or resignation for good reason within twelve (12) months following a change in control of the Company, and dependent on the signing of a full release of all claims against Shopify.

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The table below shows the incremental payments that would have been made to our NEOs under the terms of their employment agreements upon the occurrence of certain events, had they occurred on December 31, 2023.

Name and Principal Position	Event	Severance(1) ($)	Option-based Awards(2) ($)	Share-based Awards(3) ($)	Total ($)
Tobias Lütke CEO & Head of R&D	Termination other than for cause	1	-	-	1
	Change in control(4)	1	25,645,989	-	25,645,990
Jeff Hoffmeister CFO	Termination other than for cause	1,019,231	-	-	1,019,231
	Change in control(5)	1,019,231	4,832,206	5,139,686	10,991,123
Kasra Nejatian Chief Operating Officer & VP Product	Termination other than for cause	861,538	-	-	861,538
	Change in control(6)	861,538	12,446,608	49,065,990	62,374,136
Jessica Hertz General Counsel	Termination other than for cause	1,038,462	-	-	1,038,462
	Change in control(7)	1,038,462	2,464,009	10,074,515	13,576,986
Harley Finkelstein President	Termination other than for cause	897,853	-	-	897,853
	Change in control(8)	897,853	2,469,544	9,213,194	12,580,591

1
Severance payments are calculated based on the the portion of an NEO's Wallet Value allocated to cash at the time of termination, which amount is paid in Canadian dollars for Messrs. Lütke and Finkelstein and U.S. dollars for the remaining NEOs. The severance amounts reported in the table above have been converted to U.S. dollars using an exchange rate of CAD $1.00 = US$0.7561, which was the Bank of Canada daily average rate on December 29, 2023.

2	The value of unvested option-based awards is calculated based on the closing price of our Class A subordinate voting shares on the NYSE on December 29, 2023, being $77.90.
3	The value of unvested share-based awards is calculated based on the closing price of our Class A subordinate voting shares on the NYSE on December 29, 2023, being $77.90.
4	Mr. Lütke's employment agreement provides that the vesting of any unvested equity awarded will be accelerated in the event of a change in control transaction.
5
Mr. Hoffmeister's employment agreement provides that the vesting of any unvested equity awarded will be accelerated in the event of his termination of employment without cause or resignation for good reason solely as a result of, and within 12 months after, a change in control transaction.

6	Mr. Nejatian's employment agreement provides that the vesting of any unvested equity awarded will be accelerated in the event of his termination of employment without cause or resignation for good reason solely as a result of, and within 12 months after, a change in control transaction.
7
Ms. Hertz's employment agreement provides that the vesting of any unvested equity awarded will be accelerated in the event of her termination of employment without cause or resignation for good reason solely as a result of, and within 12 months after, a change in control transaction.

8
Mr. Finkelstein's employment agreement provides that the vesting of any unvested equity awarded will be accelerated in the event of his termination of employment without cause or resignation for good reason solely as a result of, and within 12 months after, a change in control transaction.

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Compensation of Directors

Pursuant to Shopify's Corporate Governance Guidelines, the form and amount of director compensation is reviewed at least annually by the Compensation and Talent Management Committee, which makes recommendations to the Board based on such review. The Board retains the ultimate authority to determine the form and amount of director compensation. The Compensation and Talent Management Committee reviews the magnitude and structure of director compensation on an annual basis to ensure the Company offers compensation that is:

•commensurate with the efforts we expect from our existing Board members;
•aligned with our shareholders' interests as we grow;
•competitive in our industry to attract the best possible candidates to our Board; and
•aligned with the practices of the same peer group used for executive compensation benchmarking.

Mr. Lütke, the Chair of our Board and our CEO, does not receive any additional compensation for his service as a director in accordance with our policy that executive officers or employees who are also directors do not receive additional compensation for their service as directors. For more information on Mr. Lütke's compensation during fiscal year 2023, please refer to "Compensation of Executives" on page 34 of this Circular~~.~~

In 2022, the Board approved the amounts set forth below for director compensation for fiscal year 2023. The amounts are consistent with those paid to directors in fiscal year 2022.

Position	2023 Fees
Annual Board Member Retainer	$40,000
Audit Committee Chair	$20,000
Compensation and Talent Management Committee Chair	$15,000
Nominating and Corporate Governance Committee Chair	$10,000
Audit Committee Member	$10,000
Compensation and Talent Management Committee Member	$6,000
Nominating and Corporate Governance Committee Member	$3,000

In addition to the 2023 cash retainer fees, each non-employee director was entitled to receive an annual equity award with an intended grant date dollar value of approximately $250,000. The Lead Independent Director also received an additional equity award valued at approximately $30,000. These equity awards are made up of RSUs issued under the LTIP, and are subject to time-based vesting at a rate of 100% on the earlier of (i) June 1 of the year immediately following the grant or (ii) the annual meeting date of the year immediately following the grant. All new directors also receive a new hire equity award with an intended grant date value of approximately $400,000. The new hire equity award is made up of RSUs issued under our LTIP
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and is subject to time-based vesting over three years, with 33.33% of such RSUs vesting on the first anniversary of the grant date, and the remaining RSUs vesting quarterly thereafter. Toby Shannan, who was appointed to the Board on January 1, 2023, received his new hire and annual equity awards in the first and and third quarters of 2023, respectively. Bret Taylor, who joined the Board on June 27, 2023, received his new hire and annual equity awards in the third quarter of 2023.

Each member of our Board is entitled to reimbursement for reasonable travel and other expenses incurred when attending Board or committee meetings or otherwise in connection with their role as a director. Directors do not receive any payment for attending meetings.

Messrs. Levine and Phillips elected to relinquish their 2023 director compensation (including equity compensation), which they did in 2022 and 2021 as well. Messrs. Ashe, Shannan, and Taylor elected to defer their cash compensation in 2023 by converting 100% of such compensation into Deferred Stock Units ("DSUs"). Mr. Taylor received 50% of his cash compensation in the form of DSUs in the fourth quarter of 2023, with the balance to be granted in equal portions during the first and second quarters of 2024.
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The following table shows the compensation earned by each of our non-employee directors during 2023. Mr. Lütke, our CEO, does not appear in this table, as he does not receive any additional compensation for his services as a director.

Director Compensation Table

Director	Fee Earned(1)	Deferred Share Units(2)	Share-based Awards(3)	Option-based Awards(4)	Non-equity Incentive Plan Compensation(5)	Pension Value(6)	All Other Compensation(7)	Total
	($)	($)	($)	($)	($)	($)	($)	($)
Robert Ashe	-	66,121	280,024	-	-	-	-	346,145
Gail Goodman	65,000	-	250,016	-	-	-	-	315,016
Jeremy Levine	-	-	-	-	-	-	-	—
Colleen Johnston	63,000	-	250,016	-	-	-	-	313,016
John Phillips(8)	-	-	-	-	-	-	-	—
Toby Shannan(9)	-	30,128	650,033	-	-	-	-	680,161
Fidji Simo	40,000	10,025	250,016	-	-	-	-	300,041
Bret Taylor(10)	-	20,015	650,069	-	-	-	-	670,084

1	Messrs. Levine and Phillips declined fees in 2023.
2	Messrs. Ashe, Shannan, and Taylor elected to defer their cash compensation in 2023 by converting 100% of such compensation into DSUs.
3
Messrs. Levine and Phillips declined equity compensation awards in 2023. The value of share-based awards shown for the other directors is the grant date fair value for RSU awards granted under the LTIP, being equal to the number of share units granted multiplied by the weighted average trading price per Class A subordinate voting share on the NYSE for the five (5) trading days immediately preceding the grant date. This compensation has not actually been received by the directors, and the actual value received will differ.

4	We do not currently offer option-based awards to our directors (Mr. Lütke receives option-based awards in his capacity as an officer of the Company).
5	We do not currently offer non-equity incentive plan compensation to our directors.
6	We do not currently offer a pension plan to our directors.
7	None of the directors are entitled to perquisites or other personal benefits which, in the aggregate, are worth over CAD $50,000 or over 10% of their fees.
8	Mr. Phillips did not stand for re-election to the Board at the Company's annual meeting of shareholders in June 2023 and is no longer a member of the Board.
9	Mr. Shannan was appointed to the Board on January 1, 2023 and, accordingly, received his new hire equity award and annual equity award in 2023.
10	Mr. Taylor was appointed to the Board on June 27, 2023 and, accordingly, received his new hire equity award and annual equity award in 2023.
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Outstanding Option-Based and Share-Based Awards

The following table indicates, for each of the directors except for Mr. Lütke, all option-based and share-based awards outstanding as of December 31, 2023. Annual equity awards granted to our directors are subject to time-based vesting at a rate of 100% on the earlier of (1) June 1 of the year immediately following the grant or (2) the annual meeting date of the year immediately following the grant. New hire equity awards granted to our directors are subject to time-based vesting at a rate of 33.33% on the first anniversary of the vesting start date, with the remainder vesting in equal quarterly installments over the next two years.

Director(1)	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options(2)	Option Exercise Price	Option Expiration Date	Value of Unexercised In-The- Money Options(3)	Number of Shares or Units of Shares That Have Not Vested	Market or Payout Value of Share- based Awards That Have Not Vested(4)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed(4)
	(#)	($)		($)	(#)	($)	($)
Rob Ashe	16,240	13.77	May 10, 2028	1,041,439	10,914	850,183	-
	-	-	-	-	4,246	330,763	-
Gail Goodman	41,430	3.97	November 16, 2026	3,062,837	3,791	295,319	-
	12,470	9.83	November 15, 2027	848,783	-	-	-
	14,120	13.77	May 10, 2028	905,487	-	-	-
Jeremy Levine	-	-	-	-	-	-	-
Colleen Johnston	-	-	-	-	3,791	295,319	-
	-	-	-	-	837	65,187	-
Fidji Simo	-	-	-	-	6,191	482,279	-
	-	-	-	-	1037	80,771	-
Toby Shannan	-	-	-	-	13,208	1,028,903	-
	-	-	-	-	455	35,445	-
Bret Taylor	-	-	-	-	9,857	767,860	-
	-	-	-	-	275	21,423	-

1	Information on option-based and share-based awards held by Mr. Lütke is reflected in the NEO Outstanding Option-Based and Share-Based Awards table.
2
Stock options were granted under our current Stock Option Plan and each such option is exercisable for one Class A subordinate voting share. For a description of the terms of stock options granted under our Stock Option Plan, see "Incentive Plans - Stock Option Plan" below.

3	Values are calculated based on the difference between closing market price of Shopify's Class A subordinate voting shares on the NYSE on December 29, 2023, which was of $77.90, and the exercise price.
4	Value is calculated based on the closing market price of Shopify's Class A subordinate voting shares on NYSE on December 29, 2023, which was $77.90.
Incentive Plan Awards - Value Vested or Earned During the Year

The following table indicates, for each of the directors, except for Mr. Lütke, who hold incentive plan awards, a summary of the value of the option-based and share-based awards that vested in accordance with their terms during the year ending December 31, 2023. Neither Mr. Taylor or Mr. Shannon had any option-based or share-based awards vest during the year ended December 31, 2023.
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Director(1)	Option-based Awards- Value Vested During the Year(2) ($)	Share-based Awards- Value Vested During the Year(3) ($)
Robert Ashe	-	494,313
Gail Goodman	-	437,283
Jeremy Levine	-	-
Colleen Johnston	-	441,107
Fidji Simo	-	607,942
Toby Shannan	-	-
Bret Taylor	-	-

1	Information on incentive plan awards held by Mr. Lütke is reflected in the NEO Incentive Plan Awards - Value Vested or Earned During the Year table.
2	Values are calculated based on the difference between closing market price of Shopify's Class A subordinate voting shares on the NYSE on the vesting date and the exercise price.
3	Values are calculated based on the number of units vested and the actual realized sale price of Shopify's Class A subordinate shares on the NYSE on the vesting date.

The written charter of our Compensation and Talent Management Committee provides that the committee will review compensation for members of our Board on at least an annual basis, taking into account their responsibilities, time commitment and information regarding the compensation paid at our compensation comparator companies. The Compensation and Talent Management Committee will make recommendations to our Board with respect to changes to our approach to director compensation as it considers appropriate.

Equity Plans

Our Board is responsible for administering our Stock Option Plan and LTIP, and the Compensation and Talent Management Committee makes recommendations to our Board in respect of matters relating to such plans. Our Stock Option Plan and LTIP were amended and restated in May 2021 in connection with the approval of these plans by our shareholders.

The number of Class A subordinate voting shares available for issuance, in the aggregate, under the Stock Option Plan and the LTIP is automatically increased on January 1 of each year, beginning on January 1, 2016 and ending on January 1, 2026, in an amount equal to 5% of the aggregate number of outstanding Class A subordinate voting shares and Class B restricted voting shares on December 31 of the preceding calendar year. Our Board, however, may, for any particular year, determine that there will be no January 1 increase in the maximum number of Class A subordinate voting shares reserved for issuance under the Stock Option Plan and the LTIP for the then-upcoming year or to provide that any increase in the Class A subordinate voting shares reserve for that year will be a lesser number of Class A subordinate voting shares. For 2024, our Board approved the 5% increase to the number of Class A subordinate voting shares available for issuance, in the aggregate, under the Stock Option Plan and the LTIP.

After January 1, 2026, the maximum number of Class A subordinate voting shares reserved for issuance under the Stock Option Plan and the LTIP cannot be further increased under the terms of the Stock Option Plan and the LTIP, respectively. Accordingly, following that date the TSX will no longer require shareholder approval for unallocated options under the Stock Option Plan
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or unallocated awards under the LTIP, and as a result if shareholder approval for such unallocated options and awards is obtained at the Meeting, the Company will not need to seek shareholder approval again in respect of such unallocated options or awards.

Shopify competes for talent globally in a very aggressive labor market. This environment requires us to offer competitive compensation packages including equity opportunities to attract and retain the high-performing talent who are key to supporting our growth and future success. The Board believes that our ability to offer competitive equity compensation has been, and will continue to be, critical to our ability to attract and retain these highly qualified and skilled employees. In the aggressive labor market for the skills that we require, the aggregate share reserve available under the Stock Option Plan and the LTIP, including the annual 5% increase to the number of shares available for issuance, allows us to provide competitive equity compensation to retain our employees and hire key talent, as well as the ability to execute our talent strategy over the long-term. We have demonstrated discipline in the use of these available shares and intend to continue to do so. The annual increase mechanism under the Stock Option Plan and the LTIP expires in 2026.

Copies of each of the Fourth Amended and Restated Legacy Option Plan (the "Legacy Option Plan"), the current Stock Option Plan and the current LTIP are available on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov.

Our Board is also responsible for administering options and RSUs issued to employees of Deliverr, Inc. ("Deliverr") under the Deliverr, Inc. 2017 Stock Option and Grant Plan (the "Deliverr Plan"). Shopify assumed the Deliverr Plan in connection with the acquisition of Deliverr on July 8, 2022 and, following such acquisition, no additional options or RSUs have been or will be granted under the Deliverr Plan. A copy of the Deliverr Plan is available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov.

Third Amended and Restated Stock Option Plan
The full text of the Third Amended and Restated Stock Option Plan (which is expected to become effective immediately following the Meeting) is attached to this Circular as Schedule "C".

Our Board, in its sole discretion, shall from time to time designate the directors, officers, employees or consultants of the Company or its affiliates to whom options shall be granted, the number of Class A subordinate shares to be covered by each option granted and the terms and conditions of such option.

Our Board may amend the Third Amended and Restated Stock Option Plan or any option at any time without the consent of the optionees, as long as the amendment (i) does not adversely alter or impair any option previously granted, except as permitted by the terms of the Third Amended and Restated Stock Option Plan, (ii) is in compliance with applicable law and is subject to any required regulatory approvals, and (iii) is subject to shareholder approval, where required by law, the requirements of the TSX or the Third Amended and Restated Stock Option Plan. The Board may from time to time, in its discretion and without the approval of shareholders, amend the
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Third Amended and Restated Stock Option Plan or any option in a manner for which shareholder approval is not otherwise specifically required under the terms of the Third Amended and Restated Stock Option Plan, and such amendments at the discretion of the Board may include but are not limited to:

•amendments of a general housekeeping or clerical nature that clarify, correct or rectify any ambiguity, defective provision, error or omission;
•amendments to the provisions governing vesting, assignability and effect of termination of a participant's employment or office;
•the addition of a form of financial assistance and any amendment to a financial assistance provision which is adopted;
•a change to advance the date on which any option may be exercised under the Third Amended and Restated Stock Option Plan;
•a change to the eligible participants of the Third Amended and Restated Stock Option Plan;
•a change to any applicable designation pursuant to applicable tax or other laws;
•the addition of a deferred or performance share unit or any other provision which results in participants receiving securities while no cash consideration is received by the Company; and
•an amendment of the Third Amended and Restated Stock Option Plan or an option as necessary to comply with applicable law or the requirements of the TSX or any other applicable regulatory body.

For greater certainty, our Board is required to obtain shareholder approval to make the following amendments:

•any amendment that reduces the exercise price of any option after the options have been granted, or any cancellation of an option and the substitution of that option by a new option benefiting an “Insider” (as defined in the Third Amended and Restated Stock Option Plan) with a reduced price, except in the case of an adjustment pursuant to a change in capitalization;
•any amendment that extends the expiry date of any option benefitting an Insider, beyond the original expiry date, except in case of an extension due to a blackout period;
•any increase to the maximum number of Class A subordinate shares issuable from treasury under the Third Amended and Restated Stock Option Plan and any other treasury-based share compensation plans, other than an adjustment pursuant to a change in capitalization;
•any amendment to remove or to exceed the limits with respect to "Insiders" (as defined by the TSX) set out in the Third Amended and Restated Stock Option Plan; and
•any amendment to the amendment provisions of the Third Amended and Restated Stock Option Plan.

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Summary of other key terms of the Third Amended and Restated Stock Option Plan:

Eligibility
The Third Amended and Restated Stock Option Plan allows for the grant of options to the directors, officers, employees and consultants of the Company or any of its affiliates. Eligibility is subject to an "insider participation limit"; a limit on grants to "Insiders" so that the maximum number of shares issued to insiders within any one year period, or issuable to insiders at any time, under the Third Amended and Restated Stock Option Plan, the Legacy Option Plan and any other security-based compensation arrangement of the Company, may not exceed 10% of the total number of issued and outstanding Class A subordinate voting shares and Class B restricted voting shares at such time.

Expired / Cancelled / Forfeited Options
All of the Class A subordinate voting shares covered by expired, cancelled or forfeited options granted under the Third Amended and Restated Stock Option Plan, options granted under the Legacy Option Plan or units under the LTIP will automatically become available as Class A subordinate voting shares for the purposes of options or units that may be subsequently granted under the Third Amended and Restated Stock Option Plan and the LTIP.

Exercise Price
All options granted under the Third Amended and Restated Stock Option Plan will have an exercise price determined and approved by our Board at the time of grant, which shall not be less than the market price of the Class A subordinate voting shares at such time.

Market Price
The market price of the Class A subordinate voting shares shall be the volume weighted average trading price of the Class A subordinate voting shares on the NYSE for the five trading days ending on the last trading day before the day on which the option is granted.

Option Term
An option shall be exercisable during a period established by our Board, which shall commence on the date of the grant and shall terminate not later than ten years after the date of the granting of the option.

Vesting
Vesting terms are specified in the applicable grant agreement. Options granted outside of the Flex Comp program prior to December 2022 generally vest at a rate of 33.33% on the first anniversary of the vesting start date, with the remainder vesting in equal quarterly installments over the following two years. Options granted outside of the Flex Comp program after December 2022 generally vest in equal quarterly installments over three years. Options elected through the Flex Comp program vest on a monthly basis over the course of a quarter. Beginning in 2024, Shopify employees who participate in Flex Comp will be able to elect to receive options that vest in equal monthly installments over three years.

Blackout Period
The Third Amended and Restated Stock Option Plan provides that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a blackout period. In such cases, the extended exercise period shall terminate ten business days after the last day of the blackout period.

Plan Adjustments
The Third Amended and Restated Stock Option Plan provides that appropriate adjustments will be made by our Board in order to maintain the optionees' economic rights in respect of their options in connection with a reclassification, reorganization or other change of shares, consolidation, distribution, merger or amalgamation or similar corporate transaction. Such adjustments could include adjustments to the exercise price and/or the number of Class A subordinate voting shares to which an optionee is entitled upon exercise of options, or permitting the immediate exercise of any outstanding options that are not otherwise exercisable.

Termination	For cause: Forfeiture of all unvested options, cancellation of all unexercised options as of date of termination.
Other than for cause (but excluding death or incapacity): Forfeiture of all unvested options, 90 days to exercise vested options.
Death or incapacity: Forfeiture of all unvested options, one year to exercise vested options.
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Change In Control
A participant's grant agreement or any other written agreement between a participant and Shopify may provide that unvested options be subject to acceleration of vesting and exercisability in certain circumstances, including in the event of certain change of control transactions. Our Board may at its discretion accelerate the vesting of any outstanding options notwithstanding the previously established vesting schedule, regardless of any adverse or potentially adverse tax consequences resulting from such acceleration or, subject to applicable regulatory provisions and shareholder approval, extend the expiration date of any option, provided that the period during which an option is exercisable does not exceed ten years from the date such option is granted.

Assignment	Except as specifically provided in an option agreement approved by our Board, options granted under the Third Amended and Restated Stock Option Plan are generally not transferable

As of December 31, 2023, a total of 10,801,399 options were outstanding under the Stock Option Plan, and the Class A subordinate voting shares issuable upon exercise of such options represent in the aggregate: (i) 0.9% of the Class A subordinate voting shares issued and outstanding as of December 31, 2023, and (ii) 0.8% of the total Class A subordinate shares and Class B restricted voting shares collectively issued and outstanding as of December 31, 2023.

The annual burn rate of the Stock Option Plan for 2023 was 0.2%, for 2022 was 0.6%, and for 2021 was 0.2%. The annual burn rate is calculated by dividing the number of options granted during the applicable fiscal year by the weighted average number of Class A subordinate voting shares and Class B restricted voting shares outstanding for the applicable fiscal year.

Long Term Incentive Plan

Please see section 2(4) - Approval of Third Amended and Restated Long Term Incentive Plan for proposed amendments to the LTIP, which have not been reflected in the description below.

The full text of the proposed Third Amended and Restated Long Term Incentive Plan is attached to this Circular as Schedule "E".

Under the terms of the LTIP, our Board or if authorized by our Board, our Compensation and Talent Management Committee, may grant LTIP units as RSUs, performance share units ("PSUs") or DSUs. Each LTIP unit represents the right to receive one Class A subordinate voting share or its dollar equivalent (calculated on the relevant settlement date based on the market price of the Class A subordinate voting shares on the NYSE for the five (5) preceding days on which such shares were traded), in accordance with the terms of the LTIP. Participation in the LTIP is voluntary and, if an eligible participant agrees to participate, the grant of LTIP units will be evidenced by a grant agreement with each such participant.

Our Board may, in its sole discretion, suspend or terminate the LTIP at any time or from time to time amend, revise or discontinue the terms and conditions of the LTIP or of any LTIP unit granted under the LTIP and any grant agreement relating thereto, subject to any required regulatory and stock exchange approval, provided that such suspension, termination, amendment,
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or revision will not adversely alter or impair any LTIP unit previously granted, except as permitted by the terms of the LTIP or as required by applicable laws.

Our Board may amend the LTIP or any LTIP unit at any time without the consent of a participant provided that such amendment shall (i) not adversely alter or impair any LTIP unit previously granted except as permitted by the terms of the LTIP, (ii) be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the TSX, and (iii) be subject to shareholder approval where required by law, the requirements of the TSX or the LTIP, provided however that shareholder approval shall not be required for certain amendments specified in the LTIP, including the following:

•amendments of a general housekeeping or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the LTIP;
•changes that alter, extend or accelerate the terms of vesting or settlement applicable to any LTIP units;
•changes to the provisions governing assignability and the effect of termination of a participant’s employment, contract or office;
•the addition of a form of financial assistance and any amendment to a financial assistance provision which is developed;
•any amendment to the LTIP to preserve tax treatment;
•a change to the eligible participants under the LTIP or the administration of the LTIP; and
•an amendment of the LTIP or a unit as necessary to comply with applicable law or the requirements of the TSX or any other applicable regulatory body.

For greater certainty, our Board is required to obtain shareholder approval to make the following amendments:

•any increase to the maximum number of Class A subordinate shares issuable from treasury under the LTIP and any other treasury-based share compensation plans, other than an adjustment pursuant to a change in capitalization;
•any amendment to remove or to exceed the limits with respect to "Insiders" (as defined by the TSX) set out in the LTIP; and
•any amendment to the amendment provisions of the LTIP.

Summary of other key terms of the LTIP:
(which does not reflect the proposed amendments to the LTIP contemplated in the Third Amended and Restated Long Term Incentive Plan, as described in section 2(4) – Approval of Third Amended and Restated Long Term Incentive Plan. The full text of the proposed Third Amended and Restated Long Term Incentive Plan is attached to this Circular as Schedule "E")
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Eligibility
The LTIP allows for the grant of units to directors, officers, employees and consultants of the Company or any of its affiliates, however DSUs may only be granted to directors of Shopify (including any directors that are also employees). Eligibility is subject to an "insider participation limit"; a limit on grants to "Insiders" (as defined by the TSX) so that the maximum number of shares issued to insiders within any one year period, or issuable to Insiders at any time, under the Stock Option Plan, the Legacy Option Plan and any other security-based compensation arrangement of the Company, may not exceed 10% of the total number of issued and outstanding Class A subordinate voting shares and Class B restricted voting shares at such time.

Vesting
Vesting terms are specified in the applicable grant agreement. RSUs: RSUs granted outside of the Flex Comp program prior to December 2022 generally vest at a rate of 33.33% on the first anniversary of the vesting start date, with the remainder vesting in equal quarterly installments over the following two years. RSUs granted outside of the Flex Comp program after December 2022 generally vest in equal quarterly installments over three years. RSUs elected through the Flex Comp program vest on a monthly basis over the course of a quarter. Beginning in 2024, Shopify employees who participate in Flex Comp will be able to elect to receive RSUs that vest in equal monthly installments over three years.

DSUs: Unless otherwise approved by our Board, DSUs recorded in a participant's DSU notional account shall vest on the day that the DSU participant ceases to be a director and, if applicable, an employee of the Company for any reason including as a result of retirement, death, voluntary or involuntary termination without cause, or incapacity.

PSUs: PSUs will vest upon achievement of the performance criteria described in a participant's grant agreement, provided the PSU participant is continuously employed by or in service with the Company, or any of its affiliates, from the grant date until such PSU vesting date.

Dividend Equivalents
In the event a dividend is paid on our Class A subordinate voting shares, then each participant's notional account shall, unless otherwise determined by the Board in respect of any grant of units, be credited with additional units (including fractional units) equivalent in value (based on the market value of the Class A subordinate voting shares on the NYSE for the five trading days immediately prior to the dividend payment date) to the dollar amount that the participant would have received as dividends if the participant had on the dividend payment date held a number of Class A subordinate voting shares equal to the number of share units in such participant's account prior to the payment of such dividends. Such additional units, if credited, shall vest on the same terms as the underlying units.

Blackout period
In the event that a participant receives Class A subordinate voting shares in satisfaction of a grant of RSUs, PSUs or DSUs during a blackout period, such participant shall not be entitled to sell or otherwise dispose of such Class A subordinate voting share until such blackout period has expired.

Plan Adjustments
The LTIP provides that appropriate adjustments, if any, will be made by our Board in connection with a reclassification, reorganization or other change of shares, consolidation, distribution, merger or amalgamation, in the Class A subordinate voting shares issuable or amounts payable to preclude a dilution or enlargement of the benefits under the LTIP.

Termination	Unless otherwise approved by our Board, unvested RSUs and PSUs previously credited to the participant's account will expire when the participant ceases to be an eligible person under the LTIP.
Assignment	Units granted under the LTIP are generally not transferable.

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As of December 31, 2023, a total of 4,077,838 RSUs were outstanding under the LTIP, and the Class A subordinate voting shares issuable upon vesting of such RSUs represent in the aggregate: (i) 0.3% of the Class A subordinate voting shares issued and outstanding as of December 31, 2023, and (ii) 0.3% of the total Class A subordinate shares and Class B restricted voting shares collectively issued and outstanding as of December 31, 2023.

As of December 31, 2023, a total of 13,517 DSUs were outstanding under the LTIP, and the Class A subordinate voting shares issuable upon vesting of such DSUs represent in the aggregate: (i) less than 0.1% of the Class A subordinate voting shares issued and outstanding as of December 31, 2023, and (ii) less than 0.1% of the total Class A subordinate shares and Class B restricted voting shares collectively issued and outstanding as of December 31, 2023.

The annual burn rate of the LTIP for 2023 was 0.4%, for 2022 was 1.7%, and for 2021 was 0.5%. The annual burn rate is calculated by dividing the number of RSUs and DSUs granted during the applicable fiscal year by the weighted average number of Class A subordinate voting shares and Class B restricted voting shares outstanding for the applicable fiscal year.

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Summary of key terms of the Deliverr Plan:

Eligibility
The Deliverr Plan allowed for the grant of stock options, RSUs and other share-based awards (each, an "Award" and collectively, the "Awards") to eligible officers, employees, directors, consultants and other key persons of Deliverr or any subsidiary.

On July 8, 2022, Shopify acquired Deliverr by way of merger. Pursuant to the merger and subject to the exercise of a consent agreement, each unvested Deliverr stock option (each, a "Deliverr Option") and Deliverr RSU (each, a "Deliverr RSU") held by an individual who was employed by, or an independent contractor or consultant of, Deliverr immediately prior to the closing of the merger (each, a "Deliverr Continuing Employee") was cancelled and in exchange each Deliverr Continuing Employee received options (each, a "Deliverr Substitute Option") and RSUs (each, a "Deliverr Substitute RSU") exercisable for Class A subordinate voting shares of Shopify. The number of Class A subordinate voting shares subject to each Deliverr Substitute Option and Deliverr Substitute RSU was determined based on an exchange ratio calculated in accordance with the merger agreement (the "Deliverr Exchange Ratio"). Only Deliverr Continuing Employees received Deliverr Substitute Options and Deliverr Substitute RSUs. Following the merger, 2,243,973 Class A subordinate voting shares were issuable to Deliverr Continuing Employees on exercise of Deliverr Substitute Options and 1,234,327 Class A subordinate voting shares were issuable to Deliverr Continuing Employees on settlement of Deliverr Substitute RSUs. Following the merger, no additional stock options or RSUs have been or will be granted pursuant to the Deliverr Plan.

Vesting	The Deliverr Substitute Options generally vest in equal monthly installments over a period of four years.

The Deliverr Substitute RSUs generally vest in equal monthly installments over a period of either two or four years.
Expired / Cancelled / Forfeited Awards	None of the Class A subordinate voting shares covered by expired, cancelled or forfeited Awards will become available as Class A subordinate voting shares for the purposes of options or units that may be subsequently granted under any of the Company's other equity plans.
Option Exercise Price	The exercise price for each share of Deliverr common stock covered by a Deliverr Option was not less than 100% of the fair market value of the Deliverr common stock on the date of grant. The per share exercise price of each Deliverr Substitute Option was determined by dividing the per share exercise price of the applicable Deliverr Option by the Exchange Ratio. The fair market value of the Deliverr common stock was based on the reasonable application of a valuation method not inconsistent with Section 409A of the U.S. Internal Revenue Code of 1986, as amended.
Option Term	Each Deliverr Substitute Option has the same expiration date as its corresponding Deliverr Option. Each Deliverr Option had an exercise term commencing on the date of grant and terminating not later than ten years from the date of grant.
Plan Adjustments
Appropriate adjustments will be made by our Board order to maintain Award holders' economic rights in respect of Deliverr Substitute Options and Deliverr Substitute RSUs in connection with a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or similar corporate transaction. Such adjustments could include adjustments to the number and kind of securities reserved for issuance and delivery under the Deliverr Plan or adjustments to the exercise price of the Deliverr Substitute Options.

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Termination (Options)	Subject to the individual award agreements, the following occurs to Deliverr Substitute Options upon a termination of service.
For cause: Forfeiture of all unvested options and, if provided in grant agreement, cancellation of all unexercised options as of date of termination.
Other than for cause (but excluding death or incapacity): Forfeiture of all unvested options, right to exercise vested options continues until 3 months after termination or on the expiration date of the award, whichever is earlier.
Death or incapacity: Forfeiture of all unvested options, right to exercise vested options continues until 12 months after termination or on the expiration date of the award, whichever is earlier.
Termination (RSUs)	Unless otherwise provided in an individual award agreement, unvested RSUs previously credited to the participant's account will terminate upon any termination of service.
Sale Event	In the event of a sale event, the outstanding Deliverr Substitute Options and unvested Deliverr Substitute RSUs will terminate unless assumed or unless such awards are "cashed out" based on the transaction price. In the event of a termination of awards in connection with a sale event, each holder of Deliverr Substitute Options shall be permitted to exercise all options which are then exerciseable.
Assignment	Deliverr Substitute Options and Deliverr Substitute RSUs are generally not transferable. If provided for in the applicable grant agreement, Deliverr Substitute Options may be transferred as a gift to the holder's family, trusts for the benefit of family members or partnerships in which such family members are the only partners, provided the transferee agrees in writing to be bound by all terms and conditions of the Deliverr Plan.

As of December 31, 2023, a total of 640 RSUs were outstanding under the Deliverr Plan, and the Class A subordinate voting shares issuable upon vesting of such RSUs represent in the aggregate: (i) less than 0.1% of the Class A subordinate voting shares issued and outstanding as of December 31, 2023, and (ii) less than 0.1% of the total Class A subordinate shares and Class B restricted voting shares collectively issued and outstanding as of December 31, 2023.

As of December 31, 2023, a total of 112,121 options were outstanding under the Deliverr Plan, and the Class A subordinate voting shares issuable upon exercise of such options represent in the aggregate: (i) less than 0.1% of the Class A subordinate voting shares issued and outstanding as of December 31, 2023, and (ii) less than 0.1% of the total Class A subordinate shares and Class B restricted voting shares collectively issued and outstanding as of December 31, 2023.

No additional RSUs or options were granted pursuant to the Deliverr Plan following the acquisition of Deliverr and no additional RSUs or options will be granted pursuant to the Deliverr Plan going forward.

Legacy Option Plan

We have previously granted to certain directors, employees, officers and consultants options to purchase common shares of the Company under the Legacy Option Plan. As part of the reorganization of our share capital in connection with our IPO, each option issued and outstanding under the Legacy Option Plan became exercisable for Class B restricted voting shares. The options issued under the Legacy Option Plan were granted at exercise prices equal to the fair market value of the underlying shares at the time of initial grant. The exercise price of certain options was subsequently adjusted in accordance with the terms of the Legacy Option
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Plan to reflect the split of all our issued and outstanding common shares on a 5-for-1 basis which occurred on April 12, 2013.

The Legacy Option Plan provides that appropriate adjustments, if any, will be made by our Board in connection with any subdivision, redivision, consolidation, merger, recapitalization or similar change affecting the Class B restricted voting shares, including adjustments to the exercise price and the number of Class B restricted voting shares to which an optionee is entitled upon exercise of options.

In connection with our IPO, our Legacy Option Plan was amended and restated to, among other things, introduce a cashless exercise feature and to include terms and conditions required by the TSX for a stock option plan such as provisions and restrictions relating to amendment of the Legacy Option Plan or options similar to those applicable to the Stock Option Plan summarized above under "Stock Option Plan".

No additional options were granted under the Legacy Option Plan after our May 2015 IPO. As of December 31, 2023, a total of 5 options were outstanding under the Legacy Option Plan, and the Class B restricted voting shares issuable upon exercise of such options represent in the aggregate: (i) 0.7% of the Class B restricted voting shares issued and outstanding as of December 31, 2023, and (ii) less than 0.1% of the total Class A subordinate shares and Class B restricted voting shares collectively issued and outstanding as of December 31, 2023.

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Equity Compensation Plan Information
as of December 31, 2023

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights(2)	Number of securities remaining available for future issuance under equity compensation plans(3)
	(#)	($)	(#)
Equity Compensation Plans Approved by Shareholders(1)
Legacy Option Plan(4)	549,110	0.67	-
Stock Option Plan(5)	10,801,399	52.87	see "Total"
LTIP(5)	4,077,838	-	see "Total"
Equity Compensation Plans Not Approved by Shareholders(1)
Deliverr Plan(6)	112,761	2.92	-
Total	15,541,108	n/a	358,824,308(7)

1
Each of the Legacy Option Plan, Stock Option Plan and LTIP were approved by shareholders at the Company's 2015 Annual General and Special Meeting. The Stock Option Plan and LTIP were further amended and restated and approved by shareholders at the Company's 2018 and 2021 Annual General and Special Meeting. The Deliverr Plan was assumed in connection with the Company's acquisition of Deliverr on July 8, 2022.

2	All outstanding options have an exercise price in U.S. dollars.
3
No additional options were granted under the Legacy Option Plan after our May 2015 IPO.
The number of Class A subordinate voting shares available for issuance, in the aggregate, under the Stock Option Plan and the LTIP are automatically increased on January 1 of each year, beginning on January 1, 2016 and ending on January 1, 2026, in an amount equal to 5% of the aggregate amount of outstanding Class A subordinate voting shares and Class B restricted voting shares on December 31 of the preceding calendar year, unless the Board determines to increase by a lesser percentage or not at all. Since 2016, the Board has annually approved the 5% increase.

4	Options issued under the Legacy Option Plan are exercisable for Class B restricted voting shares.
5	Options issued under the Stock Option Plan are exercisable for Class A subordinate voting shares. Each unit granted under the LTIP represents the right to receive one Class A subordinate voting share in accordance with the terms of the plan.
6	Options issued under the Deliverr Plan are exercisable for Class A subordinate voting shares. No post-acquisition options have been or will be granted under the Deliverr Plan.
7	64,328,515 additional securities were added on January 1, 2024, for a total of 423,152,823.

As of December 31, 2023, the maximum number of securities issuable under both the Stock Option Plan and the LTIP was 358,824,308 and the Class A subordinate voting shares issuable upon vesting or exercise of such securities, as applicable, represent in the aggregate 27.9% of the total Class A subordinate shares and Class B restricted voting shares issued and outstanding as of December 31, 2023.

Limitations on Liability and Indemnity Agreements

Under the CBCA, we may indemnify our current or former directors or officers or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with Shopify or another entity.

The CBCA also provides that we may advance moneys to a director, officer or other individual for costs, charges and expenses reasonably incurred in connection with such a proceeding;
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provided that such individual shall repay the moneys if the individual does not fulfill the conditions described below.

However, indemnification is prohibited under the CBCA unless the individual:

•acted honestly and in good faith with a view to our best interests, or the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at our request; and
•in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.

Our by-laws require Shopify to indemnify to the fullest extent permitted by the CBCA each of our current or former directors or officers and each individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including, without limitation, an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with Shopify or another entity.

Our by-laws authorize Shopify to purchase and maintain insurance for the benefit of each of our current or former directors or officers and each person who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity.

We have entered into indemnity agreements with each of our current directors and officers undertaking to indemnify each of them to the fullest extent permitted by law from and against all liabilities, costs, charges and expenses incurred as a result of actions in the exercise of their duties as a director or officer.

Indebtedness of Directors, Officers and Employees

None of our proposed nominees for directors, current directors, executive officers, employees, and former directors, executive officers and employees, is or has been indebted to the Company at any time.
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SECTION 4: CORPORATE GOVERNANCE POLICIES AND PRACTICES

Regulators and Good Governance Organizations

As a corporation incorporated under the CBCA and listed on both the TSX and the NYSE, Shopify is subject to various Canadian and U.S. legislation, rules, regulations, and standards related to governance practices. The Company monitors legislative and regulatory developments in the area of corporate governance, as well as the recommendations of institutional investors and organizations and reviews these developments with the Nominating and Corporate Governance Committee, as applicable. Schedule A – Statement of Corporate Governance Practices outlines Shopify's corporate governance practices in relation to the requirements of National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101").

Overall Approach

The Board and senior management believe that the Company's current governance practices are appropriate and comply in all material respects with all requisite regulatory and statutory requirements, including National Policy 58-201 Corporate Governance Guidelines, the applicable corporate governance rules of the NYSE, and applicable Canadian and U.S. corporate and securities rules and regulations, including the provisions of the CBCA and the applicable provisions of the U.S. Sarbanes-Oxley Act. To the extent there are differences between the Canadian and U.S. governance requirements applicable to the Company, and the U.S. requirements so allow, the Company has generally chosen to follow the Canadian requirements. The Company does not consider any of these differences to be material.

Foreign Private Issuer

Section 310.00 of the NYSE Listed Company Manual generally requires that a listed company's by-laws provide for a quorum for any meeting of the holders of the company's common shares that is sufficiently high to ensure a representative vote. Pursuant to the NYSE corporate governance rules we, as a foreign private issuer, have elected to comply with practices that are permitted under Canadian law in lieu of the provisions of Section 310.00. Our by-laws provide that a quorum of shareholders is met by the holders of at least 25% of the shares entitled to vote at the meeting, attending the meeting themselves or represented by proxy, and at least two persons entitled to vote at the meeting, attending the meeting themselves or represented by proxy.

Except as stated above, we comply with the rules generally applicable to U.S. domestic companies listed on the NYSE. We may in the future decide to use other foreign private issuer exemptions with respect to some of the other NYSE listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a U.S. domestic company listed on the NYSE, may provide less protection than is accorded to investors under the NYSE listing requirements applicable to U.S. domestic issuers.
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Set out below are certain key governance practices that are, in the Company's view, important to creating a Board and committees that can function independently and effectively and add value to the Company.

Corporate Governance

The Canadian Securities Administrators has issued corporate governance guidelines pursuant to National Policy 58-201 Corporate Governance Guidelines (the "Corporate Governance Guidelines"), together with certain related disclosure requirements pursuant to NI 58-101. The Corporate Governance Guidelines are recommended as "best practices" for issuers to follow. We recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value and, accordingly, we have adopted certain corporate governance policies and practices that reflect our consideration of the recommended Corporate Governance Guidelines.

The disclosure set out below includes disclosure required by NI 58-101 describing our approach to corporate governance in relation to the Corporate Governance Guidelines. See also Schedule A – Statement of Corporate Governance Practices, for a description of our current corporate governance practices in accordance with the requirements of NI 58-101.

Director Independence

It is the objective of the Board that all non-employee directors meet the criteria for independence required by all applicable regulatory bodies and relevant stock exchanges. Only those directors who the Board affirmatively determines have no material relationship with the Company and who meet the additional qualifications prescribed under the NYSE rules and other applicable regulatory and/or statutory requirements will be considered independent. In addition, the Company's Corporate Governance Guidelines require that members of the Audit Committee also satisfy applicable regulatory and/or statutory independence requirements for membership on the Audit Committee, including those contained in National Instrument 52-110 Audit Committees ("NI 52-110") and the U.S. Sarbanes-Oxley Act. The Company's Corporate Governance Guidelines also provide that only directors who satisfy the standards of independence under applicable law may serve on the Company's Compensation and Talent Management Committee and Nominating and Corporate Governance Committee.

Each Board member is required to complete an annual independence questionnaire and update such questionnaire if circumstances change during the year. Based upon the information provided by the directors in such questionnaires, the Board has determined that all existing directors and proposed director nominees, other than Mr. Lütke and Mr. Shannan, are independent under all of the requisite regulatory and statutory criteria. Brief biographies of the director nominees are included in Section 2 of this Circular and on our website at investors.shopify.com/governance/board-of-directors.

Mr. Lütke and Mr. Shannan are our only non-independent directors. Mr. Lütke founded Shopify in 2004 and has been the Company's Chief Executive Officer since 2008. Mr. Shannan is the
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former Chief Operating Officer of Shopify and spent 12 years leading Shopify’s global operations as well as its customer support and service strategy. While Mr. Lütke, the Chair of the Board, is not an independent director, a Lead Independent Director, Robert Ashe, has been appointed. See below "Lead Independent Director".

Board and Committee Meetings

Our Board Charter states that our Board will meet at least quarterly, or more frequently as circumstances dictate. Each director has a responsibility to attend and participate in meetings of the Board. From time to time the Board and committees also act by unanimous written consent. The Board and its committees each have a working plan derived from the respective Board and committee Charters assigned to scheduled meetings, to ensure that all critical duties and actions are fulfilled throughout the year. As other matters arise throughout the year requiring discussion or approval, additional meetings are convened.

In 2023, there were seven Board meetings, six Audit Committee meetings, seven Compensation and Talent Management Committee meetings, and two Nominating and Corporate Governance Committee meetings.

Meetings of Independent Directors

Our Board holds regularly scheduled quarterly meetings, an annual review and discussion of management's annual operating plan, and ad hoc meetings from time to time. In camera non-executive sessions are held during all Board and committee meetings. All of our committees are made up of independent directors. The independent members of our Audit Committee meet with our auditors without management present. The independent members of our Board also meet, as required, without the non-independent directors and members of management. In addition, each Board member is free to suggest the inclusion of agenda items and is free to raise at any Board meeting subjects that are not on the agenda for that meeting.

Mandate of the Board of Directors

Our Board is responsible for supervising the management of our business and affairs, including providing guidance and strategic oversight to management, with the goal of increasing shareholder value over the long term. Our Board has adopted a Board Charter, a copy of which is attached as Schedule B to this Circular and can also be accessed on our website at investors.shopify.com/governance/governance-documents. The Board Charter describes the responsibilities of our Board, including:

•appointing our Chief Executive Officer;
•developing and approving the corporate goals and objectives that our Chief Executive Officer is responsible for meeting, establishing the goals relevant to our Chief Executive Officer's compensation and reviewing the performance of our Chief Executive Officer against such goals (which may be delegated to the Compensation and Talent Management Committee);
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•taking steps to satisfy itself as to the integrity of our Chief Executive Officer and other executive officers and that our Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;
•reviewing and approving our Code of Conduct and reviewing and monitoring compliance with the Code of Conduct and, in consultation with the Audit Committee, our enterprise risk management processes;
•reviewing and approving management's strategic and business plans and our financial objectives, plans, and actions, including significant capital allocations and expenditures; and
•reviewing and approving material transactions not in the ordinary course of business.

Duties and Responsibilities of the Board of Directors

Our directors have fiduciary duties to the Company under the CBCA. In exercising their powers and discharging their duties, our directors must act honestly and in good faith with a view to the best interests of the Company, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director is afforded a due diligence defense for failure to comply with any provision of the CBCA, our articles, or our by-laws where he or she exercised the care, diligence and skill that a reasonably prudent person would have exercised in comparable circumstances, including reliance in good faith on: (i) financial statements represented to him or her by an officer of our Company or in a written report of our auditor to fairly reflect the financial condition of the company; or (ii) a report of a person whose profession lends credibility to a statement made by the professional person.

Each member of the Board is expected to spend the time and effort necessary to properly discharge his or her responsibilities as a director of the Company. Accordingly, a director is expected to regularly attend meetings of the Board and Board committees on which such director sits, and to review prior to each meeting the materials distributed in advance of such meeting. A director who is unable to attend a meeting is expected to notify the Chair or the chairperson of the appropriate committee in advance of such meeting.

Access to Information and Authority

The Board is granted unrestricted access to all information regarding the Company that is necessary or desirable to fulfill its duties. The Board, and any committee of the Board, has the authority to, at its sole discretion and at the Company's expense, retain and set the compensation of outside experts, advisors, or other professionals, including but not limited to independent legal or accounting advisors, as necessary to assist in the performance of its duties and responsibilities. Pursuant to the Company's Corporate Governance Guidelines, the Board, and any committee of the Board, has the authority to request that any officer or employee of the Company, the Company's outside legal counsel, the Company's independent auditor, or any other professional retained by the Company to render advice to the Company, attend a meeting of the Board or such committee, or meet with any members of or advisors to the Board. Directors are also encouraged to speak directly to any member of management regarding any questions or concerns the directors may have. The Board regularly invites members of management to attend Board and
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committee meetings where they share relevant information or insights related to business discussed at such meetings.

Board Committees

Our Board Charter states that the Board shall appoint from among its members the members of each committee of the Board, in consultation with the relevant committee. The standing committees of our Board consist of an Audit Committee, a Compensation and Talent Management Committee, and a Nominating and Corporate Governance Committee. Our Board committees are comprised entirely of independent directors.

Audit Committee

Our Audit Committee is comprised of Mr. Ashe, Ms. Goodman and Ms. Johnston and is chaired by Ms. Johnston. The Board plans to appoint Mr. Mahendra-Rajah as a member of the Audit Committee following the Meeting. Our Board has determined that each of these directors, including Mr. Mahendra-Rajah, meets the independence requirements, including the heightened independence standards for members of the Audit Committee of the NYSE, the SEC, and as set out in NI 52-110. Our Board has determined that each of the members of the Audit Committee as well as Mr. Mahendra-Rajah is "financially literate" within the meaning of the NYSE rules and NI 52-110, and has identified the Committee Chair, Ms. Johnston, as an "audit committee financial expert" as required by the NYSE corporate governance rules and the rules adopted by the SEC in accordance with the U.S. Sarbanes-Oxley Act and the rules promulgated thereunder by the NYSE. Mr. Mahendra-Rajah also qualifies as an "audit committee financial expert" according to the applicable rules. The Audit Committee met six times in 2023.

All of the members of our Audit Committee as well as Mr. Mahendra-Rajah have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the issues that can reasonably be expected to be raised by Shopify's financial statements. More specifically, all of our Audit Committee members as well as Mr. Mahendra-Rajah have:

•an ability to read and understand fundamental financial statements, including a balance sheet, income statement, and cash flow statement;
•an understanding of generally accepted accounting principles ("GAAP") and financial statements;
•an ability to assess the general application of GAAP in connection with the accounting for estimates, accruals, and reserves or provisions;
•experience in preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more persons engaged in such activities;
•an understanding of internal controls and procedures for financial reporting; and
•an understanding of audit committee functions.
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Ms. Johnston acquired her financial literacy and expertise as a result of having graduated with a Bachelor of Business Administration from York University's Schulich School of Business, obtaining her Chartered Accountant (fellow) designation, acting in senior leadership roles at Scotiabank for 15 years, including as Chief Financial Officer of Scotia Capital, and at Toronto-Dominion Bank for 14 years, ten of which she spent as Group Head, Finance, Sourcing, Corporate Communications and Chief Financial Officer.

Mr. Ashe acquired his financial literacy as a result of having graduated with a Bachelor of Commerce, Accounting from the University of Ottawa, obtaining his Chartered Accountant (fellow) designation, and acting as VP Finance, Controller at Cognos for three years and as Chief Corporate Officer with responsibility for finance at Cognos for two years. Mr. Ashe currently serves on the audit committee of one public company, MSCI Inc. (NYSE).

Ms. Goodman acquired her financial literacy as a result of having graduated with a Masters in Business Administration from the Tuck School of Business of Dartmouth College, and acting as Chief Executive Officer of Constant Contact for 17 years.

Mr. Mahendra-Rajah acquired his financial literacy as a result of having graduated with a Masters in Business Administration from the Krannert School of Management at Purdue University, acting in senior finance leadership roles, including in his current role as Chief Financial Officer of Uber Technologies Inc. and as Chief Financial Officer of Analog Devices and WABCO Holdings Inc., and acting in other financial leadership roles at Applied Materials, Visa, and United Technologies.

Our Board has established an Audit Committee Charter setting forth the purpose, composition, authority, and responsibilities of the Audit Committee, consistent with the rules of the NYSE, the SEC, and NI 52-110. A copy of the Audit Committee Charter can be found on our website at investors.shopify.com/governance. The principal purpose of our Audit Committee is to assist our Board in discharging its oversight of:

•the quality and integrity of our financial statements and related regulatory filings;
•the independence, qualifications, appointment, and performance of our external auditor;
•our disclosure controls and procedures, internal control over financial reporting, and management's responsibility for assessing and reporting on the effectiveness of such controls;
•our compliance with applicable legal and regulatory requirements; and
•our enterprise risk management processes.

At least annually, the Audit Committee reviews and confirms the independence of the external auditor by obtaining statements from the independent auditor describing all relationships or services between the auditor and the Company. The Audit Committee reviews any disclosed relationships or services that may affect the auditor's independence and objectivity, and takes appropriate actions to oversee the auditor.

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In connection with its risk management function, the Audit Committee reviews and discusses regular reports prepared by the Head of Risk and Internal Audit on the effectiveness of the Company's risk management programs, control processes, cybersecurity protocols and governance procedures, together with management's response. Issues that are determined to represent an elevated level of risk may be escalated to the full Board for consideration, at the discretion of the Audit Committee.

Our Audit Committee has access to all of our books, records, facilities and personnel and may request any information about the Company as it may deem appropriate. It also has the authority in its sole discretion and at the Company's expense, to retain and set the compensation of outside legal, accounting, or other advisors, as necessary to assist in the performance of its duties and responsibilities.

Our Audit Committee recommends the auditors to be nominated and reviews the compensation of the auditors.

Our Audit Committee also reviews procedures for reviewing and approving or ratifying related-party transactions (as defined under U.S. GAAP), and is responsible for reviewing and approving or ratifying all related-party transactions.

Pre-Approval Procedures for Audit and Non-Audit Services

From time to time, management recommends to and requests approval from the Audit Committee for the provision of audit and non-audit services to be provided by the Company's auditors. The Audit Committee considers such requests, if applicable, and if acceptable, pre-approves such audit and non-audit services. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the Company's auditors.

Further information about our Audit Committee can be found in the "Directors and Officers" section and in Exhibit A - Audit Committee Charter of our Annual Information Form filed on February 16, 2023, which can be found on our website, at sedar.com or at sec.gov.

    Responsibilities and Duties of the Chair of the Audit Committee

The Chair of the Audit Committee has the following responsibilities and duties: chair meetings of the Committee; in consultation with the Board Chair and the Corporate Secretary, determine the frequency, dates and locations of meetings of the committee; in consultation with the CEO, the CFO, the Corporate Secretary and others as required, review the annual work plan and the meeting agendas to ensure all required business is brought before the committee; in consultation with the Board Chair, ensure that all items requiring the committee's approval are appropriately tabled; report to the Board on the matters reviewed by, and on any decisions or recommendations of, the committee at the next meeting of the Board following any meeting of
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the committee; and carry out any other or special assignments or any functions as may be requested by the Board.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee is comprised of Mr. Ashe, Ms. Johnston, and Mr. Levine, each of whom is independent for purposes of NI 58-101. The Nominating and Corporate Governance Committee is chaired by Mr. Ashe.

Our Board has established a Nominating and Corporate Governance Committee Charter setting forth the purpose, composition, authority, and responsibility of our Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee's purpose is to assist our Board in:

•identifying individuals qualified to become members of our Board;
•selecting or recommending that our Board select director nominees for the next annual meeting of shareholders and recommending the composition of our Board and its committees;
•developing and overseeing a process to assess our Board , the Chair of the Board, the committees of the Board, the chairs of the committees, and individual directors;
•developing and implementing our corporate governance guidelines; and
•overseeing the Company's strategy and initiatives relating to environmental, social, and corporate governance matters that are significant to the Company.

Board, Committee and Director Evaluations

It is the responsibility of the Nominating and Corporate Governance Committee to regularly evaluate the overall effectiveness of our Board and our Chair and all Board committees and their chairs. As part of its mandate, the Nominating and Corporate Governance Committee annually conducts a formal review process, in order to assess our Board, each committee and each director regarding his, her or its effectiveness and contribution. Through this evaluation, each director assesses the effectiveness of the overall Board, each committee, the chair, the lead independent director, and each individual director in carrying out his, her or its mandate. Each director is also offered the opportunity to provide anonymous, live feedback to a third-party (the Company's external counsel). The Chair of the Nominating and Corporate Governance Committee then provides a report of the evaluation results to our Board.

As set out in our Corporate Governance Guidelines, directors must notify the Nominating and Corporate Governance Committee upon a change in principal occupation or business association, prior to accepting another directorship, or upon becoming aware of circumstances that may adversely reflect upon such director, any other director, or the Company, so that the potential for conflicts or other factors compromising the director's ability to perform his or her duties may be fully assessed.

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Identifying New Candidates for our Board

The Board has delegated to the Nominating and Corporate Governance Committee the responsibility for developing and recommending to the Board the criteria that are deemed necessary of advisable for prospective director candidates. The Board has full authority to modify such criteria as and when it sees fit.

The Board has also delegated to the Nominating and Corporate Governance Committee the responsibility for developing succession plans for the Board, identifying suitable candidates for nomination to the Board and assessing their qualifications in light of the Company's Corporate Governance Guidelines and the Nominating and Corporate Governance Committee Charter. The Nominating and Corporate Governance Committee may consider all facts and circumstances that it deems appropriate or advisable under the circumstances, including advice and recommendations from the Company's shareholders, management and others. The Nominating and Corporate Governance Committee will review the prospective candidates' qualifications with the Board and recommend to the Board such prospective director candidates. The Board is ultimately responsible for nominating members for election to the Board and for filling vacancies on the Board that may occur between annual meetings of shareholders.

In identifying new candidates for our Board, the Nominating and Corporate Governance Committee will consider what competencies and skills our Board, as a whole, should possess and assess what competencies and skills each existing director possesses, considering our Board as a group, and the personality and other qualities of each director, as these may ultimately determine the Board dynamic. The Nominating and Corporate Governance Committee will also consider whether the performance of any candidate is likely to be adversely impacted by excessive time commitments, such as service on other boards.

Shareholders may nominate an individual for election to the Board by way of a shareholder proposal in accordance with the provisions of the CBCA for the next annual meeting of shareholders. The Company must receive such a proposal during the 60-day period between January 5, 2025 and March 6, 2025. The Company has adopted an advance notice by-law that provides that shareholders seeking to nominate candidates for election as directors must provide timely written notice to our Corporate Secretary. See "Advance Notice Requirements for Director Nominations" below. The Company believes that the current statutory rights provided to shareholders adequately address the rights of shareholders to nominate directors.

Responsibilities and Duties of the Chair of the Nominating and Corporate Governance Committee

The Chair of the Nominating and Corporate Governance Committee has the following responsibilities and duties: chair meetings of the committee; in consultation with the Board Chair and the Corporate Secretary's office, determine the frequency, dates and locations of meetings of the committee; in consultation with the CEO, the CFO, the Corporate Secretary and others as required, review the annual work plan and the meeting agendas so as to bring all required business before the committee; in consultation with the Board Chair, ensure that all
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items requiring the committee's approval are appropriately tabled; report to the Board on the matters reviewed by, and on any decisions or recommendations of, the committee at the next meeting of the Board following any meeting of the committee; and carry out any other or special assignments or any functions as may be requested by the Board.

Compensation and Talent Management Committee

Our Compensation and Talent Management Committee is comprised of Mr. Ashe, Ms. Goodman, and Ms. Simo, and is chaired by Ms. Goodman. Under SEC rules applicable to U.S. domestic issuers, there are heightened independence standards for members of the Compensation and Talent Management Committee. While these rules do not specifically apply to the Company as a foreign private issuer, the Company reviews these standards in assessing the independence of the Compensation and Talent Management Committee members. All of our Compensation and Talent Management Committee members meet this heightened standard and are also independent for purposes of NI 58-101.

Our Board has established a Compensation and Talent Management Committee Charter setting forth the purpose, composition, authority and responsibility of the Compensation and Talent Management Committee consistent with the guidance of the Canadian Securities Administrators and the rules of the NYSE and the SEC. The Compensation and Talent Management Committee's purpose is to assist the Board in its oversight of executive compensation, management development and succession, director compensation, equity compensation, compensation disclosure, and human capital management. The principal responsibilities and duties of the Compensation and Talent Management Committee include:

•reviewing at least annually our executive compensation plans;
•evaluating at least annually our CEO's performance in light of the Company's goals and objectives and, based on such evaluation, with appropriate input from other independent members of our Board, determining the CEO's annual compensation and reporting on the compensation to the Board;
•reviewing on an annual basis the evaluation process and compensation structure for our officers including the benchmark compensation group and, in consultation with our CEO, reviewing the performance of the other officers in order to determine the compensation of such officers;
•assessing the competitiveness and appropriateness of our programs relating to the compensation of executive officers on an annual basis;
•reviewing and, if appropriate, recommending to our Board the approval of any adoption, amendment or termination of our incentive and equity-based incentive compensation plans (and the aggregate number of shares to be reserved for issuance thereunder) pursuant to the Company's overall compensation philosophy and strategy, and overseeing their administration and discharging any duties imposed on the Compensation and Talent Management Committee by any of those plans;
•overseeing the Company's human capital management including talent attraction, recruitment, turnover, workforce compensation and pay equity, succession planning,
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workforce composition and inclusion and diversity, employee engagement, health and well-being, workforce training, learning, and development;
•reviewing, in consultation with the CEO, management's resources and succession plans for officers and senior leaders; and
•reviewing at least annually the form and compensation for members of the Board.

Compensation and Talent Management Committee Interlocks

None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board or Compensation and Talent Management Committee.

Responsibilities and Duties of the Chair of the Compensation and Talent Management Committee

The Chair of the Compensation and Talent Management Committee has the following responsibilities and duties: chair meetings of the committee; in consultation with the Board Chair and the Corporate Secretary's office, determine the frequency, dates and locations of meetings of the committee; in consultation with the CEO, the CFO, the Corporate Secretary and others as required, review the annual work plan and the meeting agendas so as to bring all required business before the committee; in consultation with the Board Chair, ensure that all items requiring the Committee's approval are appropriately tabled; report to the Board on the matters reviewed by, and on any decisions or recommendations of, the committee at the next meeting of the Board following any meeting of the committee; and carry out any other or special assignments or any functions as may be requested by the Board.

Chair of the Board

Tobias Lütke, our CEO and founder, is the Chair of our Board. Pursuant to our Board Charter, the Board shall choose one of its members to be its Chair by majority vote. Our Board has adopted a written position description for the Chair, as outlined in the Board Charter, which sets out the key responsibilities and duties of the Chair: chair meetings of the Board; chair the annual meeting, and any special meetings, of the shareholders, unless such meeting is chaired by another officer of the Company, in accordance with the Company's by-laws; in consultation with the Corporate Secretary, determine the frequency, dates and locations of meetings of the Board; in consultation with the Lead Independent Director, the CEO, the CFO, the Corporate Secretary's Office, and others as required, review the annual work plan and the meeting agendas so as to bring all required business before the Board; and as appropriate, carry out any other or special assignments or any functions as may be requested by the Board or management.

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Lead Independent Director

Mr. Ashe, an independent director, has been a director since 2014 and has been our Lead Independent Director since the position was created upon our IPO in 2015. In this role, Mr. Ashe is responsible for overseeing the discharge by the Board of its responsibilities, including that the Board evaluates the performance of management objectively, and that the Board understands the boundaries between the responsibilities of the Board and management, and functions independently of management. Our Lead Independent Director consults with the independent directors and represents such directors, where necessary, in discussions with management and the Chair on the conduct of Board meetings, corporate governance, and other issues.

Shopify's Lead Independent Director has the following responsibilities and duties:

•in co-operation with the Chair, provide leadership to enable the Board to act effectively in carrying out its duties and responsibilities as described in the Board Charter and as otherwise appropriate;
•in consultation with the Chair, the CEO, the CFO, the Corporate Secretary's Office, and others as required, review the annual work plan and the meeting agendas so as to bring all required business before the Board;
•preside over executive sessions of independent directors, and serve as a liaison between the Chair and the independent directors;
•if the Chair is not present at meetings, the Lead Independent Director will chair such meetings;
•in consultation with the CEO, ensure that there is an effective relationship between management and the members of the Board; and
•as appropriate, carry out any other or special assignments or any functions as may be requested by the Chair or management.

Pursuant to Shopify's Corporate Governance Guidelines, the independent directors are invited to meet in executive sessions at every regularly schedule meeting of the Board. The director who presides at these meetings is the Lead Independent Director or such other non-employee director as is selected by a majority of the non-employee directors. To date, the presiding director for such meetings has been the Lead Independent Director.

Chief Executive Officer

Our Board, in conjunction with our CEO, has developed and implemented a written position description for the role of our CEO. Shopify's CEO has overall responsibility for leadership, strategic direction and business results, and will provide the vision and innovation necessary to continue to promote Shopify's excellence and growth.

The CEO is responsible for the development, implementation and continual refinement of Shopify's goals and strategic plans, and the leadership and management skills necessary to achieve them. The CEO will work with the executive management team; oversee the strategic direction and development of the Shopify platform and its products; develop strategic
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opportunities and partnerships; and encourage the efficient use of Shopify's assets in a responsible manner with a view to achieving its goals.

The CEO will continue an open and communicative relationship with the Board, providing regular updates, and will enable the Board to fulfill all required public company governance functions.

Specific responsibilities of the CEO include:

•serve as a role model for Shopify's vision, values and rules of engagement, and foster a culture of integrity at Shopify;
•maintain perspective on Shopify's overall long-term goals, and effectively communicate these goals to all employees, provide leadership and overall guidance in the administration and operation of the Company, and motivate a high-performing and innovative organization;
•provide high-level strategic and tactical leadership to the Board and the executive management team;
•work with the executive management team to develop, review and refine Shopify's business strategy;
•execute on Shopify's business strategy to improve and develop the platform and its products, develop and nurture new and existing merchants, partnerships, strategic alliances, and other market opportunities, and encourage growth in a responsible and profitable manner both organically and through mergers and acquisitions where appropriate;
•provide the Board assurance that the proper systems are in place to identify and manage business risks and that such risks are acceptable and are within the guidelines established by the Audit Committee, if any;
•guide Shopify to be well positioned in the public marketplace and build relationships to provide the necessary resources to fund and grow Shopify;
•together with the CFO and other senior management, as appropriate, establish, maintain and oversee the implementation of Shopify's disclosure controls and procedures, internal controls over financial reporting, and processes for the certification of public disclosure documents as required;
•with the Nominating and Corporate Governance Committee and the Board, assemble and oversee an effective executive management team, allow the Board regular exposure to executive management team members, and put into place an effective plan of succession and development for the CEO and executive management team;
•recommend appointments to the executive management team, monitor performance of the executive management team members and provide feedback and training as appropriate;
•with the Nominating and Corporate Governance Committee and the Board, participate in refining the CEO position description and participate in developing CEO annual targets consisting of personal and corporate goals and objectives, present them to the Board for review and approval, and participate in the Board's annual evaluation of CEO performance against such goals and objectives; and
•carry out any other appropriate duties and responsibilities assigned by the Board.
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Orientation and Continuing Education

The Board is responsible for providing an orientation program for new directors including familiarizing new directors with the Company and its business, the Board Chair, the Lead Independent Director, other directors, management, and the Company's governance processes. This responsibility may be delegated to the Nominating and Corporate Governance Committee.

On joining the Board, new directors are provided with information and participate in introductory meetings with other directors, management, and key members of Company leadership in order to gain familiarity with the Company's culture, business and strategic plans, key policies and practices, including the Code of Conduct, management structure, and auditing and compliance practices. New Board members are also provided with the opportunity to better understand the Shopify platform and merchants through self-guided content including merchant stories and feedback to gain a deeper appreciation for the impact of Shopify's work and the Company's commitment to merchants.

The Board believes that ongoing education is important for maintaining a current and effective Board. The Board and its committees regularly invite different members of the Company's management to present to the Board and its committees on various aspects of the Company's business. Various members of management provide regular updates to the Board with respect to new developments in our business, regulatory developments, and other areas of interest or concern. More specifically, in the past year, directors attended presentations and were provided with materials related to, among other things: the general state of our business; recent events affecting the Company; the Company's product themes, and priorities, overall strategy and operating plan; Shopify's merchants; Shopify Editions (the Company's bi-annual product showcase); the Company's retail product offerings; the Company's data infrastructure; the Company's enterprise strategy; privacy; marketing budget and spend; product acceleration, including mergers, acquisitions, divestitures and strategic partnerships; director and executive compensation and the Company's equity plans; the Company's work with respect to human capital management; the Company's internal operating system, Shopify OS, the Company's management resources, executive performance and succession planning; the Company's organizational structure; the Company's compensation program; results of the 2023 annual general meeting of shareholders and related shareholder matters; finance updates; legal updates; and environmental, social, and corporate governance updates, including the Company's sustainability initiatives and carbon neutral strategy.

In addition, all directors have regular access to and contact with senior management, and directors are encouraged to, and do, speak directly to any member of management regarding any questions or concerns the directors may have. The Chair of each committee encourages its members to participate in director development programs related to each committee's mandate. The Board Chair also encourages each director to participate in continuing education programs designed to maintain and enhance the skills and abilities of our directors to ensure that their knowledge and understanding of our business remains current. Shopify reimburses directors for reasonable expenses incurred in connection with these education programs.
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Strategy

The Board is responsible for reviewing and approving management's strategic and business plans and our financial objectives, plans and actions, including significant capital allocations and expenditures. The Board holds regular, quarterly meetings at which members of management, including our CEO, provide relevant updates on management's strategies, business plans (including management's annual operating plan), opportunities, and risks.

Director Equity Ownership

The Company encourages directors to own equity in the Company, whether in the form of stock, options, RSUs, DSUs, or otherwise. However, the Board believes that the amount and nature of a director's equity ownership is a personal decision, and as a result the Board has not adopted a policy requiring minimum equity ownership by directors.

Succession Planning

Our Chief Executive Officer works with the Compensation and Talent Management Committee and the Board on a regular basis to ensure there is a current and effective plan of succession and development for the CEO and the executive management team. Our Board believes that the directors and the CEO should collaborate on management succession planning and that the entire Board should be involved in the critical aspects of the succession planning process for our CEO, including establishing selection criteria that reflect our business strategies, identifying and evaluating potential internal candidates, and making key management succession decisions. Management succession is regularly discussed by the Compensation and Talent Management Committee and in executive sessions of the Board. In addition, our Board annually reviews the Company's leadership pipeline, talent strategies including succession, and plans for key positions in consultation with the Compensation and Talent Management Committee. Directors also become familiar with potential successors for key positions through various other means, including Board presentations and informal meetings.

Mechanisms of Board Renewal

Our Board has not adopted director term limits or mandatory age-related retirement policies. Rather than adopting these or other formal mechanisms of Board renewal, the Nominating and Corporate Governance Committee reviews the Board's composition on a regular basis, and has established criteria for new directors based upon the Company's current and projected needs. In 2024, these processes culminated in the nomination of Prashanth Mahendra-Rajah and Lulu Cheng Meservey for election as directors at the Meeting. In connection with evaluating recommendations for nomination, the Nominating and Corporate Governance Committee and the Board considers director age and tenure. Currently, our oldest director is 65 and our longest serving director is our founder, CEO and Board Chair, Tobias Lütke, who has served since 2004. The remainder of our current directors have served for periods between approximately thirteen
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years and ten months. See "Election of Directors" in Section 2 for each director's age and the year they were first elected or appointed as a director.

Majority Voting

Shopify is subject to the statutory majority voting requirements under the CBCA (the "CBCA Majority Voting Requirements"). In accordance with the CBCA Majority Voting Requirements, directors stand for election each year at the annual meeting of shareholders, and a separate vote of shareholders is taken with respect to each candidate nominated for director. If there is an uncontested election, each candidate is elected only if the number of votes cast in their favor represents a majority of the votes cast for and against them by the shareholders who are present in person or represented by proxy. If an incumbent director is not re-elected in an uncontested election, the director may continue in office until the earlier of (i) the 90th day after the day of the election; and (ii) the day on which their successor is appointed or elected. Majority voting will not apply in the case of a contested election of directors, in which case the directors will be elected by a plurality of votes of the shares represented in person or by proxy at the meeting and voted on the election of directors.

Disclosure of Voting Results

In accordance with TSX rules, Shopify will make prompt disclosure of detailed vote results following each shareholder meeting.

Conflicts of Interest

A director who has a material interest in a matter before our Board or any committee on which he or she serves is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by our Board or any committee on which he or she serves, such director may be required to absent himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors are also required to comply with the relevant provisions of the CBCA regarding conflicts of interest.

The CBCA states that a director must disclose to the Company, in accordance with the provisions of the CBCA, the nature and extent of an interest that the director has in a material contract or material transaction, whether made or proposed, with us, if the director is a party to the contract or transaction, is a director or an officer or an individual acting in a similar capacity of a party to the contract or transaction, or has a material interest in a party to the contract or transaction. A director required to make such a disclosure is not entitled to vote on any directors' resolution to approve that contract or transaction, unless the contract or transaction:

•relates primarily to the director's remuneration as a director, officer, employee, agent or mandatary of Shopify or an affiliate;
•is for indemnity or insurance otherwise permitted under the CBCA; or
•is with an affiliate.
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Diversity

In 2019, the Board adopted a Board Diversity Policy. The Board is committed to a merit-based system for selecting a diverse slate of Board members comprised of talented and dedicated individuals operating within an inclusive culture. The Board believes that a diverse Board operating within an inclusive environment contributes to the enhancement of the performance of the Board and of Shopify by maximizing opportunities for innovation, contributing to a more robust understanding of opportunities and risks, to more effective decision-making, and to better oversight and governance.

The members of the Board are committed to improving the diversity of the Board, including but not limited to diversity of skills, perspectives, experience, education, gender, age, ethnicity, cultural background, religion, national origin, sexual orientation, disability and other factors. To support this goal the Board will:

•Maintain an inclusive environment with a commitment to attaining, maintaining and valuing diversity on the Board.
•Provide education and training to all Board members on diversity and inclusion-related issues.
•Ensure that the Nominating and Corporate Governance Committee periodically assesses the skills, experience, perspectives, and backgrounds of the Board's directors in light of the strategic needs of the Company and the environment in which it operates.
•Ensure that the Nominating and Corporate Governance Committee maintains an ongoing list of highly qualified diverse potential candidates, which includes candidates that are beyond the networks of existing Board members.
•Ensure that, in the event the Nominating and Corporate Governance Committee chooses to retain a search firm, that it directs any such firm to deliver a list of highly qualified diverse potential candidates. If the firm cannot find appropriately qualified diverse candidates, the Nominating and Corporate Governance Committee will inquire with the firm as to why it couldn't and as to the process the firm followed in putting together its recommendations.
•Ensure that the Nominating and Corporate Governance Committee, in selecting director candidates to propose to the Board, assesses candidates based on merit, competencies, education, experience, past performance, character, independence, and expected contribution to the Board's performance. The Nominating and Corporate Governance Committee will take into account the diverse nature of the business environment in which Shopify operates.

The Nominating and Corporate Governance Committee reviews the Board Diversity Policy annually to assess its effectiveness. To date, the Board has maintained an inclusive environment and remains committed to attaining, maintaining and valuing diversity on the Board.

As a company incorporated under the CBCA, Shopify is required to provide information regarding the representation of "designated groups" among the Board and senior management.
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"Designated groups", as defined under the regulations to the CBCA, include women, Indigenous persons, persons with disabilities and members of visible minorities. Currently, four of our nine (44.4%) director nominees self-identify as women and two of our nine (22.2%) director nominees self-identify as members of visible minorities. One of our five (20%) executive officers self-identifies as a woman and one of our five (20%) executive officers self-identifies as a member of a visible minority. None of our director nominees identify as an Indigenous person or a person with a disability.

We believe that having a fair and diverse organization is beneficial to our success, and we are committed to embedding inclusive and equitable principles into our internal processes and our work to ensure that we attract, retain and develop the brightest and most talented individuals. To build products to make commerce better for everyone, we recognize that we need to remove barriers and foster our diverse current, and future, merchant-base. We have incorporated this belief directly into the work we do with merchants, including actively participating in a range of programs to create greater entrepreneurship opportunities for under-represented groups, with a particular focus on Black and Indigenous entrepreneurs.

We do not currently have a formal policy for the representation of designated groups in senior management of the Company. However, our senior executives take gender and other diversity representation into consideration as part of their overall recruitment and selection process.

We have not adopted targets for gender or other diversity representation in part due to the need to consider a balance of criteria for each individual appointment. We do not believe that quotas or strict rules set out in a formal policy would result in improved identification or selection of the best candidates. Quotas based on specific criteria would limit our ability to ensure that the overall composition of the Board and senior management meets the needs of our organization and our shareholders.

The composition of the Board is shaped by the selection criteria established by the Nominating and Corporate Governance Committee and pursuant to the Board Diversity Policy. The committee ensures that diversity considerations are taken into account in senior management, monitors the level of representation of women and Designated Groups on the Board and in senior management positions, continues to broaden recruiting efforts to attract and interview qualified female and diverse candidates, and is committed to retention and training to ensure that our most talented employees are promoted from within our organization, all as part of our overall recruitment and selection process to fill Board or senior management positions as the need arises. The committee fully supports the benefits to Shopify and society of board diversity on many counts. As a global company based everywhere, the committee is focused on searching relentlessly for suitably qualified candidates that meet Shopify's standards of excellence, experience and expertise, while also meeting Shopify's diversity goals.

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Environment

Shopify's Nominating and Corporate Governance Committee oversees the Company's strategy and initiatives relating to environmental, social, and corporate governance matters that are significant to the Company, in particular, the Company's carbon strategy. Shopify's intention to build a company for the long term means that the Company has taken many steps to build a sustainable business, including becoming a carbon neutral company in 2019. This commitment includes powering operations with renewable energy, purchasing high quality carbon credits to address travel-related emissions, and utilizing Google's cloud infrastructure, which is 100% powered by renewable energy, to deliver our software services. Further, as part of Shopify's focus on the long-term, the Company established a sustainability fund in 2019 (the "Sustainability Fund") to help prove, scale, and commercialize what Shopify believes are the most promising and impactful technologies and projects to combat climate change. The Nominating and Corporate Governance Committee receives regular updates from senior management and subject-matter experts on the status of the Sustainability Fund and the deployment of fund assets. In 2020, Shopify's Sustainability Fund began directing a minimum of $5 million annually to purchase carbon removal to support scientifically, technologically, and economically sound solutions that, once scaled, may have a material impact in addressing climate change. In 2022, we continued to allocate our Sustainability Fund, and amplified our efforts by founding Frontier, a commitment to purchase permanent carbon removal, alongside Stripe, Alphabet, Meta and McKinsey Sustainability, with a combined total commitment of over $1 billion. 2023 was the fourth consecutive year in which Shopify tracked, calculated, and purchased enough carbon credits to counteract the impact of emissions from shipping orders placed on the platform over the Black Friday/Cyber Monday shopping weekend. Shopify merchants also have the ability to directly address the carbon associated with shipping orders by adding Shopify's Planet app to their store. Additionally, Shopify funds carbon removal through the Sustainability Fund for every order placed using Shop Pay, Shopify's accelerated checkout. Going forward, we will continue to focus on our Sustainability Fund and Frontier commitments as well as our carbon neutral operational goals.

Code of Conduct

We have adopted a Code of Conduct applicable to all of our directors, officers, employees, consultants, and contractors including our CEO, CFO, controller or principal accounting officer, or other persons performing similar functions, which is a "code" under NI 58-101 and a "code of ethics" as defined by applicable SEC rules. The Code of Conduct sets out our fundamental values and standards of behavior that are expected from our directors, officers, employees, consultants, and contractors with respect to all aspects of our business. The objective of the Code of Conduct is to provide guidelines for maintaining our integrity, reputation and honesty with a goal of honoring others' trust in Shopify at all times. The full text of the Code of Conduct is posted on our website at investors.shopify.com/governance and is filed with Canadian securities regulators.

In 2023, all employees were provided online training on the Code of Conduct, and were required to read the Code and certify to having read and understood the Code. All new employees undergo the same training and certification process as they join the Company.

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If we grant any waivers from any provision of the Code of Conduct, including any implicit waiver, we will disclose the nature of such waiver on our website to the extent required by the rules and regulations of the SEC and the Canadian Securities Administrators. To date, no such waiver has been granted.

    Monitoring Compliance with the Code of Conduct

Our Nominating and Corporate Governance Committee is responsible for reviewing and evaluating the Code of Conduct at least annually and will recommend any necessary or appropriate changes to our Board for consideration. The Nominating and Corporate Governance Committee assists our Board with the monitoring of compliance with the Code of Conduct, and is responsible for considering any waivers of the Code of Conduct (other than waivers applicable to members of the Nominating and Corporate Governance Committee, which are considered by the Audit Committee, or waivers applicable to our directors or executive officers, which are subject to review by our Board as a whole). The Board is provided with quarterly reports from management regarding issues under the Code of Conduct that may have arisen and how they were investigated and resolved.

    Complaint Reporting

In order to foster a climate of openness and honesty in which any concern or complaint pertaining to a suspected violation of the law, our Code of Conduct or any of our policies, or any unethical or questionable act or behavior is identified and reviewed, our Code of Conduct requires that our employees promptly report the violation or suspected violation. In order to ensure that violations or suspected violations can be reported without fear of retaliation, harassment or an adverse employment consequence, our Code of Conduct contains procedures designed to facilitate confidential, anonymous submissions by our employees.

Shopify has a whistleblower hotline that employees and others can access by phone or online, and choose to report anonymously or not at their option. The Chair of the Audit Committee is notified of any whistleblower reports and the Board is provided with quarterly reports from management regarding whistleblower reports that may have been reported and how they were investigated and resolved.

Shareholder Meetings

Under the CBCA, we must hold a general meeting of our shareholders at least once every year at a time and place determined by our Board, provided that the meeting must not be held later than 15 months after the preceding annual meeting, but no later than six months after the end of our preceding financial year. A meeting of our shareholders may be held anywhere our directors determine or be conducted in a virtual-only format. Our directors may, at any time, call a meeting of our shareholders. Shareholders holding not less than 5% of our issued voting shares may also cause our directors to call a shareholders' meeting.

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A notice to convene a meeting, specifying the date, time and location of the meeting, and, where a meeting is to consider special business (which is any business other than the consideration of the financial statements, auditor’s report, election of directors or the re-appointment of the current auditor), the general nature of the special business, must be sent to shareholders, to each director and the auditor not less than 21 and not more than 60 days prior to the meeting, although, as a result of applicable securities laws, the minimum time for notice is effectively longer. Under the CBCA, shareholders entitled to notice of a meeting may waive or reduce the period of notice for that meeting, provided applicable securities laws are met. The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any person entitled to notice does not invalidate any proceedings at that meeting.

Our by-laws provide that a quorum of shareholders is the holders of at least 25% of the shares entitled to vote at the meeting, attending the meeting themselves or represented by proxy, and at least two persons entitled to vote at the meeting, attending the meeting themselves or represented by proxy. If a quorum is not present at the opening of the meeting, the shareholders present may adjourn the meeting to a fixed time and place, but may not transact any further business.

Holders of our Class A subordinate voting shares, Class B restricted voting shares, and the founder share are entitled to attend meetings of our shareholders. Except as otherwise provided with respect to any particular series of preferred shares, and except as otherwise required by law, holders of our preferred shares are not entitled as a class to receive notice of, or to attend or vote at any meetings of our shareholders. Our directors, our Corporate Secretary, our auditor and any other persons invited by our Chair or directors or with the consent of those at the meeting are entitled to attend at any meeting of our shareholders but will not be counted in the quorum or be entitled to vote at the meeting unless he or she is a shareholder or proxyholder entitled to vote at the meeting.

Advance Notice Requirements for Director Nominations

We have adopted an advance notice by-law which was approved by our shareholders at our 2015 annual meeting. The by-law provides that shareholders seeking to nominate candidates for election as directors must provide timely written notice to our Corporate Secretary at our principal executive offices. To be timely, a shareholder's notice must be received (1) in the case of an annual meeting of shareholders, not less than 30 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice by the shareholder may be received not later than the close of business on the 10th day following the date of such public announcement; and (2) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made. Our advance notice by-law also prescribes the proper written form for a shareholder's notice. Our Board may, at its sole discretion, waive any requirement under these provisions.

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Choice of Forum

We have adopted a forum selection by-law which was approved by our shareholders at our 2015 annual meeting. The by-law provides that, unless we consent in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario, Canada and appellate courts therefrom (or, failing such court, any other "court" as defined in the CBCA having jurisdiction, and the appellate courts therefrom), will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf; (2) any action or proceeding asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us; (3) any action or proceeding asserting a claim arising pursuant to any provision of the CBCA or our articles or by-laws, or (4) any action or proceeding asserting a claim otherwise related to our "affairs" (as defined in the CBCA). Our forum selection by-law also provides that our securityholders are deemed to have consented to personal jurisdiction in the Province of Ontario and to service of process on their counsel in any foreign action initiated in violation of our by-law.

Share Structure

Our Class B restricted voting shares have ten votes per share, our Class A subordinate voting shares have one vote per share and the founder share has a variable number of votes. All Class B restricted voting shares will convert automatically into Class A subordinate voting shares on the date on which the outstanding Class B restricted voting shares represent less than 5% of the aggregate number of outstanding Class A subordinate voting shares and Class B restricted voting shares as a group. The founder share provides a variable number of votes that represents, when combined with the votes attached to certain other voting shares of the Company beneficially owned or controlled by Tobias Lütke, his immediate family and affiliates, at least 40% of the aggregate voting power attached to all of the Company's outstanding voting shares, provided that such variable number of votes does not cause the aggregate voting power of Tobias Lütke and his immediate family and affiliates to exceed 49.9% of the aggregate voting power attached to all of the Company's outstanding voting shares.

The holders of our Class B restricted voting shares and the founder share collectively control a substantial percentage of the combined voting power of our voting shares even though the Class B restricted voting shares and the founder share each represent a substantially smaller percentage of our total outstanding shares. The concentrated voting control of holders of our Class B restricted voting shares and the founder share limits the ability of our Class A subordinate voting shareholders to influence corporate matters for the foreseeable future, including the election of directors as well as with respect to decisions regarding amendment of our share capital, creating and issuing additional classes of shares, making significant acquisitions, selling significant assets or parts of our business, merging with other companies and undertaking other significant transactions. As a result, holders of Class B restricted voting shares and the founder share will have the ability to influence many matters affecting Shopify and actions may be taken that our Class A subordinate voting shareholders may not view as beneficial. Given the terms of the founder share, this will continue to be the case even following the conversion of all Class B
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restricted voting shares in accordance with their terms, as the conversion will increase the voting power of the founder share, subject to the limitations of the terms of the founder share.

    Certain Class Votes

Class A subordinate voting shares and Class B restricted voting shares

Except as required by the CBCA, applicable securities laws or our restated articles of incorporation, holders of Class A subordinate voting shares and Class B restricted voting shares will vote together on all matters subject to a vote of holders of both those classes of shares as if they were one class of shares. Neither the holders of the Class A subordinate voting shares nor the holders of the Class B restricted voting shares are entitled to vote separately as a class upon a proposal to amend our articles of incorporation in the case of an amendment to (1) increase or decrease any maximum number of authorized shares of such class, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the shares of such class; or (2) create a new class of shares equal or superior to the shares of such class, which rights are otherwise provided for in paragraphs (a), and (e) of subsection 176(1), respectively of the CBCA. Pursuant to our restated articles of incorporation, neither holders of our Class A subordinate voting shares nor holders of our Class B restricted voting shares will be entitled to vote separately as a class on a proposal to amend our articles to effect an exchange, reclassification or cancellation of all or part of the shares of such class pursuant to Section 176(1)(b) of the CBCA unless such exchange, reclassification or cancellation: (a) affects only the holders of that class; or (b) affects the holders of Class A subordinate voting shares and Class B restricted voting shares differently, on a per share basis, and such holders are not already otherwise entitled to vote separately as a class under applicable law or our articles of incorporation in respect of such exchange, reclassification or cancellation.

Pursuant to our restated articles of incorporation, holders of Class A subordinate voting shares and Class B restricted voting shares will be treated equally and identically, on a per share basis, in certain change of control transactions that require approval of our shareholders under the CBCA, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of our Class A subordinate voting shares and Class B restricted voting shares, each voting separately as a class.

Founder Share

The founder share will vote together with the Class B restricted voting shares and the Class A subordinate voting shares as a single class except as otherwise expressly provided in the Company's restated articles of incorporation or as provided by law.

The holder of the founder share is not entitled to vote separately as a class: (1) upon a proposal to amend the restated articles of incorporation of the Company in the case of an amendment referred to in paragraph (a) or (e) of subsection 176(1) of the CBCA; or (2) upon a proposal to amend the restated articles of incorporation of the Company in the case of an amendment
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referred to in paragraph (b) of subsection 176(1) of the CBCA unless such exchange, reclassification or cancellation affects only the holder of the founder share.

Take-Over Bid Protection

Under applicable Canadian law, an offer to purchase Class B restricted voting shares would not necessarily require that an offer be made to purchase Class A subordinate voting shares. In accordance with the rules of the TSX designed to ensure that, in the event of a take-over bid, the holders of Class A subordinate voting shares will be entitled to participate on an equal footing with holders of Class B restricted voting shares, the holders of the outstanding Class B restricted voting shares on completion of our IPO entered into a customary coattail agreement with Shopify and a trustee (the "Coattail Agreement"). The Coattail Agreement contains provisions customary for dual class, TSX-listed corporations designed to prevent transactions that otherwise would deprive the holders of Class A subordinate voting shares of rights under the take-over bid provisions of applicable Canadian securities legislation to which they would have been entitled if the Class B restricted voting shares had been Class A subordinate voting shares.

The undertakings in the Coattail Agreement will not apply to prevent a sale of Class B restricted voting shares by a holder of Class B restricted voting shares party to the Coattail Agreement if concurrently an offer is made to purchase Class A subordinate voting shares that:

(a)offers a price per Class A subordinate voting share at least as high as the highest price per share paid or required to be paid pursuant to the take-over bid for the Class B restricted voting shares;
(b)provides that the percentage of outstanding Class A subordinate voting shares to be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of outstanding Class B restricted voting shares to be sold (exclusive of Class B restricted voting shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);
(c)has no condition attached other than the right not to take up and pay for Class A subordinate voting shares tendered if no shares are purchased pursuant to the offer for Class B restricted voting shares; and
(d)is in all other material respects identical to the offer for Class B restricted voting shares.

In addition, the Coattail Agreement will not prevent the sale of Class B restricted voting shares by a holder thereof to a Permitted Holder (as defined in our restated articles of incorporation), provided such sale does not or would not constitute a take-over bid or, if so, is exempt or would be exempt from the formal bid requirements (as defined in applicable securities legislation). The conversion of Class B restricted voting shares into Class A subordinate voting shares, will not, in of itself constitute a sale of Class B restricted voting shares for the purposes of the Coattail Agreement.

Under the Coattail Agreement, any sale of Class B restricted voting shares (including a transfer to a pledgee as security) by a holder of Class B restricted voting shares party to the Coattail
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Agreement will be conditional upon the transferee or pledgee becoming a party to the Coattail Agreement, to the extent such transferred Class B restricted voting shares are not automatically converted into Class A subordinate voting shares in accordance with our articles of incorporation.

The Coattail Agreement contains provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the Class A subordinate voting shares. The obligation of the trustee to take such action will be conditional on Shopify or holders of the Class A subordinate voting shares providing such funds and indemnity as the trustee may require. No holder of Class A subordinate voting shares will have the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Class A subordinate voting shares and reasonable funds and indemnity have been provided to the trustee.

The Coattail Agreement provides that it may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (a) the consent of the TSX and any other applicable securities regulatory authority in Canada and (b) the approval of at least 66 2/3% of the votes cast by holders of Class A subordinate voting shares represented at a meeting duly called for the purpose of considering such amendment or waiver, excluding votes attached to Class A subordinate voting shares held directly or indirectly by holders of Class B restricted voting shares, their affiliates and related parties and any persons who have an agreement to purchase Class B restricted voting shares on terms which would constitute a sale for purposes of the Coattail Agreement other than as permitted thereby.

No provision of the Coattail Agreement limits the rights of any holders of Class A subordinate voting shares under applicable law.

Company Communication with Shareholders

Shopify has a Disclosure Policy and a Disclosure Committee. The Disclosure Committee currently consists of representatives of Shopify's Finance, Legal, and Communications teams.

The Disclosure Policy seeks to ensure that our external communications are timely, accurate, complete, and broadly distributed in compliance with all applicable legal and regulatory requirements. It is the responsibility of Shopify's Disclosure Committee to determine if, when, and how to disclose material information related to Shopify.

The Disclosure Committee and the Board have reviewed and approved this Circular, and review and approve our Annual Information Form and our annual financial reports and management's discussion and analysis and associated earnings press release. The Disclosure Committee and the Audit Committee review and approve interim financial reports, interim management's discussion and analysis and associated earnings press releases. The Company holds quarterly conference
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calls following the release of our quarterly and annual results. All shareholders may listen to a live audio webcast or to archived webcasts on our website at investors.shopify.com.

Shareholder Communications with the Board

As outlined in Shopify's Corporate Governance Guidelines, shareholders and other interested parties may communicate directly with the Board or the independent directors. Shareholders may contact the Board about issues or questions about Shopify by sending a letter to:

Shopify Inc.
151 O'Connor Street, Ground Floor
Ottawa, Ontario, K2P 1L8
Canada
Attn: Board of Directors
By email: corporate@shopify.com

If a shareholder wishes to contact the independent members of the Board, he or she should address such communication to the attention of the Lead Independent Director at the address above. Shopify's legal department will initially receive and process these communications before forwarding them to the addressee, and generally will not forward a communication that it determines to be primarily commercial in nature, is related to an improper or irrelevant topic, or is a request for general information about the Company, its products, or services.
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SECTION 5: GENERAL AND ADDITIONAL INFORMATION

Interests of Certain Persons or Companies on Matters to be Acted Upon

Other than as described herein, no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year of the Company, no proposed nominee for election as director of the Company and no associate or affiliate of any of the foregoing persons has or had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than as disclosed herein.

Interest of Informed Persons in Material Transactions

Other than as described herein, no informed persons of the Company, proposed director, or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction in the last fiscal year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Other Matters

As of the date of this Circular, management is not aware that any other matter is to be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons named on the form of proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

Non-GAAP Measures

Shopify's consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Certain measures in this Circular do not have any standardized meaning as prescribed by U.S. GAAP and, therefore, are considered non-GAAP measures. These measures do not have standardized meanings, may not be comparable to similar measures presented by other public companies and should not be viewed as a substitute for, or superior to, measures reported under U.S. GAAP. This Circular contains references to non-GAAP measures as follows:

Free Cash Flow

Free cash flow is a non-GAAP financial measure calculated as cash flow from operations less capital expenditures. Shopify considers free cash flow to be an indicator of the efficiency and liquidity of Shopify's business, showing cash available after capital expenditures to make strategic investments and drive future growth.

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The following table illustrates how free cash flow is calculated in this Circular:

	Years ended
	December 31, 2023	December 31, 2022
	$	$

Net cash provided by (used in) operating activities	944	(136)
less: capital expenditures(1)	(39)	(50)
Free cash flow	905	(186)
(1) Capital expenditures is equivalent to the amount included in "purchases of property and equipment" on the Company's Consolidated Statement of Cash Flows for the reported period.

Additional Information

Additional financial information about Shopify, including Shopify's 2023 Annual Report on Form 40-F, including its audited Consolidated Financial Statements and Notes and related Management's Discussion and Analysis and Annual Information Form for the year ended December 31, 2023 are accessible on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov, on our website at investors.shopify.com, or by contacting Shopify by phone at 1-613-241-2828 ext. 1024 or by email at IR@shopify.com. Shareholders may, upon request, receive a hard copy of the complete audited Consolidated Financial Statements and Notes and related Management's Discussion and Analysis, free of charge.

In addition, shareholders may contact Broadridge to request a paper copy of this Circular and our audited Consolidated Financial Statements and Notes and related Management's Discussion and Analysis, at no cost to you, up to one year from the date of the filing of this Circular on SEDAR+, by calling 1-877-907-7643 or at www.proxyvote.com, and entering the provided 16-digit control number.

Approval by Directors

The Board of of the Company approved the contents of this Circular and authorized it to be sent to each shareholder who is eligible to receive notice of, and vote his, her or its shares at, our Annual Meeting of Shareholders, as well as to each director and to the Company's auditors.
Michael L. Johnson
Corporate Secretary
April 19, 2024

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SCHEDULE A
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following table describes the Company's current corporate governance practices in accordance with the requirements of National Instrument 58-101 – Disclosure of Corporate Governance Practices.

Requirement Under Form 58-101F1	Comments
Board of Directors
Disclose the identity of directors who are independent.
The Board has determined that all existing directors and proposed director nominees, with the exception of Mr. Lütke and Mr. Shannan, are independent. See disclosure under "Director Independence" in Section 2 of this Circular.

All of the committees of the Board are composed entirely of independent directors.

Disclose the identity of directors who are not independent, and describe the basis for that determination.
The Board has determined that Mr. Lütke is not independent as he is the Chief Executive Officer of the Company. In addition, the Board has determined that Mr. Shannan is not independent as he has served, within the last three years, as an executive officer of the Company. See disclosure under "Director Independence" in Section 2 of this Circular.

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board of Directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.	All director nominees, with the exception of Mr. Lütke and Mr. Shannan, are independent. See disclosure under "Director Independence" in Section 2 of this Circular.
If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	All other directorships have been disclosed in the "Election of Directors" section of this Circular.
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Requirement Under Form 58-101F1	Comments
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.	In camera non-executive sessions of the Board are held at each regularly scheduled Board and committee meeting. See "Election of Directors" in Section 2 and "Director Independence" and "Meetings of Independent Directors" in Section 4 of this Circular.
Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.	The Chair of the Board is Mr. Lütke, who is not an independent director.

The Lead Independent Director is Mr. Ashe, who is an independent director. See "Lead Independent Director" in Section 4 of this Circular. The Board has developed and approved a position description for the Lead Independent Director which can be found on the Company's website at investors.shopify.com/governance.
Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer's most recently completed financial year.
Each director standing for re-election attended at least 86% of the Board meetings held since January 1, 2023 with the exception of Ms. Simo, and each director standing for re-election attended at least 93% of the Committee meetings of which he or she was a member since January 1, 2023. See Section 2(1) - Election of Directors for detailed attendance information for each director.

Board Mandate
Disclose the text of the Board's written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	The Board's Charter is attached to this Circular as Schedule B.
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Requirement Under Form 58-101F1	Comments
Position Descriptions
Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.	The Board has developed and approved a position description for the Board Chair and each committee Chair, which position descriptions form part of the Board Charter and each respective committee charter, each of which can be found on the Company's website at investors.shopify.com/governance.
Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.	The Board has developed a written position description for the CEO. See "Chief Executive Officer" in Section 4 of this Circular.
Orientation and Continuing Education
Briefly describe what measures the Board takes to orient new directors regarding:	See "Orientation and Continuing Education" in Section 4 of this Circular.
the role of the Board, its committees and its directors, and the nature and operation of the issuer's business.
Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.
Ethical Business Conduct
Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:	The Board has adopted a written Code of Conduct for the directors, officers, employees, consultants, and contractors.
disclose how a person or company may obtain a copy of the code;	Shopify's Code of Conduct can be found at investors.shopify.com/governance.
describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and
The Board receives quarterly reports from the General Counsel as to compliance with the Code of Conduct and is notified of any reported issues. The Chair of the Audit Committee is notified if there are any reports made to Shopify's anonymous whistleblowing hotline.

provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
To the Company's knowledge there has been no conduct by our directors or executive officers that constitutes a departure from our Code of Conduct since January 1, 2023 and, accordingly, no material change reports related thereto have been required.

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Requirement Under Form 58-101F1	Comments
Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	See "Conflicts of Interest" in Section 4 of this Circular.
Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.	See "Code of Conduct", "Monitoring Compliance with the Code of Conduct" and "Complaint Reporting" in Section 4 of this Circular.
Nomination of Directors
Describe the process by which the Board identifies new candidates for Board nomination.	See "Nominating and Corporate Governance Committee" and "Diversity" in Section 4 of this Circular.
Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.	The Nominating and Corporate Governance Committee is composed entirely of independent directors.
If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The responsibilities, powers and operation of the Nominating and Corporate Governance Committee are set out in its charter, which is available on the Company's website at investors.shopify.com/governance.
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Requirement Under Form 58-101F1	Comments
Compensation
Describe the process by which the Board determines the compensation for the issuer's directors and officers.	See "Compensation of Executives" and "Compensation of Directors" in Section 3 of this Circular.
Disclose whether or not the Board has a Compensation and Talent Management Committee composed entirely of independent directors. If the Board does not have a Compensation and Talent Management Committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.	The Compensation and Talent Management Committee is composed entirely of independent directors.
If the Board has a Compensation and Talent Management Committee, describe the responsibilities, powers and operation of the Compensation and Talent Management Committee.	The responsibilities, powers and operation of the Compensation and Talent Management Committee are set out in its charter, which is available on the Company's website at investors.shopify.com/governance.
Other Board Committees
If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has no standing committees other than the Audit Committee, the Compensation and Talent Management Committee and the Nominating and Corporate Governance Committee.
Assessments
Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.	See "Board, Committee and Director Evaluations" in Section 4 of this Circular.
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Requirement Under Form 58-101F1	Comments
Director Term Limits and Other Mechanisms of Board Renewal
Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.	We have not adopted term limits for directors on our Board or other automatic mechanisms of Board renewal. See "Mechanisms of Board Renewal" in Section 4 of this Circular, for a discussion as to why we have not done so.

Policies Regarding the Representation of Women on the Board
(a) Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.	The Board has a Board Diversity Policy relating to the identification and nomination of diverse directors. Gender is one axis of diversity considered in this policy. See "Diversity" in Section 4 of this Circular, for more information about the Board Diversity Policy.
(b) If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:
a short summary of its objectives and key provisions,
the measures taken to ensure that the policy has been effectively implemented, annual and cumulative progress by the issuer in achieving the objectives of the policy, and whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.
Consideration of the Representation of Women in Director Identification and Selection Process
Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer's reasons for not doing so.	See "Diversity" in Section 4 of this Circular, for a discussion as to how the Board and Nominating and Corporate Governance Committee considers the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board.
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Requirement Under Form 58-101F1	Comments
Consideration Given to the Representation of Women in Executive Officer Appointments
Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer's reason for not doing so.	See "Diversity" in Section 4 of this Circular, for a discussion as to how we consider the level of representation of women in executive officer positions when making executive officer appointments.
Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions
(a) For purposes of this Item, a "target" means a number of percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer's board or in executive officer positions of the issuer by a specific date.
(b) Disclose whether the issuer has adopted a target regarding women on the issuer's board. If the issuer has not adopted a target, disclose why it has not done so.	We have not adopted a target regarding women on our Board. See "Diversity" in Section 4 of this Circular, for a discussion as to why we have not done so.
(c) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.	We have not adopted a target regarding women in executive officer positions. See "Diversity" in Section 4 of this Circular, for a discussion as to why we have not done so.
(d) If the issuer has adopted a target referred to in either (b) or (c), disclose:
the target, and
the annual and cumulative progress of the issuer in achieving the target.
Number of Women on the Board and in Executive Officer Positions
Disclose the number and proportion (in percentage terms) of directors on the issuer's board who are women.
Currently, there are three women on our Board, representing 37.5% of Shopify's eight current directors. After the Meeting, we expect there will be four women on our Board, representing 44.4% of Shopify's nine directors.

Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.	Currently, we have one executive officer who is a woman, representing 20% of Shopify's five executive positions.
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SCHEDULE B
SHOPIFY INC.
BOARD CHARTER
This Board Charter ("Charter") has been adopted by the Board of Directors ("Board") of Shopify Inc. ("Company").

I.Purpose

The Board is responsible for supervising the management of the business and affairs of the Company. It is management's duty to run the Company's business on a day-to-day basis. The Board is expected to focus on guidance and strategic oversight, with the goal of increasing shareholder value over the long term.

In discharging their duties, directors must act honestly and in good faith, with a view to the best interests of the Company. Directors must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

II.Access to Information and Authority

The Board will be granted unrestricted access to all information regarding the Company that is necessary or desirable to fulfill its duties. The Board shall have the authority to, at its sole discretion and at the Company's expense, retain and set the compensation of outside legal or other advisors, as necessary to assist in the performance of its duties and responsibilities.

III.Composition and Meetings

The Board shall be comprised of that number of directors as shall be determined from time to time by the Board upon recommendation of the Nominating and Corporate Governance Committee of the Board, in accordance with the Company's articles and by‐laws.The Board will be comprised of a majority of "independent" directors within the meaning of the applicable listing standards of the New York Stock Exchange and National Policy 58-201 - Corporate Governance Guidelines adopted by the Canadian Securities Administrators.

The Board shall choose one of its members to be its Chair by majority vote, which Chair shall have the duties and responsibilities set out in Section V.

The Board shall appoint from among its members the members of each Committee of the Board, in consultation with the relevant Committee of the Board.

The Board will meet at least quarterly, or more frequently as circumstances dictate. Each director has a responsibility to attend and participate in meetings of the Board. The Board and the Chair may invite any executive, employee, or such other person or external advisor as it deems appropriate to attend and participate in any portion of any Board meeting, and may exclude from all or any portion of its meetings any person it deems appropriate in order to carry out its responsibilities. The independent members of the Board will also meet, as required, without the non-independent directors and members of management before or after each regularly scheduled meeting in camera.

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IV.Responsibilities and Duties of the Board

The responsibilities and duties of the Board shall include the following:

Chief Executive Officer and Officers
1.Appointing the Chief Executive Officer ("CEO") and, together with the CEO, developing a written position description for the role of the CEO.
2.Appointing the officers of the Company
3.Developing and approving the Company goals and objectives that the CEO is responsible for meeting.
4.Establishing the goals relevant to CEO compensation and reviewing the performance of the CEO against such goals. This duty may be delegated to the Compensation and Talent Management Committee.
5.Taking steps to satisfy itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization.
6.Succession planning for the CEO as well as monitoring management's succession plans for other officers and key personnel, with input from the Compensation and Talent Management Committee of the Board.

Financial Reporting
7.Approving:
•the annual financial statements and related Management's Discussion and Analysis ("MD&A"), the Annual Report on Form 40-F; and
•the Company's annual earnings press releases, including any pro forma or non-GAAP information included therein, and their filing and disclosure on the recommendation of the Audit Committee of the Board.
8.Reviewing and monitoring, with the assistance of the Audit Committee of the Board:
•the quality and integrity of the Company's financial statements;
•the external reporting of the Company's financial and operating performance in compliance with all regulatory and statutory requirements; and
•the appointment and performance of the external auditor.
Financial Reporting Processes, Accounting Policies and Internal Controls
9.Reviewing and monitoring, with the assistance of the Audit Committee of the Board:
•the adequacy and effectiveness of the Company's system of internal controls over financial reporting, including any significant deficiencies and significant changes in internal controls; and
•the quality and integrity of the Company's external financial reporting processes.
Ethical and Legal Compliance and Risk Management
10.Reviewing and approving the Company's code of conduct ("Code of Conduct").
11.Reviewing and approving any changes to the Board's policies or procedures as recommended by the relevant Committee of the Board.
12.Reviewing and monitoring:
•compliance with the Code of Conduct and other ethical standards adopted by the Company;
•the Company's compliance with applicable legal and regulatory requirements, though
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notwithstanding the foregoing and subject to applicable law, nothing contained in this Charter is intended to require the Board to ensure the Company's compliance with applicable laws or regulations; and
•the Company's enterprise risk management processes, in consultation with the Audit Committee of the Board.

Other Responsibilities
13.Reviewing and approving management's strategic and business plans.
14.Reviewing and approving the Company's financial objectives, plans, and actions, including significant capital allocations and expenditures.
15.Reviewing and approving material transactions not in the ordinary course of business.
16.In consultation with management, overseeing and reviewing the Company's procedures with respect to the Company's public disclosure to ensure that communications with the public are timely, factual, accurate and broadly disseminated in accordance with all applicable legal and regulatory requirements.
17.Providing an orientation program for new Directors to the Board and continuing education opportunities for all Directors to familiarize them with the Company and its business. This responsibility may be delegated to the Nominating and Corporate Governance Committee of the Board.
18.Overseeing the assessment by the Nominating and Governance Committee of the Board, each committee and each director.
19.Developing and overseeing a method for interested parties to communicate directly with the Board.
20.Performing any other activities consistent with this Charter, the Company's by-laws, and governing laws that the Board determines are necessary or appropriate.

V.Responsibilities and Duties of the Chair
The Chair shall have the following responsibilities and duties:
•chair meetings of the Board;
•chair the annual meeting, and any special meetings, of the shareholders, unless such meeting is chaired by another officer, in accordance with the Company's by-laws;
•in consultation with the Corporate Secretary, determine the frequency, dates and locations of meetings of the Board;
•in consultation with the Lead Independent Director, the CEO, the Chief Financial Officer, the Corporate Secretary's Office and others as required, review the annual work plan and the meeting agendas so as to bring all required business before the Board; and
•as appropriate, carry out any other or special assignments or any functions as may be requested by the Board or management.

VI.Limitation on the Board's Duties
The Board shall discharge its responsibilities, and shall assess the information provided by the Company's management and any external advisors, including the external auditor, in accordance with its business judgment. Members of the Board are entitled to rely, absent knowledge to the contrary, on the integrity of the persons and organizations from whom they receive information, the accuracy and completeness of the information provided, and representations made by management as to any audit or non‐audit services provided by the external auditor.
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Nothing in this Charter is intended or may be construed as imposing on any member of the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject under applicable law. This Charter is not intended to change or interpret the amended articles of incorporation or by-laws of the Company or any federal, provincial, state or exchange law, regulation or rule to which the Company is subject, and this Charter should be interpreted in a manner consistent with all such applicable laws, regulations and rules. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to securityholders of the Company or other liability whatsoever.

VII.Review of Charter

The Nominating and Corporate Governance Committee of the Board will review and reassess the adequacy of this Charter from time to time and recommend any proposed changes to the Board for approval.

***

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SCHEDULE C
THIRD AMENDED AND RESTATED STOCK OPTION PLAN
SHOPIFY INC.
THIRD AMENDED AND RESTATED STOCK OPTION PLAN
Effective as of: May 27, 2015
(Amended and Restated as of May 30, 2018, as further Amended and Restated as of May 26, 2021 and as further Amended and Restated as of ●, 2024)
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SHOPIFY INC.
STOCK OPTION PLAN
The purpose of this Plan is to advance the interests of the Corporation and its shareholders by providing to the directors, officers, employees and consultants of the Corporation and its Affiliates a performance incentive for continued and improved services with the Corporation and its Affiliates.
ARTICLE 1.
INTERPRETATION
Section 1.1    Definitions
For the purposes of this Plan, the following terms shall have the following meanings:
a.“Active Employment” means, in the case where the Participant is a director, the period during which a Participant performs services as a director and in the case where the Participant is an officer or employee, the period during which the Participant actually and actively performs work for the Corporation or an Affiliate, and, as applicable, shall be deemed to include any period constituting the minimum applicable period of notice of termination that is required to be provided to an employee (including an employee who is an officer) pursuant to applicable employment standards legislation (if any), but shall exclude any other period (whether arising under law or through contract) that follows or ought to have followed the end of the minimum applicable statutory notice period;
b.“Active Engagement” means, in the case where the Participant is a Consultant or a member of an advisory board, the period during which the Consultant or member is actually and actively rendering services to the Corporation or an Affiliate and for certainty, shall exclude any other period that follows the last day on which the Participant renders services for the Corporation or an Affiliate;
c.“Affiliate” or “Affiliated” means, with respect to any specified Person, any other Person which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person (for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise);
d.“Authorized Leave” means (i) in respect of an employee of the Corporation or an Affiliate any approved leave of absence (paid or unpaid) for a period of equal to or more than 45 days, and includes any statutory leave, short term or long term disability leave, approved sabbatical or other approved bona fide paid or unpaid leave of absence, but for certainty does not cover any period of vacation, and (ii) in respect of a Consultant to the Corporation
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or an Affiliate any approved leave of absence for a period of equal to or more than 45 days. For the purpose of the Plan, an employee’s or Consultant’s period of Authorized Leave will end on the earliest of (A) the Authorized Leave Return Date, (B) the date of death, (C) the date on which the employee resigns from employment or the Consultant resigns from their engagement, (D) the date on which the employee is terminated for Cause, (E) the date which is the end of the minimum applicable statutory notice period (if any) that follows the date on which the Corporation or Affiliate terminates the employment of an employee without Cause and for certainty, shall exclude any other period (whether arising under law or through contract) that follows or ought to have followed the end of the minimum applicable statutory notice period, and (F) the date on which the Consultant’s services are terminated by the Corporation or an Affiliate, regardless of the reason. In the case of clauses (B) through (F), for the purpose of this Plan, the date on which such event occurs will be deemed to be the last day of Active Employment or Active Engagement, as the case may be;
e.“Authorized Leave Extended Vesting Period” means, with respect to an Authorized Leave for which an Authorized Leave Return Date has occurred, the number of calendar quarters, as determined by the Corporation in accordance with its policies in effect, from time to time, equal to the Authorized Leave Suspension Multiple;
f.“Authorized Leave Return Date” means the date that a Participant first returns to Active Employment or Active Engagement, as the case may be, following an Authorized Leave;
g.“Authorized Leave Suspension Multiple” means, where an Authorized Leave ends because of an Authorized Leave Return Date, the quotient (as rounded in accordance with the below) determined by the following formula:

A
90
Where A equals the number of calendar days in a period of Authorized Leave, including the first date of an absence that is an Authorized Leave but not including the Authorized Leave Return Date.
It is further provided that, if there is any fractional remainder, the quotient will be rounded up to the nearest whole number (if such fractional remainder equals or exceeds 0.5) or rounded down to the nearest whole number (if such fractional remainder is less than 0.5).
h.“Board” means the board of directors of the Corporation as constituted from time to time;
i.“Business Day” means a day, other than a Saturday or Sunday, on which banking institutions in Ottawa, Ontario are not authorized or obligated by law to close;
j.“Cause” means, (i) in respect of the termination of an employee employed in Ontario, wilful misconduct, disobedience or wilful neglect of duty that is not trivial and is not
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condoned by the Corporation or Affiliate, or (ii) in respect of an employee employed in another jurisdiction outside of Ontario, such conduct by the employee which permits the Corporation or Affiliate to terminate the employee without notice, payment in lieu of notice or severance pay whether arising under statute, contract or at law;
k.“Change in Status” means, with respect to a Participant: (i) an anticipated or otherwise likely change in their tax residency or the principal jurisdiction in which they reside, and/or (ii) any other significant change in the terms of their employment or engagement with the Corporation, including a change in role and/or change in the compensation structure of such Participant. Whether there has been a Change in Status will be determined by the Corporation;
l.“Change of Control” means, unless the Board determines otherwise, the happening, in a single transaction or in a series of related transactions, of any of the following events:
i.any transaction (other than a transaction described in clause (ii) below) pursuant to which any person or group of persons acting jointly or in concert acquires the direct or indirect beneficial ownership of securities of the Corporation representing 50% or more of the aggregate voting power of all of the Corporation’s then issued and outstanding securities entitled to vote in the election of directors of the Corporation, other than any such acquisition that occurs (A) upon the exercise or settlement of options or other securities granted by the Corporation under any of the Corporation’s equity incentive plans, or (B) as a result of the conversion of Multiple Voting Shares into Shares;
ii.there is consummated an arrangement, amalgamation, merger, consolidation or similar transaction involving (directly or indirectly) the Corporation and, immediately after the consummation of such arrangement, amalgamation, merger, consolidation or similar transaction, the shareholders of the Corporation immediately prior thereto do not beneficially own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving or resulting entity in such amalgamation, merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving or resulting entity in such arrangement, amalgamation merger, consolidation or similar transaction, in each case in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Corporation immediately prior to such transaction;
iii.the sale, lease, exchange, license or other disposition of all or substantially all of the Corporation’s assets to a person or group of persons other than a person or group of persons that was/were an Affiliate or all Affiliates, as applicable, of the Corporation at the time of such sale, lease, exchange, license or other disposition, other than a sale, lease, exchange, license or other disposition to an entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are beneficially owned by shareholders of the Corporation in substantially the same
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proportions as their beneficial ownership of the outstanding voting securities of the Corporation immediately prior to such sale, lease, exchange, license or other disposition;
iv.the passing of a resolution by the Board or Shareholders to substantially liquidate the assets of the Corporation or wind up the Corporation’s business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and the shareholdings remain substantially the same following the re-arrangement); or
v.individuals who, on the Effective Date, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board.
m.“Code” has the meaning given to that term in Appendix 1;
n.“Consultant” has the meaning ascribed to that term in National Instrument 45-106 – Prospectus Exemptions;
o.“Corporation” means Shopify Inc. and its respective successors and assigns;
p.“Date of Grant” means the date on which a particular Option is granted by the Board as evidenced by the Grant Agreement pursuant to which the applicable Option was granted;
q.“Designation” means a designation by the Corporation (or, if applicable, an Affiliate), when, pursuant to applicable tax or other laws, an Option or a Share subject to an Option may or is required to be designated, either as of the Date of Grant or at any other time, according to a particular classification or category in order to achieve tax preferred status for the Corporation (or an Affiliate) or a Participant, and, without limitation, “Designation” includes designation of a Share subject to an Option as a “non-qualified security” as defined in the Income Tax Act (Canada);
r.“Effective Date” has the meaning given to that term in Section 2.5;
s.“Eligible Person” means any director, officer, employee or Consultant of the Corporation or any of its Affiliates;
t.“Exercise Notice” means an election to exercise Options granted to a Participant under this Plan, substantially in the form attached as Exhibit “B” to the Grant Agreement, as may be amended from time to time; provided, however, that an Exercise Notice need not be
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substantially in the form attached hereto as Exhibit “B” to the extent necessary to reflect compliance with applicable laws in the jurisdiction or jurisdictions in which the Participant is employed or engaged or any other jurisdiction with taxing authority in respect of the Participant;
u.“Exercise Period” means the period from the Vesting Date to the close of business on the Expiry Date during which a particular Option may be exercised in the manner described in Section 4.1;
v.“Exercise Price” has the meaning given to that term in Section 3.2;
w.“Expire” means, with respect to an Option or Legacy Option, the termination of such Option or Legacy Option, on the occurrence of which such Option or Legacy Option is void, incapable of exercise, and of no value whatsoever; and Expires and Expired have a similar meaning;
x.“Expiry Date” means the date on which an Option Expires;
y.“Fair Market Value” means, on any particular day, the volume weighted average trading price of a Share on the New York Stock Exchange for the five (5) preceding days on which the Shares were traded, or on any other stock exchange as selected by the Board for these purposes. In the event that such Shares are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of such Shares as determined by the Board in its sole and absolute discretion;
z.“Founder Share” means the founder share in the capital of the Corporation;
aa.“Grant Agreement” means an agreement between the Corporation and a Participant under which an Option is granted, substantially in the form attached hereto as Exhibit “A”, as may be amended from time to time; provided, however, that a Grant Agreement need not be substantially in the form attached hereto as Exhibit “A” to the extent necessary to reflect (a) compliance with applicable laws in the jurisdiction or jurisdictions in which the Participant is employed or engaged or any other jurisdiction with taxing authority in respect of the Participant, and/or (b) the elimination of a previous, or the addition of a new, Designation pursuant to applicable laws;
b.“Incapacity” has the meaning given to that term in Section 4.3(c);
c.“Incumbent Board” has the meaning given to that term in Section 1.1(l)(v);
d.“Insider” means a “reporting insider” of the Corporation as defined in National Instrument 55-104 - Insider Reporting Requirements and Exemptions and includes associates and affiliates (as such terms are defined in Part 1 of the TSX Company Manual) of such “reporting insider”;
e.“Legacy Option” means an option to purchase a newly issued Multiple Voting Share that is granted pursuant to the terms of the Legacy Option Plan;
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f.“Legacy Option Plan” means the Corporation’s Fourth Amended and Restated Incentive Stock Option Plan, as may be amended from time to time;
g.“Long-Term Incentive Plan” means the Corporation’s long-term incentive plan, effective upon the Effective Date, as may be amended from time to time;
h.“Multiple Voting Shares” means the Class B multiple voting shares in the capital of the Corporation;
i.“Option” means an option to purchase a newly issued Share that is granted to an Eligible Person pursuant to the terms of this Plan, including the Grant Agreement;
j.“Outside Vesting Date” means the date in respect of an Option that is thirty (30) days before the earlier of (i) the Expiry Date; and (ii) the date referred to in Section 4.2(a)(i);
k.“Participant” means an Eligible Person to whom an Option has been granted;
l.“Person” means any individual, partnership, corporation, company, association, trust, joint venture, limited liability company, unincorporated organization, entity or division, or any government, governmental department or agency or political subdivision thereof;
m.“Plan” means this Stock Option Plan, as may be amended from time to time;
n.“Share” means a Class A subordinate voting share in the capital of the Corporation;
o.“Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan, long-term incentive plan or any other compensation or incentive mechanism of the Corporation involving the issuance or potential issuance of securities of the Corporation from treasury, including without limitation a Share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise, but does not include any such arrangement which does not involve the issuance from treasury or potential issuance from treasury of securities of the Corporation;
p.“Shareholders” means holders of Shares, Multiple Voting Shares or the Founder Share;
q.“Stock Exchange” means the TSX or, if the Shares are not listed or posted for trading on the TSX but are listed and posted for trading on another stock exchange, the stock exchange on which the Shares are listed or posted for trading;
r.“Surrender” has the meaning given to that term in Section 4.1(c);
s.“Surrender Notice” has the meaning given to that term in Section 4.1(c);
t.“Termination Date” has the meaning given to that term in Section 4.3(c);
u.“TSX” means the Toronto Stock Exchange; and
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v.“Vesting Date” means the date or dates determined in accordance with the terms of the Grant Agreement entered into in respect of such Options (as described in Section 3.3(a)) or as deemed to be a vesting date as contemplated in Section 3.3(b), on and after which a particular Option, or any part thereof, may be exercised, subject to amendment or acceleration from time to time in accordance with the terms hereof or the terms of the Grant Agreement.
Section 1.2     Interpretation
a.Whenever the Board is to exercise discretion or authority in the administration of the terms and conditions of this Plan, the term “discretion” or “authority” means the sole and absolute discretion of the Board.
b.In the Plan, words importing the singular shall include the plural and vice versa and words importing any gender include any other gender.
c.Unless otherwise specified in the Participant’s Grant Agreement, all references to money amounts are to United States currency.
d.As used herein, the terms “Article” and “Section” mean and refer to the specified Article and Section of this Plan, respectively.
e.The words “including” and “includes” mean “including (or includes) without limitation”.
ARTICLE 2
GENERAL PROVISIONS
Section 2.1     Administration
a.The Board shall administer this Plan. Nothing contained herein shall prevent the Board from adopting other or additional Share Compensation Arrangements or other compensation arrangements.
b.Subject to the terms and conditions set forth herein, the Board has the authority: (i) to grant Options to purchase Shares to Eligible Persons; (ii) to determine the terms, including the limitations, restrictions, vesting period and conditions, and Designations, if any, of such grants; (iii) to interpret this Plan and all agreements entered into hereunder; (iv) to adopt, amend and rescind such administrative guidelines and other rules relating to this Plan as it may from time to time deem advisable; and (v) to make all other determinations and to take all other actions in connection with the implementation and administration of this Plan as it may deem necessary or advisable. The Board’s guidelines, rules, interpretations, and determinations shall be conclusive and binding upon the Corporation or Affiliate, and all Participants, Eligible Persons and their legal, personal representatives and beneficiaries.
c.Notwithstanding the foregoing or any other provision contained herein, the Board shall have the right to delegate the administration and operation of this Plan, in whole or in part,
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to a committee thereof. In such circumstances, all references to the Board in this plan include reference to such committee, except as otherwise determined by the Board. For greater certainty, any such delegation by the Board may be revoked at any time at the Board’s sole discretion.
d.No member of the Board or any person acting pursuant to authority delegated by it hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith, and each member of the Board and each such person shall be entitled to indemnification by the Corporation with respect to any such action or determination.
e.The Board may adopt such rules or regulations and vary the terms of this Plan and any grant hereunder as it considers necessary to address tax or other requirements of any applicable non-Canadian jurisdiction, including without limitation Sections 422 and 409A of the Code (with respect to Participants who are subject to taxation in the United States).
f.The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issue of any Shares or any other securities in the capital of the Corporation other than as specifically provided for in the Plan.
g.Where any formula or other calculation required by this Plan results in a fractional remainder, then, except as otherwise expressly provided by a provision hereof or of a Grant Agreement, the Board’s determination as to rounding up or down, at its sole discretion, shall be determined in accordance with Section 409A of the Code, to the extent applicable, and shall be final and binding. A Participant shall have no entitlement to damages or other compensation as a result of the Board’s determination to round a fractional remainder up or down, and, in the case of rounding down, to disregard and cancel the value of the fractional remainder so rounded down. The Board shall make all rounding determinations in a manner that preserves, to the extent available, the deductions available pursuant to paragraph 110(1)(d) of the Income Tax Act (Canada).
Section 2.2     Shares Reserved
a.Subject to Section 2.2(c), the securities that may be acquired by Participants under this Plan shall consist of authorized but unissued Shares.
b.The maximum number of Shares reserved for issuance, in the aggregate, under this Plan and the Long-Term Incentive Plan as of the Effective Date is equal to ●. The number of Shares available for issuance, in the aggregate, under this Plan and the Long-Term Incentive Plan will be automatically, and without any further action on the part of the Board or the Shareholders, increased on January 1 of each year, beginning on January 1, 2016 and ending on January 1, 2026, in an amount equal to 5% of the aggregate number of outstanding Shares and Multiple Voting Shares on December 31 of the preceding calendar year. Notwithstanding the foregoing, the Board may act prior to January 1st of a given year to provide that there will be no January 1st increase in the maximum number of Shares reserved for issuance under this Plan and the Long-Term Incentive Plan for such fiscal year or that any increase in the Share reserve for such year will be a lesser number of Shares
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than would otherwise occur pursuant to the preceding sentence. If an Option Expires, is forfeited, or is cancelled for any reason, the Shares subject to that Option shall be available for grants under this Plan, subject to any required prior approval by the Stock Exchange. If a Legacy Option Expires, is forfeited, or is cancelled for any reason, then a number of Shares equal to the number of Multiple Voting Shares subject to that Option shall be available for grants under this Plan, subject to any required prior approval by the Stock Exchange. In addition, to the extent that any Shares become re-available for grants pursuant to the terms of the Long-Term Incentive Plan, such Shares shall automatically become available to be made the subject of grants under this Plan.
c.If there is a change in the outstanding Shares by reason of any stock dividend or split, or in connection with a reclassification, reorganization or other change of Shares, consolidation, distribution (other than an ordinary course dividend in cash or Shares, but including for greater certainty shares or equity interests in a subsidiary or business unit of the Corporation or one of its subsidiaries or cash proceeds of the disposition of such a subsidiary or business unit), merger or amalgamation or similar corporate transaction, the Board shall make, subject to any required approval of the Stock Exchange, the appropriate substitution or adjustment in order to maintain the Participants’ economic rights in respect of their Options in connection with such change, including without limitation:
i.adjustments to the Exercise Price without any change in the total price applicable to the unexercised portion of the Option, but with a corresponding adjustment in the price for each Share covered by the Option,
i.adjustments to the number of Shares to which a Participant is entitled upon exercise of an Option,
ii.adjustments permitting the immediate exercise of any outstanding Options that are not otherwise exercisable, or
iii.adjustments to the number or kind of Shares or other securities reserved for issuance pursuant to the Plan and to the number or kind of Shares or other securities or other property issuable upon the exercise of Options.
Section 2.3     Amendment and Termination
a.The Board may, in its sole discretion, suspend or terminate the Plan at any time or from time to time and/or amend or revise the terms of the Plan or of any Option granted under the Plan and any Grant Agreement relating thereto, provided that such suspension, termination, amendment, or revision shall:
i.not adversely alter or impair any Option previously granted except as permitted by the terms of this Plan;
ii.be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the Stock Exchange; and
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iii.be subject to Shareholder approval, where required by law, the requirements of the Stock Exchange or this Plan.
b.If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force with respect to outstanding Options will continue in effect as long as any such Option or any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board will remain able to make such interpretations and amendments to the Plan or the Options as they would have been entitled to make if the Plan were still in effect.
c.Subject to Section 2.3(a), the Board may from time to time, in its discretion and without the approval of Shareholders or Participants, make changes to the Plan or any Option that do not require the approval of Shareholders under Section 2.3(d), which may include but are not limited to:
i.any amendment of a “housekeeping” nature, including without limitation those made to clarify the meaning of an existing provision of the Plan, correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan, correct any grammatical or typographical errors or amend the definitions in the Plan regarding administration of the Plan;
ii.a change to the vesting provisions of the Plan or any Option;
iii.a change to the provisions governing assignability and the effect of termination of a Participant’s employment, contract or office;
iv.the addition of a form of financial assistance and any amendment to a financial assistance provision which is adopted;
v.a change to advance the date on which any Option may be exercised under the Plan;
vi.a change to the definition of Eligible Persons;
vii.a change to a Designation;
viii.the addition of a deferred or performance share unit or any other provision which results in Participants receiving securities while no cash consideration is received by the Corporation; and
ix.an amendment of the Plan or an Option as necessary to comply with applicable law or the requirements of the Stock Exchange or any other regulatory body having authority over the Corporation, an Affiliate, the Plan, the Participants or the Shareholders.
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d.Shareholder approval is required for the following amendments to the Plan:
i.any increase in the maximum number of Shares that may be issuable from treasury pursuant to Options granted under the Plan (as set out in Section 2.2), other than an adjustment pursuant to Section 2.2(c);
ii.any reduction in the Exercise Price of an Option benefitting an Insider after the Option has been granted or any cancellation of such Option and the substitution of that Option with a new Option benefitting an Insider with a reduced Exercise Price, except in the case of an adjustment pursuant to Section 2.2(c);
iii.any extension of the maximum Expiry Date of an Option benefitting an Insider, except in case of an extension due to a black-out period;
iv.any amendment to remove or to exceed the limits with respect to Insiders set out in Section 2.14; and
v.any amendment to Section 2.3(c) and this Section 2.3(d).
Section 2.4     Compliance with Legislation
a.The administration of the Plan (including any amendments thereto), the terms of the grant of any Option under the Plan, the grant and exercise of any Option, and the Corporation’s obligation to sell and deliver Shares upon the exercise of any Option, shall be subject to all applicable federal, provincial, state and foreign laws, rules and regulations, the rules and regulations of the Stock Exchange and any other stock exchange on which the Shares are listed or posted for trading, and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required. The Corporation shall not be obliged by any provision of the Plan or the grant of any Option hereunder to issue or sell Shares in violation of such laws, rules and regulations or any condition of such approvals.
b.The Corporation shall have no obligation to grant any Options or issue Shares where such grant or issuance would require registration or qualification of the Plan or of Options or Shares under the securities laws of any foreign jurisdiction (other than the United States), or require the Corporation to continue in effect any such registrations or qualifications if made (other than in the United States). If the Corporation determines that it is unable to, or that it is impracticable for it to, so register or qualify the Plan, the Options or the Shares, as applicable, under the securities laws of any foreign jurisdiction (other than the United States), or that there is no available exemption from any such registration or qualification requirements in such foreign jurisdiction, then the Board may, in its sole and absolute discretion, void any purported grant of any Option or purported issuance of any Shares made to a person in such foreign jurisdiction or that is subject to the securities laws of such foreign jurisdiction.
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c.The Corporation shall have no obligation to issue any Shares pursuant to this Plan unless upon official notice of issuance such Shares shall have been duly listed with the Stock Exchange (and any other stock exchange on which the Shares are listed or posted for trading). Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.
d.If Shares cannot be issued to a Participant upon the exercise of an Option due to legal or regulatory restrictions, the obligation of the Corporation to issue such Shares shall terminate and any funds paid to the Corporation in connection with the exercise of such Option will be returned to the applicable Participant as soon as practicable.
Section 2.5     Effective Date
The Plan was initially made effective on May 27, 2015, being the date of the closing of the initial public offering of the Shares. The amendment and restatement of the Plan will be effective on the date (the “Effective Date”) upon which this Plan is approved by:
a.the Stock Exchange; and
b.the Shareholders, by the affirmative vote of a majority of the votes attached to the Shares, Multiple Voting Shares and the Founder Share entitled to vote, voting together as a single class, and represented and voted at an annual or special meeting of Shareholders held, among other things, to consider and approve this Plan.
Section 2.6     Tax Withholdings and Deductions
a.Notwithstanding any other provision contained herein, the exercise of each Option granted under this Plan is subject to the condition that if at any time the Corporation determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities is necessary or desirable in respect of such exercise, such exercise is not effective unless such withholding has been effected to the satisfaction of the Corporation. In such circumstances, the Corporation may require that a Participant pay to the Corporation, in addition to and in the same manner as the Exercise Price for the Shares, such amount as the Corporation is obliged to remit to the relevant taxing authority in respect of the exercise of the Option. Any such additional payment is due no later than the date as of which any amount with respect to the Option exercised first becomes includable in the gross income of the Participant for tax purposes. In addition, the Corporation or the relevant Affiliate, as applicable, shall be entitled to withhold from any amount payable to a Participant, either under this Plan or otherwise, such amounts as may be necessary so as to ensure that the Corporation or the relevant Affiliate is in compliance with all applicable withholding tax or other source deduction liabilities relating to the exercise of such Options.
b.It is the responsibility of the Participant to complete and file any tax returns which may be required within the periods specified in applicable laws as a result of the Participant’s participation in the Plan. Neither the Corporation nor any Affiliate shall be held responsible for any tax consequences to a Participant as a result of the Participant’s participation in the
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Plan and the Participant shall indemnify and save harmless the Corporation and its Affiliates from and against any and all loss, liability, damage, penalty or expense (including legal expense), which may be asserted against the Corporation or its Affiliates or which the Corporation or its Affiliates may suffer or incur arising out of, resulting from, or relating in any manner whatsoever to any tax liability in connection therewith.
Section 2. 7     Non-Transferability
Except as set forth herein, Options are not transferable. Options may be exercised only by:
i.the Participant to whom the Options were granted;
ii.upon the Participant’s death, by the legal representative of the Participant’s estate or other duly authorized legal representative; or
iii.upon the Participant’s Incapacity, the legal representative having authority to deal with the property of the Participant;
provided that any such legal representative shall first deliver evidence satisfactory to the Corporation of entitlement to exercise any Option. A person exercising an Option may subscribe for Shares only in the person’s own name or in the person’s capacity as a legal representative.
Section 2.8     Participation in this Plan
a.No Participant has any claim or right to be granted an Option (including, without limitation, an Option granted in substitution for any Option that has Expired pursuant to the terms of this Plan), and the granting of any Option does not and is not to be construed as giving a Participant a right to continued employment or to remain a Consultant, director, officer or employee, as the case may be, of the Corporation or an Affiliate of the Corporation. Nothing contained in this Plan or in any Option granted under this Plan shall interfere in any way with the rights of the Corporation or an Affiliate of the Corporation in connection with the employment, engagement or termination of any such person.
b.No Participant or Participant’s legal representative has any rights or privileges as a shareholder in respect of Options or Shares that are issuable upon the exercise of an Option pursuant to the terms of this Plan until an Option has been duly exercised and Shares have been issued in respect thereof to such Participant or Participant’s legal representative.
c.The Corporation makes no representation or warranty as to the future market value of the Shares or with respect to any income tax matters affecting the Participant resulting from the grant or exercise of an Option or transactions in the Shares. With respect to any fluctuations in the market price of Shares, neither the Corporation, nor any of its directors, officers, employees, shareholders or agents shall be liable for anything done or omitted to be done by such person or any other person with respect to the price, time, quantity or other conditions and circumstances of the issuance of Shares hereunder, or in any other manner related to the Plan. For greater certainty, no amount will be paid to, or in respect of, a
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Participant under the Plan or pursuant to any other arrangement, and no additional Options will be granted to such Participant to compensate for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose. The Corporation does not assume responsibility for the income or other tax consequences resulting to the Participant as a result of the Participant’s participation in the Plan, and they are advised to consult with their own tax advisors.
d.Participation in the Plan or the grant of Options on a particular basis in any year does not create any right to or expectation of participation in the Plan or the grant of Options on the same basis, or at all, in any future year. No Participant will have a claim for compensation or damages in lieu of not receiving a grant of Options.
e.The terms of the Plan do not entitle the Eligible Person to the exercise of any discretion in his or her favour.
f.No Eligible Person has any right to compensation or damages for any loss in relation to the Plan, including any loss in relation to:
i.the circumstances described in Section 2.8(c) above;
ii.any loss or reduction of rights or expectations under the Plan in any circumstances (including any termination of employment or engagement, regardless of whether such termination is with or without advance notice, lawful or unlawful, or with or without Cause, and including any Change in Status);
iii.any exercise of a discretion or decision taken in relation to Options or to the Plan, or any failure to exercise a discretion or take a decision; or
iv.the operation, suspension, termination or amendment of the Plan.
Section 2.9     Notice
Any notice required to be given pursuant to the Plan or relating to the Options, including the exercise thereof, must be in writing. All notices to the Corporation or any Affiliate must be delivered personally, by electronic notice through the online platform provided by the Corporation’s equity plan manager, by prepaid registered mail or by email and must be addressed to the secretary of the Corporation. All notices to the Participant will be addressed to the principal address of the Participant on file with the Corporation and will be delivered personally, by electronic notice through the online platform provided by the Corporation’s equity plan manager, by prepaid registered mail or by email. Either the Corporation or the Participant may designate a different address by written notice to the other. Such notices are deemed to be received: (i) if delivered personally, on the date of delivery; (ii) if sent by prepaid, registered mail, on the fifth Business Day following the date of mailing; or (iii) if sent by email, or through the online platform provided by the Corporation’s equity plan manager, when the notice is sent. Any notice given by either the Participant or the Corporation is not binding on the recipient thereof until received.
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Section 2.10     Right to Issue Other Shares
The Corporation shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, issuing further Shares or Multiple Voting Shares, repurchasing Shares or Multiple Voting Shares or varying or amending its share capital or corporate structure.
Section 2.11     Quotation of Shares
So long as the Shares are listed on a Stock Exchange, the Corporation must apply to the Stock Exchange for the listing or quotation, as applicable, of the Shares issued upon the exercise of all Options granted under the Plan, however, the Corporation cannot guarantee that such Shares will be listed or quoted on the Stock Exchange or any other stock exchange.
Section 2.12     No Fractional Shares
No fractional Shares shall be issued upon the exercise of any Option granted under the Plan and, accordingly, if a Participant would become entitled to a fractional Share upon the exercise of an Option, or from an adjustment permitted by the terms of this Plan, such Participant shall only have the right to purchase the next lowest whole number of Shares, and no payment or other adjustment will be made with respect to the fractional interest so disregarded.
Section 2.13     Governing Law
The Plan shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.
Section 2.14     Limits with Respect to Insiders
a.The maximum number of Shares and Multiple Voting Shares issuable to Insiders at any time pursuant to the exercise of Options granted under this Plan, options granted under the Legacy Option Plan and any other Share Compensation Arrangement, shall not exceed ten percent (10%) of the Shares and Multiple Voting Shares issued and outstanding from time to time (calculated on a non-diluted basis).
b.The maximum number of Shares and Multiple Voting Shares issued to Insiders within any one year period pursuant to the exercise of Options granted under this Plan, options granted under the Legacy Option Plan and any other Share Compensation Arrangement, shall not exceed ten percent (10%) of the Shares and Multiple Voting Shares issued and outstanding from time to time (calculated on a non-diluted basis).
c.Any Option granted to a Participant pursuant to the Plan, or securities issued to a Participant under the Legacy Option Plan and any other Share Compensation Arrangement, prior to the Participant becoming an Insider, shall be excluded for the purposes of the limits set out in Section 2.14(a) and Section 2.14(b) above.
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ARTICLE 3
OPTIONS
Section 3.1     Grant
a.Subject to the provisions of this Plan, the Board may grant Options to any Eligible Person upon the terms, conditions and limitations set forth herein or such other terms, conditions and limitations as the Board may determine and set forth in the Grant Agreement; provided that no Option in respect of which Shareholder approval is required under the rules of the Stock Exchange is granted until the time that such grant has been approved by the Shareholders.
b.An Option shall be evidenced by a Grant Agreement, signed on behalf of the Corporation.
c.The grant of an Option to, or the exercise of an Option by, a Participant under the Plan shall neither entitle such Participant to receive nor preclude such Participant from receiving subsequently granted Options.
d.A Grant Agreement may provide, or the grant of an Option may otherwise be accompanied by, a Designation to the extent required by applicable law or deemed prudent or advisable by the Corporation, it is sole discretion.
Section 3.2     Exercise Price
An Option may be exercised at a price that shall be fixed by the Board at the time that the Option is granted, but in no event shall it be less than the Fair Market Value of the Shares on the Date of Grant (the “Exercise Price”). The Exercise Price shall be subject to adjustment in accordance with the provisions of Section 2.2(c) hereof.
Section 3.3    Vesting
a.Subject to Sections 3.3(b) through (d) below, all Options granted hereunder shall vest in accordance with the terms of the Grant Agreement entered into in respect of such Options; provided however that Options will not vest if the Participant is not in Active Employment or in Active Engagement with the Corporation or an Affiliate of the Corporation on the Vesting Date for such Options. The Board has the right to accelerate the date upon which any Option becomes exercisable notwithstanding the vesting schedule set forth for such Option, regardless of any adverse or potentially adverse tax consequences resulting from such acceleration.
b.Notwithstanding any other provision of the Plan, unless otherwise approved by the Board or required by applicable legislation, the vesting of any Options granted hereunder shall be suspended with effect from the first day of the absence that constitutes an Authorized Leave. Upon a Participant’s Authorized Leave Return Date, (i) the vesting of such Options shall recommence on the first Vesting Date that follows the end of the Authorized Leave Extended Vesting Period; provided, however, that if there are no scheduled Vesting Dates
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for the Grant Agreement following the end of the Authorized Leave Extended Vesting Period, vesting shall recommence on the Corporation’s first scheduled Vesting Date that occurs after the end of the Authorized Leave Extended Vesting Period, and (ii) the overall vesting period of such Options shall continue and be extended by a period equal to the Authorized Leave Extended Vesting Period, provided that vesting will not extend past the Outside Vesting Date. During that portion of the overall vesting period of such Options that is extended by a period equal to the Authorized Leave Extended Vesting Period, vesting will occur at the same frequency and at the same percentage as reflected in the Grant Agreement, provided that vesting will not extend past the Outside Vesting Date.
c.Notwithstanding Section 3.3(b), upon a Participant’s (who is an employee) Authorized Leave Return Date in respect of an Authorized Leave that was a statutory leave or a disability leave, the percentage of Options that vest on each Vesting Date that follows the end of the Authorized Leave Extended Vesting Period shall be accelerated to twice the percentage as provided for in the Participant’s Grant Agreement, provided that (x) the acceleration of vesting shall cease when and if the Participant holds vested Options in accordance with the original schedule of Vesting Dates provided for in the Participant’s Grant Agreement (that is, as of the first date that the Participant’s vested Options equal or exceed the Options that would have vested had the Authorized Leave not occurred), and (y) the foregoing acceleration shall not apply if, on the first Vesting Date that follows the end of the Authorized Leave Extended Vesting Period, the number of Options that vest on such date in the absence of acceleration equals or exceeds the Options that would have vested on such date had the Authorized Leave not occurred, and provided further that, in each case, vesting will not extend past the Outside Vesting Date.
d.For certainty, the treatment of Options upon return from Authorized Leave as described in this Section 3.3 including the acceleration provided for herein (if applicable) or the extension of the overall vesting period of such Options by a period equal to an Authorized Leave Extended Vesting Period may not be sufficient to allow for full vesting of all Options granted under a Participant’s Grant Agreement, and for certainty, nothing contained herein shall limit the ability of the Corporation or an Affiliate to terminate the employment or engagement of a Participant during the period of Authorized Leave or limit the effect of Section 4.3 of the Plan upon the termination of any Participant’s employment or engagement. For certainty, unless otherwise approved by the Board or in the case of an employee, required by the minimum applicable requirements of the employment standards legislation no additional grant of Options will be made to an employee or Consultant while they are on an Authorized Leave and no employee or Consultant will have any claim for compensation or damages in lieu of not having received an additional grant.
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ARTICLE 4
EXERCISE & EXPIRY
Section 4.1     Conditions of Exercise
a.Vested Options may only be exercised during the Exercise Period by the Participant or upon the Participant’s death or Incapacity, his or her legal representative (provided that such legal representative shall first deliver evidence satisfactory to the Corporation of entitlement to exercise such vested Options). Subject to the restrictions set out in this Plan and to any alternative exercise procedure which may be established from time to time by the Board, Options to acquire Shares may be exercised by delivering to the Corporation an Exercise Notice, together with a bank draft, certified cheque or other form of payment acceptable to the Corporation in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of the Options and, if required by Section 2.6, the amount necessary to satisfy any source deductions or withholding taxes and any applicable settlement fees.
b.Pursuant to the Exercise Notice, a Participant may choose to undertake a “cashless exercise” with the assistance of a broker in order to facilitate the exercise of such Participant’s Options. The “cashless exercise” procedure may include a sale of such number of Shares as is necessary to raise an amount equal to the aggregate Exercise Price for all Options being exercised by that Participant under an Exercise Notice. Pursuant to the Exercise Notice, the Participant may authorize the broker to sell Shares on the open market by means of a short sale and forward the proceeds of such short sale to the Corporation to satisfy the Exercise Price, promptly following which the Corporation shall issue the Shares underlying the number of Options as provided for in the Exercise Notice. The Participant shall also comply with Section 2.6 of this Plan with regards to any applicable withholding tax and any applicable settlement fees, and shall comply with all such other procedures and policies as the Corporation may prescribe or determine to be necessary or advisable from time to time in connection with such “cashless exercise.”
c.In addition, in lieu of exercising any vested Option in the manner elsewhere described in this Article 4, and pursuant to the terms of this Section 4.1(c), a Participant may, by surrendering an Option (“Surrender”) with a properly endorsed notice of Surrender to the Secretary of the Corporation, substantially in the form of Exhibit “C” hereto (a “Surrender Notice”), elect to receive that number of Shares calculated using the following formula, after deduction of any income tax and other amounts required by law to be withheld pursuant to Section 2.6 and any applicable settlement fees:
X = Y * (A-B) / A
Where:
X = the number of Shares to be issued to the Participant
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Y = the number of Shares underlying the Options to be Surrendered
A = the Fair Market Value of the Shares as at the date of the Surrender
B = the Exercise Price of such Options
provided, however, that a Surrender Notice need not be substantially in the form attached hereto as Exhibit “C” hereto to the extent necessary to reflect compliance with applicable laws in the jurisdiction or jurisdictions in which the Participant is employed or engaged or any other jurisdiction with taxing authority in respect of the Participant.
d.Where Shares are to be issued to the Participant pursuant to the terms of this Section 4.1, as soon as practicable following the receipt of the Exercise Notice and, if Options are exercised only in accordance with the terms of Section 4.1(a), the required bank draft, certified cheque or other acceptable form of payment, the Corporation shall duly issue such Shares to the Participant as fully paid and non-assessable.
Section 4.2     Exercise Period
a.The Exercise Period shall be determined by the Board in its sole and absolute discretion at the time the Option is granted, and unless otherwise provided in the Participant’s Grant Agreement:
i.each Option shall Expire ten (10) years after the Date of Grant;
ii.the Exercise Period shall be automatically reduced or the Expiry Date postponed in accordance with this Article 4 upon the occurrence of any of the events referred to therein; and
iii.no Option in respect of which Shareholder approval is required under the rules of the Stock Exchange shall be exercisable until the time that such Option has been approved by the Shareholders.
b.Notwithstanding any other provision of the Plan, if the Expiry Date of an Option falls on a date upon which such Participant is prohibited from exercising such Option due to a black-out period or other trading restriction imposed by the Corporation, then the Expiry Date of such Option shall be automatically extended to the tenth (10th) Business Day following the date the relevant black-out period or other trading restriction imposed by the Corporation is lifted, terminated or removed; provided, however, that notwithstanding the foregoing, the Expiry Date of an Option shall in no case extend beyond the tenth (10th) anniversary of the date on which it is granted.
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Section 4.3     Termination
a.Subject to Section 4.2, and unless otherwise provided in the Participant’s Grant Agreement or approved by the Board in its sole discretion:
i.if, at any time, a Participant ceases to be an employee of the Corporation or an Affiliate as a result of the Participant’s retirement with the concurrence of the Board, any Options granted to such Participant and vested as of the Termination Date shall remain exercisable by such Participant until the earlier of: (i) the third anniversary of the Termination Date, and (ii) the expiration of such vested Options in accordance with their terms, after which such Options Expire. All Options of such Participant that have not vested as of the Termination Date shall Expire on the Termination Date and be of no further force or effect and such Participant shall no longer be eligible for a grant of Options or compensation or damages in respect of such Options or for not having received a further grant of Options;
ii.if, at any time, a Participant ceases to be an employee of the Corporation or an Affiliate as a result of the Participant’s death or Incapacity, any Options granted to such Participant and vested as of the Termination Date shall remain exercisable by such Participant (or, in accordance with Section 2.7, the Participant’s legal representative) until the earlier of: (i) one year following the Termination Date, and (ii) the expiration of such vested Options in accordance with their terms, after which such Options Expire. All Options of such Participant that have not vested as of the Termination Date shall Expire on the Termination Date and be of no further force or effect and neither the Participant nor the Participant’s legal representative shall be eligible for a grant of Options or compensation or damages in respect of such Options or for not having received a further grant of Options;
iii.if, at any time, a Participant ceases to be an employee of the Corporation or an Affiliate as a result of the Participant’s termination for Cause, then all Options granted to such Participant, whether vested or unvested, shall Expire on the Termination Date and be of no further force or effect and such Participant shall no longer be eligible for a grant of Options or compensation or damages in respect of such Options or for not having received a further grant of Options;
iv.if, at any time, a Participant ceases to be an employee of the Corporation or an Affiliate as a result of the Participant’s resignation, then any Options granted to such Participant and vested as of the Termination Date shall remain exercisable by such Participant until the earlier of: (i) the third anniversary of the Termination Date, and (ii) the expiration of such vested Options in accordance with their terms, after which such Options Expire. All Options granted to such Participant that have not vested as of the Termination Date shall Expire on the Termination Date and be of no further force or effect and such Participant shall no longer be eligible for a grant of Options or compensation or damages in respect of such Options or for not having received a further grant of Options;
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v.if, at any time, a Participant ceases to be an employee of the Corporation or an Affiliate as a result of the Participant’s dismissal without Cause, any Options granted to such Participant and vested as of the Termination Date shall remain exercisable by such Participant until the earlier of: (i) the third anniversary of the Termination Date, and (ii) the expiration of such vested Options in accordance with their terms, after which such Options Expire. All Options that have not vested as of the Termination Date of such Participant shall Expire on the Termination Date (for certainty, without regard to any period of non-statutory reasonable or contractual notice that the Corporation or an Affiliate may be required at law or pursuant to a contract to provide to the Participant) and such Participant shall no longer be eligible for a grant of Options or compensation or damages in respect of such Options or for not having received a further grant of Options;
vi.where, in the case of a Consultant, the Participant’s consulting agreement or arrangement terminates by reason of: (i) non-renewal or expiration of the Participant’s consulting agreement in accordance with its terms; (ii) termination by the Corporation or an Affiliate for any reason whatsoever other than for material breach of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in the Participant’s consulting agreement or arrangement); or (iii) voluntary termination by the Participant, then any Options held by the Participant that are exercisable at the Termination Date continue to be exercisable by the Participant until the earlier of: (A) the third anniversary of the Termination Date; and (B) the date on which the particular Options Expire in accordance with their terms, after which such Options Expire. All Options of such Participant that have not vested as of the Termination Date shall Expire on the Termination Date and such Participant shall no longer be eligible for a grant of Options or compensation or damages in respect of such Options or for not having received a further grant of Options;
vii.where, in the case of a Consultant, the Participant’s consulting agreement or arrangement terminates by reason of the death or Incapacity of the Participant, then any Options held by the Participant that are exercisable at the date of the death or Incapacity of the Participant continue to be exercisable by the Participant (or, in accordance with Section 2.7, the Participant’s legal representative) until the earlier of: (A) the date that is one year from the date of the death or Incapacity of the Participant; and (B) the date on which the particular Options Expire in accordance with their terms, after which such Options Expire. All Options of such Participant that have not vested as of the date of death or Incapacity shall Expire on the Termination Date and be of no further force or effect and neither such Participant nor the Participant’s legal representative shall be eligible for a grant of Options or compensation or damages in respect of such Options or for not having received a further grant of Options;
viii.where, in the case of a Consultant, the Participant’s consulting agreement or arrangement is terminated by the Corporation or an Affiliate for material breach of
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the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in the Participant’s consulting agreement or arrangement), then all Options granted to such Participant, whether vested or unvested, shall Expire on the Termination Date and be of no further force or effect and such Participant shall no longer be eligible for a grant of Options or damages in respect of such Options or for not having received a further grant of Options;
ix.if, at any time, a Participant ceases to be a director or member of an advisory board of the Corporation or an Affiliate (and is not or does not continue as an employee or Consultant of the Corporation or an Affiliate) for a reason other than the death or Incapacity of the Participant, the Options granted to such Participant and vested as of the Termination Date may be exercised by such Participant until the earlier of: (i) the third anniversary of the Termination Date, and (ii) the expiration of such vested Options in accordance with their terms, after which such Options Expire. As of the Termination Date, the unvested Options granted to such Participant shall Expire and be of no further force or effect and such Participant shall no longer be eligible for a grant of Options or damages in lieu of further vesting of for not having received a further grant of Options;
x.if, at any time, a Participant ceases to be a director or member of an advisory board of the Corporation or a subsidiary (and is not or does not continue as an employee of the Corporation or a subsidiary) as a result of the Participant’s death or Incapacity, any Options granted to such Participant and vested as of the Termination Date shall remain exercisable by such Participant (or, in accordance with Section 2.7, the Participant’s legal representative) until the earlier of: (i) the date that is one year from the date of the death or Incapacity of the Participant; and (ii) the expiration of such vested Options in accordance with their terms, after which such Options Expire. As of the Termination Date, the unvested Options granted to such Participant shall Expire and be of no further force or effect and such Participant shall no longer be eligible for a grant of Options or damages in lieu of further vesting of for not having received a further grant of Options; and
xi.for greater certainty, if a Participant changes his or her status with the Corporation (or any of its Affiliates) and, despite such change, does not experience a Change in Status and remains an Eligible Person in Active Employment or Active Engagement, any unvested Options granted to such Participant shall not Expire but shall continue vesting in accordance with their terms, and Section 4.3(a)(i) through (x) will, as applicable, apply to such Participant according to the status such Participant held when the Participant ceases to be an Eligible Person in Active Employment or Active Engagement.
b.Notwithstanding any other provisions of this Section 4.3, the Board may in its absolute and sole discretion, extend the period during which vested and unvested Options of a Participant who ceases to be an employee, Consultant, officer or director of the Corporation
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or an Affiliate may be exercised (beyond the dates set out above), provided that such period is not later than the initial assigned maximum expiry date of any such Option.
c.For purposes of the foregoing:
“Incapacity” means the permanent and total incapacity of a Participant as determined by a licensed physician; and
“Termination Date” means the date on which a Participant ceases to be an Eligible Person as a result of termination of employment or retention with the Corporation or an Affiliate for any reason, including death, retirement, resignation or termination with Cause, without Cause, constructive dismissal or as a result of Incapacity. For purposes of this definition and the Plan, a Participant’s employment or retention with the Corporation or an Affiliate shall be considered to have terminated on the last day of the Participant’s Active Employment or Active Engagement with the Corporation or an Affiliate as the case may be, whether such day is selected by agreement with the Participant, or unilaterally by the Participant or the Corporation or Affiliate, and whether with or without advance notice to the Participant and regardless of whether the termination of the Participant’s employment was lawful or unlawful.
Section 4.4     Change of Control
a.Notwithstanding anything else in this Plan or any Grant Agreement, the Board has the right to provide for the conversion or exchange of any outstanding Options into or for options, rights or other securities in any entity participating in or resulting from a Change of Control, provided that the value of previously granted Options and the rights of Participants are not materially adversely affected by any such changes.
b.Upon the Corporation entering into an agreement relating to a transaction which, if completed, would result in a Change of Control, or otherwise becoming aware of a pending Change of Control, the Corporation shall give written notice of the proposed Change of Control to the Option holders, together with a description of the effect of such Change of Control on outstanding Options, not less than seven (7) days prior to the closing of the transaction resulting in the Change of Control.
c.The Board may, in its sole discretion, accelerate the vesting and/or the expiry date of any or all outstanding Options to provide that, notwithstanding the vesting provisions of such Options or any Grant Agreement, such designated outstanding Options shall be fully vested and conditionally exercisable upon (or prior to) the completion of the Change of Control provided that the Board shall not, in any case, authorize the exercise of Options pursuant to this Section 4.4(c) beyond the expiry date of the Options. If the Board elects to accelerate the vesting and/or the expiry date of the Options, then if any of such Options are not exercised within seven (7) days after the Option holders are given the notice contemplated in Section 4.4(b) (or such later expiry date as the Board may prescribe), such unexercised Options shall, unless the Board otherwise determines, terminate and Expire following the completion of the proposed Change of Control. If, for any reason, the Change of Control does not occur within the contemplated time period, the acceleration of the vesting and the
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expiry date of the Options shall be retracted and vesting shall instead revert to the manner provided in the Grant Agreement.
d.To the extent that the Change of Control would also result in a capital reorganization, arrangement, amalgamation or reclassification of the share capital of the Corporation and the Board does not accelerate the vesting and/or the expiry date of Options pursuant to Section 4.4(c), the Corporation shall make adequate provisions to ensure that, upon completion of the proposed Change of Control, the number and kind of shares subject to outstanding Options and/or the Exercise Price per share of Options shall be appropriately adjusted (including by substituting the Options for options to acquire securities in any successor entity to the Corporation) in such manner as the Board considers equitable to prevent substantial dilution or enlargement of the rights granted to Option holders in a manner that ensures the tax-free exchange of the Options under applicable tax laws, where such laws provide for tax-free exchanges of Options. The Board may make changes to the terms of the Options or the Plan to the extent necessary or desirable to comply with any rules, regulations or policies of any stock exchange on which any securities of the Corporation may be listed, provided that the value of previously granted Options and the rights of Option holders are not materially adversely affected by any such changes.
e.Notwithstanding anything else to the contrary herein, in the event of a potential Change of Control, the Board shall have the power, in its sole discretion, to modify the terms of this Plan and/or the Options (including, for greater certainty, to cause the vesting of all unvested Options) to assist the Participants to tender into a take-over bid or other transaction leading to a Change of Control. For greater certainty, in the event of a take-over bid or other transaction leading to a Change of Control, the Board shall have the power, in its sole discretion, to permit Participants to conditionally exercise their Options, such conditional exercise to be conditional upon the take-up by such offeror of the Shares or other securities tendered to such take-over bid in accordance with the terms of such take-over bid (or the effectiveness of such other transaction leading to a Change of Control). If, however, the potential Change of Control referred to in this Section 4.4(e) is not completed within the time specified therein (as the same may be extended), then notwithstanding this Section 4.4(e) or the definition of “Change of Control”: (i) any conditional exercise of vested Options shall be deemed to be null, void and of no effect, and such conditionally exercised Options shall for all purposes be deemed not to have been exercised, (ii) Shares which were issued pursuant to exercise of options which vested pursuant to this Section 4.4 shall be returned by the Participant to the Corporation and reinstated as authorized but unissued Shares, and (iii) the original terms applicable to Options which vested pursuant to this Section 4.4 shall be reinstated.
Section 4.5     Change in Status
Notwithstanding anything else in this Plan or any Grant Agreement, upon a Change in Status, the Corporation may, in its sole discretion, and as of an effective date determined by the Corporation in its sole discretion, cause all or a portion of the unvested Options granted to such Participant to expire and be of no further force or effect.
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ARTICLE 5
BOARD APPROVAL
Section 5.1    Adoption
This Plan was initially adopted by the Board on May 5, 2015, amended and restated by the Board on April 18, 2018, further amended and restated by the Board on April 13, 2021 and as further amended and restated by the Board on ●, 2024.
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APPENDIX 1
US RESIDENT EMPLOYEES
The terms of the Plan are hereby modified with respect to those Participants who are U.S. Participants:
SPECIAL APPENDIX
to the
Shopify Inc.
Stock Option Plan
Special Provisions Applicable to Participants Subject to
the United States Internal Revenue Code
This Appendix sets forth special provisions of the Shopify Inc. Stock Option Plan (the “Plan”) that apply to U.S. Participants. All Options issued under the Plan to U.S. Participants are intended to comply with or be exempt from Section 409A of the Code, or any successor thereto, and all provisions hereunder shall be read, interpreted, and applied with that purpose in mind. Terms used herein that are defined in the Plan shall have the meanings set forth in the Plan, as amended from time to time.
1.Interpretation
a.For the purposes of this Appendix, the following terms have the following meanings:
i.“Code” means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder;
ii.“Incentive Stock Option” means any Option granted under the Plan which is designated in the Grant Agreement (at the time it is granted) as an incentive stock option within the meaning of Section 422 of the Code or any successor thereto and satisfies the requirements of such section;
iii.“Non-Qualified Option” means any Option granted under the Plan to a U.S. Participant which is not an Incentive Stock Option;
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iv.“Ten Percent Shareholder” means a U.S. Participant who owns (or is deemed to own pursuant to Section 424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Corporation or any subsidiary of the Corporation, as applicable (determined in accordance with Section 422 of the Code);
v.“Separation From Service” shall have the meaning as set forth in United States Treasury Regulation Section 1.409A-1(h) (after giving effect to the presumptions contained therein); and
vi.“U.S. Participant” shall have the meaning set forth in Section 2(a), below.
b.The Plan and this Appendix are complementary to each other and shall, with respect to Options granted to U.S. Participants, be read and deemed as one. In the event of any contradiction, whether explicit or implied, between the provisions of this Appendix and the Plan, the provisions of this Appendix shall prevail with respect to Options granted to U.S. Participants. Options may be granted under this Appendix either as Incentive Stock Options or as Non-Qualified Options, subject to any applicable restrictions or limitations as provided under applicable law.
2.Application
a.The following special rules and limitations are applicable to Options issued under the Plan to Participants subject to taxation in the United States (referred to hereunder as “U.S. Participants”) at the time of grant.
b.Incentive Stock Options may be granted with respect to a maximum of 2,500,000 Shares.
c.To the extent that the aggregate Fair Market Value (determined as of the time the Option is granted) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the U.S. Participant under all Share Compensation Arrangements of the Corporation and/or its Affiliates (if applicable) exceeds US$100,000 during any calendar year, the Options or portions thereof that exceed such limit (according to the order in which they are granted) shall be treated as Non-Qualified Options in accordance with Section 422(d) of the Code or any successor thereto, notwithstanding any contrary provision of the Plan and/or Grant Agreement.
d.No U.S. Participant shall be permitted to defer the recognition of income beyond the exercise date of a Non-Qualified Option or beyond the date that the Shares received upon the exercise of an Incentive Stock Option are sold.
e.Each U.S. Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Participant in connection with the Plan (including any taxes and penalties under Section 409A), and neither the Corporation nor any Affiliate of the Corporation shall have any obligation to pay, indemnify or otherwise hold such U.S. Participant (or any beneficiary) harmless from any
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or all of such taxes or penalties. None of the Corporation nor any Affiliate of the Corporation makes any representation regarding the tax treatment of any award under the Plan, including, with limitation, Sections 422 and 409A. None of the Corporation nor any Affiliate of the Corporation nor any person acting on behalf of them, shall be liable to any Participant or to the estate or beneficiary of any Participant by reason of any acceleration of income, or any additional tax, asserted by reason of the failure of an award hereunder to satisfy the requirements of Section 409A.
f.The Corporation and its Affiliates, if applicable, shall withhold taxes according to the requirements of applicable laws, rules, and regulations, including the withholding of taxes at source to satisfy any applicable federal, provincial, state, or local tax withholding obligation and employment taxes.
g.Each recipient of an Option hereunder who is or who becomes a U.S. Participant is advised to consult with his or her personal tax advisor with respect to the tax consequences under federal, state, local and other tax laws of the receipt and/or exercise of an Option hereunder.
h.Without derogating from the powers and authorities of the Board detailed in the Plan, and unless specifically required under applicable law, the Board shall also have the sole and full discretion and authority to administer the provisions of this Appendix and all actions related thereto including, in addition to any powers and authorities specified in the Plan, the performance, from time to time and at any time, of either or both of the following:
i.deciding whether to issue Options as Incentive Stock Options or as Non-Qualified Options; and
ii.adopting standard forms of Grant Agreements to be applied with respect to U.S. Participants, incorporating and reflecting, inter alia, relevant provisions regarding the grant of Options in accordance with this Appendix, and amending or modifying the terms of such standard forms from time to time.
3.Exercise Price
The Exercise Price of each Option granted under the Plan to a U.S. Participant shall not be less than the Fair Market Value of a Share on the date such Option is granted. Notwithstanding any other provision of the Plan, in determining the Fair Market Value of a Share under the Plan in connection with the grant of an Option to a U.S. Participant, the Board will make the determination of Fair Market Value in good faith consistent with the rules of Sections 422 and 409A of the Code and the rules of the TSX, to the extent applicable.
4.Expiry of Option/Trading Blackouts
Notwithstanding any other provision of the Plan and any provisions of the Grant Agreement to the contrary, Options granted to U.S. Participants may not be exercised under any circumstance following the ten (10) year anniversary of the date of grant.
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5.Disqualifying Disposition
Without limiting the generality of the foregoing, if a U.S. Participant sells or otherwise disposes of any of the Shares acquired pursuant to an Incentive Stock Option on or before the later of (x) the date two years after the date the Option is granted, or (y) the date one year after the transfer of such Shares to the U.S. Participant upon exercise of the Incentive Stock Option, the U.S. Participant shall notify the Corporation in writing within 30 days after the date of any such disposition (“Disqualifying Disposition”) and shall remit to the Corporation or its Affiliate, as applicable, the amount of any applicable federal, state, provincial and local withholding and employment taxes which the Corporation is required to collect (if any).
6.Adjustments to Options
In the event of a corporate transaction requiring the adjustment of an Option held by a U.S. Participant, the number of Shares deliverable on the exercise of an Option held by a U.S. Participant and the Exercise Price of an Option held by a U.S. Participant shall be adjusted in a manner intended to keep the Options exempt from Section 409A, and to comply with Section 422, if applicable in the case of an Incentive Stock Option.
7.Amendment of Appendix
The Board shall retain the power and authority to amend or modify this Appendix and any Option issued hereunder to the extent the Board in its sole discretion deems necessary or advisable to comply with law or regulation, including to (a) comply with any guidance issued under Sections 409A and 422, and (b) preserve the intended tax treatment of any awards hereunder. Such amendments may be made without the approval of any U.S. Participant.
8.Ten Percent Shareholders
a.If any U.S. Participant to whom an Incentive Stock Option is to be granted under this Plan is, at the time of the grant of such Option, a Ten Percent Shareholder, then the following special provisions shall apply:
i.the per share price at which Shares may be purchased upon the exercise of an Incentive Stock Option shall be no less 110% of the Fair Market Value of a Share at such time as the Option is granted (as determined under the applicable provisions of the Code), and
ii.the maximum term of the Option shall not exceed five (5) years from the date the Option is granted.
b.Subject to the provisions of this Section 8 regarding Ten Percent Shareholders, no Incentive Stock Option may be granted hereunder to a U.S. Participant following the expiry of ten (10) years after the date on which this Plan is adopted by the Board.
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SCHEDULE “A”
SHOPIFY INC.
STOCK OPTION GRANT AGREEMENT
This agreement (the “Grant Agreement”) evidences the Options granted by Shopify Inc. (the “Corporation”) to the undersigned (the “Participant”), pursuant to and subject to the terms of the Shopify Inc. Third Amended and Restated Stock Option Plan (the “Plan”), which is incorporated herein by reference. The Exhibits attached to this Stock Option Grant Agreement shall form an integral part of this Stock Option Grant Agreement.
The Corporation hereby grants to the Participant on the Date of Grant such number of Options as set forth in the attached Exhibit “A”, as may be amended from time to time, with each Option representing the right to purchase, on the terms provided herein and in the Plan (including, without limitations, the applicable exercise provisions), a Share with an Exercise Price per Share as set forth in the attached Exhibit “A”, as may be amended from time to time, in each case subject to adjustment in accordance with the provisions of the Plan.
ARTICLE 1
INTERPRETATION
(a)Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Plan.
(b)Words importing the singular shall include the plural and vice versa and words importing any gender include any other gender.
(c)Unless otherwise specified herein, all references to money amounts are to United States currency.
(d)The words “including” and “includes” mean “including (or includes) without limitation”.
ARTICLE 2
VESTING
Section 2.1    Options
Unless earlier terminated, relinquished or expired, Options granted pursuant to this Grant Agreement shall vest in accordance with the provisions set forth in the attached Exhibit “A”, as may be amended from time to time, provided that the Participant continue to be in Active Employment or Active Engagement with the Corporation or an Affiliate of the Corporation
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through each Vesting Date and subject to the provisions of the Plan providing for suspension of vesting during an Authorized Leave.
ARTICLE 3
GENERAL PROVISIONS
Section 3.1    Participation in the Plan
No Participant has any claim or right to be granted an Option (including, without limitation, an Option granted in substitution for any Option that has Expired pursuant to the terms of this Plan), and the granting of any Option is not to be construed as giving a Participant a right to continued employment or to remain a Consultant, director, officer or employee, as the case may be, of the Corporation or an Affiliate of the Corporation. Nothing contained in this Grant Agreement or the Plan shall interfere in any way with the rights of the Corporation or an Affiliate of the Corporation in connection with the employment or termination of any such person. Upon any such termination, a Participant’s rights to exercise Options will be subject to restrictions and time limits for the exercise of Options. The details of such restrictions are set out in the Plan, and in particular in Article 4 thereof (except to the extent that such provisions are varied in accordance with Exhibit “A” hereto). The Participant hereby agrees that any rule, regulation or determination, including the interpretation by the Board of the Plan, with respect to the Options granted hereunder and the exercise thereof, is final and conclusive for all purposes and binding on all persons including the Corporation and the Participant.
Section 3.2     Binding Agreement
The exercise of the Options granted hereby, issuance of Shares and ownership of the Shares are subject to the terms and conditions of the Plan (all of which are incorporated into and form part of this Grant Agreement) and this Grant Agreement. This Agreement shall inure to the benefit of and be binding upon the parties and their respective successors (including any successor by reason of amalgamation of any party) and permitted assigns.
Section 3.3    Taxes and Fees
(a)The exercise of each Option is subject to the condition that if at any time the Corporation or its Affiliates determine, in their discretion, that the satisfaction of withholding tax or other withholding liabilities and any applicable settlement fees is necessary or desirable in respect of such exercise, such exercise is not effective unless such withholding has been effected to the satisfaction of the Corporation.
(b)It is the responsibility of the Participant to complete and file any tax returns which may be required within the periods specified in applicable laws as a result of the Participant’s participation in the Plan. Neither the Corporation nor any Affiliate shall be held responsible for any tax consequences to a Participant as a result of the Participant’s participation in the Plan and the Participant shall indemnify and save harmless the Corporation and its Affiliates from and against any and all loss, liability, damage, penalty or expense (including legal expense), which may be
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asserted against the Corporation or its Affiliates which the Corporation or its Affiliates may suffer or incur arising out of, resulting from, or relating in any manner whatsoever to any tax liability in connection therewith.
Section 3.4    Acknowledgement of Participant
By voluntarily accepting and executing this Grant Agreement, the Participant represents that:
(a)the Participant has not been induced to participate in the Plan by expectation of continued employment or engagement, as applicable, with the Corporation or its Affiliates;
(b)the Participant has received or has had the opportunity to receive independent legal advice in connection with the terms of the Plan and this Grant Agreement (including the consequences of the Participant’s cessation of employment or engagement as the case may be, and the consequences of the Participant taking an Authorized Leave, if applicable);
(c)the grant of Options does not create the right or expectation for any additional grants of Options under the Plan, even if the Participant has been repeatedly awarded grants of Options;
(d)the Participant understands that there is no promise of a particular monetary value associated with the vesting of such Options;
(e)Options do not form an integral part of the Participant’s compensation from employment or engagement, as applicable, and will not be counted for any purpose including relating to the calculation of any overtime, severance, bonuses or retirement income;
(f)in the event the Participant is not an employee, the grant of Options will not be interpreted to create an employment relationship with the Corporation or an Affiliate;
(g)the Participant has received a copy of the Plan and warrants that the terms of the Plan and this Grant Agreement are fair and reasonable and will not make a claim to the contrary; and
(h)the Participant has read the terms of the Plan and this Grant Agreement and agrees to the terms and conditions of the Plan and this Grant Agreement.
Section 3.5    Understanding the Consequences arising from an Authorized Leave and/or Termination of Employment/ Engagement or Change of Status
For absolute certainty, by accepting and executing this Grant Agreement, the Participant specifically acknowledges that the Participant has read and understood the terms set out in Section
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3.3 and Section 4.3 of the Plan and the associated definitions contained in the Plan and the Participant agrees that the Participant is not entitled to and will not make any claim for vesting of Options or damages or compensation in lieu thereof in respect of the period that follows the Termination Date or the Expiry Date, as the case may be. The Participant agrees that the Plan and this Grant Agreement fully displace any common law or civil law rights that the Participant may have with respect to the Options. The Participant also understands that should they be permitted to change status from full time to part time service, or should they experience a Change in Status, such change in status may impact the treatment of the Options granted hereunder. The foregoing shall apply, regardless of: (i) the reason for the termination of Participant’s employment or engagement; (ii) whether such termination is with or without advance notice, lawful or unlawful lawful, or with or without Cause; (iii) whether it is the Participant or the Corporation or one of its Affiliates that initiate the termination; and (iv) any fundamental changes, over time, to the terms and conditions applicable to the Participant’s employment or engagement.
Section 3.6    Shareholder Rights
A Participant shall have no rights whatsoever as a shareholder in respect of any of the Options.
Section 3.7    Transfer of Options
The Options granted pursuant to this Grant Agreement shall not be assignable or transferable by the Participant, except in accordance with the Plan.
Section 3.8    Notice
Any notice required or permitted to be given hereunder shall be given in accordance with, and subject to, the provisions of the Plan.
Section 3.9    Governing Law
This Grant Agreement shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.
Section 3.10    Compliance with Employment Standards Legislation
It is understood and agreed that all provisions of the Plan and the Grant Agreement are subject to all applicable minimum requirements of employment standards legislation and it is the intention of Corporation and its Affiliates to comply with all such minimum requirements. Accordingly, the Plan and the Grant Agreement shall: (i) not be interpreted as in any way waiving or contracting out of employment standards legislation; and (ii) be interpreted to achieve compliance with such legislation. In the event that the minimum applicable requirements of employment standards legislation provide the Participant with a superior right or entitlement upon termination of employment or otherwise (“Statutory Entitlements”) than provided for under the Plan and the Grant Agreement, the Participant shall be provided with the Participant’s minimum Statutory Entitlements in substitution for the Participant’s rights under the Plan and the Grant
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Agreement. There shall be no presumption of strict interpretation against Corporation or any of its Affiliates.
Section 3.11    French Language
To the extent the Participant is located in Quebec, the Participant hereby acknowledges having examined a French version of this Grant Agreement and hereby confirms their express wish to accept and be bound only by the English version of this Grant Agreement and to receive all other documents related to it, including notices, in the English language only and declare themselves satisfied with this. Je reconnais avoir pris connaissance de la version française de la présente convention et confirme par la présente ma volonté expresse de signer et d’être lié(e) par la présente convention en langue anglaise seulement et de recevoir tous les autres documents y afférents, y compris les avis, en langue anglaise seulement et m’en déclare satisfait.
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By acceptance of these Options, the undersigned acknowledges receipt of the Plan text and agrees hereby to be subject and bound to the terms of the Plan. The undersigned further acknowledges and agrees that the Participant’s abovementioned participation is voluntary and has not been induced by expectation of engagement, appointment, employment, continued engagement or continued employment, as the case may be.
SHOPIFY INC.
Per: ###SIGNATURE###
Authorized Signing Officer
NAME OF PARTICIPANT: ###PARTICIPANT_NAME###
Address:    ###HOME_ADDRESS###
Accepted and agreed to this ###ACCEPTANCE_DATE###
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EXHIBIT “A”
OPTION GRANT

Participant:	[•]
Number of Options	[•]
Exercise Price:	[•]
Date of Grant:	[•]
Vesting Schedule	[•]
Expiry Date	[•]
Type of Option	[Incentive Stock Option/Non-Qualified Option]
[“Non-qualified securities” under the Income Tax Act (Canada):
A portion of the Shares subject to your Options constitute “non-qualified securities” for Canadian income tax purposes. The Shares subject to your Options that are “non-qualified securities” are as follows:

“vesting year” of Option	Shares that are “non-qualified securities”
[•]	[•]
In the table above, “vesting year” and “non-qualified securities” have the meanings ascribed to them under section 110 of the Income Tax Act (Canada). “Non-qualified securities” are not generally eligible for the 50% stock option deduction for federal income tax purposes. Note that where upon the exercise of an Option you could receive Shares that are “non-qualified securities” or Shares that are not “non-qualified securities”, the Income Tax Act (Canada) deems that you will first receive Shares that are not “non-qualified securities”. All Shares that are designated as non-qualified securities are required to be reported by your employer to the Canada Revenue Agency and, if applicable, Revenu Québec. You are encouraged to consult with your independent professional advisors regarding the specific tax consequences to you.]
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EXHIBIT “B”
ELECTION TO EXERCISE STOCK OPTIONS
TO:    SHOPIFY INC. (the “Corporation”) or an Agent of the Corporation
I, ______________________, wish to exercise the following Employee Stock Options (or any part thereof) as outlined in the table below. The price of these options was set at the indicated grant price(s) also denoted in the table and exercised according to my Stock Option Agreement(s).

Grant Name	Award Type	Grant Price	Grant Date	Units

By completion of this request, if my options are for Class B shares, I hereby authorize the conversion of the Class B shares to be sold into Class A shares of Shopify Inc.
Upon the sale of the ______ Class A shares (or Class B shares) (or any part thereof), I direct payment be made to Shopify Inc.. The aggregate amount that will be paid to Shopify Inc. will be $_______ USD (or CAD) (___ Class A shares x the grant price(s)).
I hereby agree to file or cause the Corporation to file on my behalf, on a timely basis, all insider reports and other reports that I may be required to file under applicable securities laws. I understand that this request to exercise my Options is irrevocable.
DATED this ____ day of ____________________, _______.

Signature of Option Holder

Name of Option Holder (Please Print)
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EXHIBIT “C”
SURRENDER NOTICE
TO: SHOPIFY INC. (the “Corporation”)
The undersigned option holder hereby elects to surrender __________________ Options granted by the Corporation to the undersigned pursuant to a Grant Agreement dated ____________, 20___ under the Shopify Inc. Stock Option Plan (the “Plan”) in exchange for Shares as calculated in accordance with Section 4.1(c) of the Plan. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Plan.
Please issue a certificate or certificates representing the Shares in the name of _________________________________________________________.
I hereby agree to file or cause the Corporation to file on my behalf, on a timely basis, all insider reports and other reports that I may be required to file under applicable securities laws. I understand that this request to exercise my Options is irrevocable.
DATED this ____ day of ____________________, _______.

Signature of Option Holder

Name of Option Holder (Please Print)
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SCHEDULE D
RESOLUTION TO APPROVE THE UNALLOCATED OPTIONS UNDER THE STOCK OPTION PLAN

BE IT RESOLVED BY ORDINARY RESOLUTION OF THE SHAREHOLDERS THAT:

1.All unallocated options under the Third Amended and Restated Stock Option Plan of the Company attached as Schedule "C" to the Company's management information circular dated April 19, 2024 (the "Stock Option Plan"), including after giving effect to any increase in the maximum number of Class A subordinate voting shares reserved for issuance under the Stock Option Plan occurring on or prior to January 1, 2026 pursuant to the terms of the Stock Option Plan, are hereby authorized and approved; and

2.any one director or officer of the Company is hereby authorized, for and on behalf of the Company, to execute and deliver all such documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, or the taking of any such action.

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SCHEDULE E
THIRD AMENDED AND RESTATED LONG TERM INCENTIVE PLAN
SHOPIFY INC.
THIRD AMENDED AND RESTATED LONG TERM INCENTIVE PLAN
Effective as of: May 27, 2015
(Amended and Restated as of May 30, 2018, as further Amended and Restated as of May 26, 2021 and as further Amended and Restated as of ●, 2024)
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SHOPIFY INC.
LONG TERM INCENTIVE PLAN
The purpose of this Plan is to advance the interests of the Corporation and its shareholders by providing to the directors, officers, employees and consultants of the Corporation and its Affiliates a performance incentive for continued and improved services with the Corporation and its Affiliates.
ARTICLE 1
INTERPRETATION
Section 1.1     Definitions
For the purposes of this Plan, the following terms shall have the following meanings:
a.“Active Employment” means, in the case where the Participant is a director, the period during which a Participant performs services as a director and in the case where the Participant is an officer or employee, the period during which the Participant actually and actively performs work for the Corporation or an Affiliate, and, as applicable, shall be deemed to include any period constituting the minimum applicable period of notice of termination that is required to be provided to an employee (including an employee who is an officer) pursuant to applicable employment standards legislation (if any), but shall exclude any other period (whether arising under law or through contract) that follows or ought to have followed the end of the minimum applicable statutory notice period;
b.“Active Engagement” means, in the case where the Participant is a Consultant, or a member of an advisory board, the period during which the Consultant or member is actually and actively rendering services to the Corporation or an Affiliate and for certainty, shall exclude any other period that follows the last day on which the Participant renders services for the Corporation or an Affiliate;
c.“Affiliate” or “Affiliated” means, with respect to any specified person, any other person which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified person (for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person, whether through the ownership of voting securities, by agreement or otherwise);
d.“Annual Board Retainer” means the annual retainer paid by the Corporation to a director in a Fiscal Year for service on the Board, together with Board committee fees, attendance fees and additional fees and retainers to committee chairs;
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e.“Applicable Withholding Taxes” has the meaning given to that term in Section 2.6(1);
f.“Authorized Leave” means (i) in respect of an employee of the Corporation or an Affiliate any approved leave of absence (paid or unpaid) for a period of equal to or more than 45 days, and includes any statutory leave, short term or long term disability leave, approved sabbatical or other approved bona fide paid or unpaid leave of absence, but for certainty does not cover any period of vacation, and (ii) in respect of a Consultant to the Corporation or an Affiliate any approved leave of absence for a period of equal to or more than 45 days. For the purpose of the Plan, an employee’s or Consultant’s period of Authorized Leave will end on the earliest of (A) the Authorized Leave Return Date, (B) the date of death, (C) the date on which the employee resigns from employment or the Consultant resigns from their engagement, (D) the date on which the employee is terminated for Cause, (E) the date which is the end of the minimum applicable statutory notice period (if any) that follows the date on which the Corporation or Affiliate terminates the employment of an employee without Cause and for certainty, shall exclude any other period (whether arising under law or through contract) that follows or ought to have followed the end of the minimum applicable statutory notice period, and (F) the date on which the Consultant’s services are terminated by the Corporation or an Affiliate, regardless of the reason. In the case of clauses (B) through (F), for the purposes of this Plan, the date on which such event occurs will be deemed to be the last day of Active Employment or Active Engagement, as the case may be;
g.“Authorized Leave Extended Vesting Period” means, with respect to an Authorized Leave for which an Authorized Return Date has occurred the number of calendar quarters, as determined by the Corporation in accordance with its policies in effect, from time to time, equal to the Authorized Leave Suspension Multiple;
h.“Authorized Leave Return Date” means the date that a Participant first returns to Active Employment or Active Engagement, as the case may be, following an Authorized Leave;
i.“Authorized Leave Suspension Multiple” means, where an Authorized Leave ends because of an Authorized Leave Return Date, the quotient (as rounded in accordance with the below) determined by the following formula:

A
90
Where A equals the number of calendar days in a period of Authorized Leave, including the first date of an absence that is an Authorized Leave but not including the Authorized Leave Return Date.
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It is further provided that, if there is any fractional remainder, the quotient will be rounded up to the nearest whole number (if such fractional remainder equals or exceeds 0.5) or rounded down to the nearest whole number (if such fractional remainder is less than 0.5);
j.“Award Date” means the date(s) during the Fiscal Year on which the Annual Board Retainer is awarded;
k.“Board” means the board of directors of the Corporation as constituted from time to time;
l.“Business Day” means a day, other than a Saturday or Sunday, on which banking institutions in Ottawa, Ontario are not authorized or obligated by law to close;
m.“Cash Equivalent” means the amount of money expressed in U.S. dollars equal to the Market Value multiplied by the number of vested Units in the Participant’s notional account, net of any Applicable Withholding Taxes, on the PSU Settlement Date, RSU Settlement Date or DSU Termination Date, as applicable;
n.“Cause” means, (i) in respect of the termination of an employee employed in Ontario, wilful misconduct, disobedience or wilful neglect of duty that is not trivial and is not condoned by the Corporation or Affiliate, or (ii) in respect of an employee employed in another jurisdiction outside of Ontario, such conduct by the employee which permits the Corporation or Affiliate to terminate the employee without notice, payment in lieu of notice or severance pay whether arising under statute, contract or at law;
o.“Change in Status” means, with respect to a Participant: (i) an anticipated or otherwise likely change in their tax residency or the principal jurisdiction in which they reside, and/or (ii) any other significant change in the terms of their employment or engagement with the Corporation, including a change in role and/or change in the compensation structure of such Participant. Whether there has been a Change in Status will be determined by the Corporation;
p.“Change of Control” means, unless the Board determines otherwise, the happening, in a single transaction or in a series of related transactions, of any of the following events:
i.any transaction (other than a transaction described in clause (ii) below) pursuant to which any person or group of persons acting jointly or in concert acquires the direct or indirect beneficial ownership of securities of the Corporation representing 50% or more of the aggregate voting power of all of the Corporation’s then issued and outstanding securities entitled to vote in the election of directors of the Corporation, other than any such acquisition that occurs (A) upon the exercise or settlement of options or other securities granted by the Corporation under any of the Corporation’s
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equity incentive plans, or (B) as a result of the conversion of Multiple Voting Shares into Shares;
ii.there is consummated an arrangement, amalgamation, merger, consolidation or similar transaction involving (directly or indirectly) the Corporation and, immediately after the consummation of such arrangement, amalgamation, merger, consolidation or similar transaction, the shareholders of the Corporation immediately prior thereto do not beneficially own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving or resulting entity in such amalgamation, merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving or resulting entity in such arrangement, amalgamation merger, consolidation or similar transaction, in each case in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Corporation immediately prior to such transaction;
iii.the sale, lease, exchange, license or other disposition of all or substantially all of the Corporation’s assets to a person or group of persons other than a person or group of persons that was/were an Affiliate or all Affiliates, as applicable, of the Corporation at the time of such sale, lease, exchange, license or other disposition, other than a sale, lease, exchange, license or other disposition to an entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are beneficially owned by shareholders of the Corporation in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Corporation immediately prior to such sale, lease, exchange, license or other disposition;
iv.the passing of a resolution by the Board or Shareholders to substantially liquidate the assets of the Corporation or wind up the Corporation’s business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and the shareholdings remain substantially the same following the re-arrangement); or
v.individuals who, on the Effective Date, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the
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Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board;
provided that, for any award hereunder to a U.S. Participant, to the extent such award constitutes nonqualified deferred compensation within the meaning of Section 409A, a “Change of Control” shall only occur if it constitutes a “Change of Control” under Section 409A.
q.“Code” has the meaning given to that term in Section 2.19(1);
r.“Consultant” has the meaning ascribed to that term in National Instrument 45-106 – Prospectus Exemptions;
s.“Corporation” means Shopify Inc. and its respective successors and assigns;
t.“Date of Grant” means the date on which a particular Unit is granted by the Board as evidenced by the Grant Agreement pursuant to which the applicable Unit was granted;
u.“Deferred Share Unit” or “DSU” means a unit designated as a Deferred Share Unit representing the right to receive one Share or the Cash Equivalent in accordance with the terms set forth in the Plan, including in the Grant Agreement;
v.“Designation” means a designation by the Corporation (or, if applicable, an Affiliate), when, pursuant to applicable tax or other laws, a Unit or a Share subject to a Unit may or is required to be designated, either as of the Date of Grant or at any other time, according to a particular classification or category in order to achieve tax preferred status for the Corporation (or an Affiliate) or a Participant, and, without limitation, “Designation” includes designation of a Share subject to a Unit as a “non-qualified security” as defined in the ITA;
w.“Discretionary-Settled PSU” means a PSU in respect of which the applicable Grant Agreement permits the Corporation to settle such PSU through either one Share or the Cash Equivalent, at the discretion of the Corporation;
x.“Discretionary-Settled PSU Settlement Date” has the meaning given to that term in Section 7.1(1)(a);
y.“Discretionary-Settled PSU Settlement Notice” means a notice, in a form substantially similar to that contained in Schedule “J” attached hereto, as such may be amended from time to time; provided, however, that a Discretionary-Settled PSU Settlement Notice need not be substantially in the form attached hereto as Schedule “J” to the extent necessary to reflect compliance with applicable laws in the jurisdiction or jurisdictions in which the Participant is employed or engaged or any other jurisdiction with taxing authority in respect of the Participant;
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z.“Discretionary-Settled RSU” means an RSU in respect of which the applicable Grant Agreement permits the Corporation to settle such RSU through either one Share or the Cash Equivalent, at the discretion of the Corporation;
aa.“Discretionary-Settled RSU Settlement Date” has the meaning ascribed thereto in Section 4.1(1)(a);
b.“Discretionary-Settled RSU Settlement Notice” means a notice, in a form substantially similar to that contained in Schedule “C” attached hereto, as such may be amended from time to time; provided, however, that an RSU Settlement Notice need not be substantially in the form attached hereto as Schedule “C” to the extent necessary to reflect compliance with applicable laws in the jurisdiction or jurisdictions in which the Participant is employed or engaged or any other jurisdiction with taxing authority in respect of the Participant;
c.“DSU Participant” means a director of the Corporation (who for greater certainty may also be an employee, if applicable) who has been designated by the Corporation for participation in the Plan, who has agreed to participate in the Plan and to whom Deferred Share Units have or will be granted thereunder;
d.“DSU Payment Date” means (i) with respect to a Deferred Share Unit granted to a DSU Participant who is not a U.S. Participant, no later than December 31 of the calendar year following the calendar year in which the DSU Termination Date occurred, and (ii) with respect to a Deferred Share Unit granted to a DSU Participant who is a U.S. Participant, the later of (A) December 31 of the calendar year in which the DSU Termination Date occurred, and (B) the date that is two and one half months after the DSU Termination Date;
e.“DSU Settlement Notice” means a notice, in a form substantially similar to that contained in Schedule “G” attached hereto, electing the desired form of settlement of Deferred Share Units, as such may be amended from time to time; provided, however, that a DSU Settlement Notice need not be substantially in the form attached hereto as Schedule “G” to the extent necessary to reflect compliance with applicable laws in the jurisdiction or jurisdictions in which the Participant is employed or engaged or any other jurisdiction with taxing authority in respect of the Participant;
f.“DSU Termination Date” means (i) with respect to a DSU Participant who is not a U.S. Participant, (A) in the case where such DSU Participant is not also an employee, the day the DSU Participant ceases to be a director and (B) in the case where the DSU Participant is also an employee, the last day of the DSU Participant’s Active Employment with the Corporation or an Affiliate whether such day is selected by agreement with the DSU Participant, or unilaterally by the DSU Participant or the Corporation or Affiliate, and whether with or without advance notice to the DSU Participant and regardless of whether the termination of the DSU Participant’s employment was lawful or unlawful; and (ii) with
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respect to a DSU Participant who is a U.S. Participant, the date on which such DSU Participant has a “separation from service” as described in Section 409A;
g.“Effective Date” has the meaning ascribed thereto in Section 2.5;
h.“Elected Amount” has the meaning ascribed thereto in Section 5.3(1);
i.“Election Notice” has the meaning ascribed thereto in Section 5.3(1);
j.“Eligible Person” means any director, officer, employee or Consultant of the Corporation or any of its Affiliates;
k.“Expire” means, with respect to a Unit, the termination of such Unit, on the occurrence of which such Unit is void, incapable of settlement, and of no value whatsoever; and Expires and Expired have a similar meaning;
l.“Fiscal Year” means the fiscal year of the Corporation, which as of the Effective Date is the annual period commencing January 1 and ending the following December 31;
m.“Founder Share” means the founder share in the capital of the Corporation;
n.“Grant Agreement” means an agreement between the Corporation or an Affiliate and a Participant under which a Unit is granted, substantially in the form attached hereto as Schedule “A” in reference to RSUs, Schedule “E” in reference to DSUs, and Schedule “H” in reference to PSUs, as each may be amended from time to time; provided, however, that a Grant Agreement need not be substantially in the form attached hereto as Schedule “A” in reference to RSUs, Schedule “E” in reference to DSUs, and Schedule “H” in reference to PSUs to the extent necessary to reflect (i) compliance with applicable laws in the jurisdiction or jurisdictions in which the Participant is employed or engaged or any other jurisdiction with taxing authority in respect of the Participant, and/or (ii) the elimination of a previous, or the addition of a new, Designation pursuant to applicable laws;
o.“Incapacity” means the permanent and total incapacity of a Participant as determined by a licensed physician;
p.“Incumbent Board” has the meaning given to that term in Section 1.1(p)(v);
q.“Insider” means a “reporting insider” of the Corporation as defined in National Instrument 55-104 - Insider Reporting Requirements and Exemptions and includes associates and affiliates (as such terms are defined in Part 1 of the TSX Company Manual) of such “reporting insider”;
r.“ITA” means the Income Tax Act (Canada), and the regulations thereunder;
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s.“Legacy Option Plan” means the Corporation’s Fourth Amended and Restated Incentive Stock Option Plan, as may be amended from time to time;
t.“Market Value” means, on any particular day, the volume weighted average trading price of a Share on the New York Stock Exchange for the five (5) preceding days on which the Shares were traded, or on any other stock exchange as selected by the Board for these purposes. In the event that such Shares are not listed and posted for trading on any stock exchange, the Market Value shall be the fair market value of such Shares as determined by the Board in its sole and absolute discretion;
u.“Multiple Voting Shares” means the Class B multiple voting shares in the capital of the Corporation;
v.“Outside RSU Vesting Date” has the meaning given to that term in Section 3.5;
w.“Outside Settlement Date” means, with respect to a Discretionary-Settled RSU or a Discretionary-Settled PSU, December 31 of the third year following the year in which the Date of Grant occurs;
x.“Participant” means an RSU Participant, a DSU Participant, or a PSU Participant, as applicable;
y.“Performance Criteria” shall mean criteria, if any, established by the Board, which may include criteria based on the financial performance of the Corporation and/or an Affiliate;
z.“Performance Share Unit” or “PSU” means a unit granted or credited to a PSU Participant’s notional account pursuant to the terms of this Plan that, subject to the provisions hereof, entitles a PSU Participant to receive one Share or, subject to Section 1.1(mmm), the Cash Equivalent in accordance with the terms set forth in the Plan, including in the Grant Agreement;
a.“Plan” means this Long Term Incentive Plan, as may be amended from time to time;
b.“PSU Participant” means an Eligible Person who has been designated by the Corporation for participation in the Plan and who has agreed to participate in the Plan and to whom a Performance Share Unit has been granted or will be granted thereunder;
c.“PSU Settlement Date” means either a Discretionary-Settled PSU Settlement Date or a Share-Settled PSU Settlement Date, as applicable;
d.“PSU Termination Date” means the date on which a PSU Participant ceases to be an Eligible Person as a result of a termination of employment or retention with the Corporation or an Affiliate for any reason, including death, retirement, or
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resignation or termination with or without Cause. For the purposes of the Plan, a PSU Participant’s employment or retention with the Corporation or an Affiliate shall be considered to have terminated effective on the last day of the PSU Participant’s Active Employment or Active Engagement with the Corporation or Affiliate, as the case may be, whether such day is selected by agreement with the PSU Participant, or unilaterally by the PSU Participant or the Corporation or Affiliate, and whether with or without advance notice to the PSU Participant and regardless of whether the termination of the PSU Participant’s employment or engagement was lawful or unlawful.
e.“PSU Vesting Date” means the date or dates determined in accordance with the terms of the Grant Agreement entered into in respect of such Performance Share Units (as described in Section 6.4), on and after which a particular Performance Share Unit will be settled, subject to earlier termination, amendment or acceleration in accordance with the terms of the Plan, including the Grant Agreement;
f.“Restricted Share Unit” or “RSU” means a unit granted or credited to an RSU Participant’s notional account pursuant to the terms of this Plan that, subject to the provisions hereof, entitles an RSU Participant to receive one Share or, subject to Section 1.1(ppp), the Cash Equivalent in accordance with the terms set forth in the Plan, including the Grant Agreement;
g.“RSU Participant” means an Eligible Person who has been designated by the Corporation for participation in the Plan and who has agreed to participate in the Plan and to whom a Restricted Share Unit has been granted or will be granted thereunder;
h.“RSU Settlement Date” means either a Discretionary-Settled RSU Settlement Date or a Share-Settled RSU Settlement Date, as applicable;
i.“RSU Termination Date” means the date on which an RSU Participant ceases to be an Eligible Person as a result of a termination of employment or retention with the Corporation or an Affiliate for any reason, including death, retirement, resignation or termination with or without Cause. For the purposes of the Plan, an RSU Participant’s employment or retention with the Corporation or an Affiliate shall be considered to have terminated effective on the last day of the RSU Participant’s Active Employment or Active Engagement with the Corporation or Affiliate, as the case may be, whether such day is selected by agreement with the RSU Participant, or unilaterally by the RSU Participant or the Corporation or Affiliate, and whether with or without advance notice to the RSU Participant and regardless of whether the termination of the RSU Participant’s employment or engagement was lawful or unlawful;
j.“RSU Vesting Date” means the date or dates determined in accordance with the terms of the Grant Agreement entered into in respect of such Restricted Share
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Units (as described in Section 3.4) or such dates that result from an Authorized Leave (as described in Section 3.5), on and after which a particular Restricted Share Unit will be settled, subject to earlier termination, amendment or acceleration in accordance with the terms of the Plan, including the Grant Agreement;
k.“Section 409A” has the meaning given to that term in Section 2.19(2);
l.“Share” means a Class A subordinate voting share in the capital of the Corporation;
m.“Share-Settled PSU” means a PSU in respect of which the applicable Grant Agreement requires the Corporation to settle such PSU through one Share or, if such Grant Agreement provides and at the PSU Participant’s election, the Cash Equivalent;
n.“Share-Settled PSU Settlement Date” has the meaning given to that term in Section 7.2(1)(a);
o.“Share-Settled PSU Settlement Notice” means a notice, in a form substantially similar to that contained in Schedule “I” attached hereto electing the desired form of settlement of Share-Settled PSUs on vesting, as such may be amended from time to time; provided, however, that a Share-Settled PSU Settlement Notice need not be substantially in the form attached hereto as Schedule “I” to the extent necessary to reflect compliance with applicable laws in the jurisdiction or jurisdictions in which the Participant is employed or engaged or any other jurisdiction with taxing authority in respect of the Participant;
p.“Share-Settled RSU” means an RSU in respect of which the applicable Grant Agreement requires the Corporation to settle such RSU through one Share or, if such Grant Agreement provides and at the RSU Participant’s election, the Cash Equivalent;
q.“Share-Settled RSU Settlement Date” has the meaning given to that term in Section 4.2(1)(a);
r.“Share-Settled RSU Settlement Notice” means a notice, in a form substantially similar to that contained in Schedule “B” attached hereto electing, if applicable, the desired form of settlement of Share-Settled RSUs on vesting, as such may be amended from time to time; provided, however, that a Share-Settled RSU Settlement Notice need not be substantially in the form attached hereto as Schedule “B” to the extent necessary to reflect compliance with applicable laws in the jurisdiction or jurisdictions in which the Participant is employed or engaged or any other jurisdiction with taxing authority in respect of the Participant;
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s.“Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan, long-term incentive plan or any other compensation or incentive mechanism of the Corporation involving the issuance or potential issuance of securities of the Corporation from treasury, including a Share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise, but does not include any such arrangement which does not involve the issuance from treasury or potential issuance from treasury of securities of the Corporation;
t.“Shareholders” means holders of Shares, Multiple Voting Shares or the Founder Share;
u.“Stock Exchange” means the TSX or, if the Shares are not listed or posted for trading on the TSX but are listed and posted for trading on another stock exchange, the stock exchange on which the Shares are listed or posted for trading;
v.“Stock Option Plan” means the Corporation’s Stock Option Plan, as may be amended from time to time;
w.“Termination Notice” has the meaning ascribed thereto in Section 5.4(1);
x.“TSX” means the Toronto Stock Exchange;
y.“U.S. Participant” has the meaning given to that term in Section 2.19(1); and
z.“Units” means DSUs, PSUs and RSUs, as applicable.
Section 1.2     Interpretation
1.Whenever the Board is to exercise discretion or authority in the administration of the terms and conditions of this Plan, the term “discretion” or “authority” means the sole and absolute discretion of the Board.
2.In the Plan, words importing the singular shall include the plural and vice versa and words importing any gender include any other gender.
3.Unless otherwise specified in the Participant’s Grant Agreement, all references to money amounts are to United States currency.
4.As used herein, the terms “Article” and “Section” mean and refer to the specified Article and Section of this Plan, respectively.
5.The words “including” and “includes” mean “including (or includes) without limitation”.
6.Unless expressly indicated in a Grant Agreement, grants of Units are to be construed as remuneration solely for services rendered on, and if applicable following, the relevant Date of Grant.
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ARTICLE 2
GENERAL PROVISIONS
Section 2.1     Administration
1.The Board shall administer this Plan. Nothing contained herein shall prevent the Board from adopting other or additional Share Compensation Arrangements or other compensation arrangements.
2.Subject to the terms and conditions set forth herein, the Board has the authority: (i) to grant Restricted Share Units to RSU Participants; (ii) to grant Deferred Share Units to DSU Participants; (iii) to grant Performance Share Units to PSU Participants; (iv) to determine the terms, including the limitations, restrictions, vesting period, Performance Criteria and conditions (including any Performance Criteria), and Designations, if any, of such grants; (v) to interpret this Plan and all agreements entered into hereunder; (vi) to adopt, amend and rescind such administrative guidelines and other rules relating to this Plan as it may from time to time deem advisable; and (vii) to make all other determinations and to take all other actions in connection with the implementation and administration of this Plan as it may deem necessary or advisable. The Board’s guidelines, rules, interpretations, and determinations shall be conclusive and binding upon the Corporation or Affiliate, and all RSU Participants, DSU Participants, PSU Participants, Eligible Persons and their legal, personal representatives and beneficiaries.
3.Notwithstanding the foregoing or any other provision contained herein, the Board shall have the right to delegate the administration and operation of this Plan, in whole or in part, to a committee thereof. In such circumstances, all references to the Board in this plan include reference to such committee, except as otherwise determined by the Board. For greater certainty, any such delegation by the Board may be revoked at any time at the Board’s sole discretion.
4.No member of the Board or any person acting pursuant to authority delegated by it hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith, and each member of the Board and each such person shall be entitled to indemnification by the Corporation with respect to any such action or determination.
5.The Board may adopt such rules or regulations and vary the terms of this Plan and any grant hereunder as it considers necessary to address tax or other requirements of any applicable non-Canadian jurisdiction.
6.The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issue of any Shares or any other securities in the capital of the Corporation other than as specifically provided for in the Plan.
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7.Where any formula or other calculation required by this Plan results in a fractional remainder, then, except as otherwise expressly provided by a provision hereof or of a Grant Agreement, the Board’s determination as to rounding up or down, at its sole discretion, shall be final and binding. A Participant shall have no entitlement to damages or other compensation as a result of the Board’s determination to round a fractional remainder up or down, and, in the case of rounding down, to disregard and cancel the value of the fractional remainder so rounded down.
Section 2.2.     Grant of Units and Shares Reserved
1.Subject to the provisions of this Plan, the Board may grant Units to Participants upon the terms, conditions and limitations set forth herein and such other terms, conditions and limitations permitted by this Plan as the Board may determine, including those set out in a Grant Agreement, provided that:
a.The maximum number of Shares reserved for issuance, in the aggregate, under this Plan and the Stock Option Plan as of the Effective Date is equal to ●. The number of Shares available for issuance, in the aggregate, under this Plan and the Stock Option Plan will be automatically, and without any further action on the part of the Board or the Shareholders, increased on January 1 of each year, beginning on January 1, 2016 and ending on January 1, 2026, in an amount equal to 5% of the aggregate number of outstanding Shares and Multiple Voting Shares on December 31 of the preceding calendar year. Notwithstanding the foregoing, the Board may act prior to January 1 of a given year to provide that there will be no January 1 increase in the maximum number of Shares reserved for issuance under this Plan and the Stock Option Plan for such fiscal year or that any increase in the Share reserve for such year will be a lesser number of Shares than would otherwise occur pursuant to the preceding sentence; and
b.The number of Shares subject to any grants of Units (or portions thereof) that (i) Expire or are forfeited, surrendered, cancelled or otherwise terminated prior to the delivery of the Shares pursuant to a grant of Units, (ii) are settled through purchases on the open market or (iii) are settled in cash in lieu of settlement in Shares shall, in each case, automatically become available to be made and subject to new grants under this Plan. In addition, if an option under the Stock Option Plan or the Legacy Option Plan expires, is forfeited, or is cancelled for any reason, the Shares subject to that option or the number of Shares equal to the number of Multiple Voting Shares subject to that legacy option, as applicable, shall be available for grants under this Plan, subject to any required prior approval by the Stock Exchange.
Section 2.3     Amendment and Termination
1.The Board may, in its sole discretion, suspend or terminate the Plan at any time or from time to time and/or amend or revise the terms of the Plan or of any Unit granted under the
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Plan and any Grant Agreement relating thereto provided that such suspension, termination, amendment, or revision shall:
a.not adversely alter or impair any Unit previously granted except as permitted by the terms of this Plan;
b.be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the Stock Exchange; and
c.be subject to Shareholder approval, where required by law, the requirements of the Stock Exchange or this Plan.
2.If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force with respect to outstanding Units will continue in effect as long as any such Unit or any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board will remain able to make such interpretations and amendments to the Plan or the Units as they would have been entitled to make if the Plan were still in effect.
3.Subject to Section 2.3(1), the Board may from time to time, in its discretion and without the approval of Shareholders or Participants, make changes to the Plan or any Unit that do not require the approval of Shareholders under Section 2.3(4), which may include but are not limited to:
a.any amendment of a “housekeeping” nature, including those made to clarify the meaning of an existing provision of the Plan, correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan, correct any grammatical or typographical errors or amend the definitions in the Plan regarding administration of the Plan;
b.changes that alter, extend or accelerate the terms of vesting or settlement applicable to any Units;
c.a change to the provisions governing assignability and the effect of termination of a Participant’s employment, contract or office;
d.the addition of a form of financial assistance and any amendment to a financial assistance provision which is adopted;
e.any amendment to the Plan respecting administration and eligibility for participation under the Plan;
f.any amendment to the Plan to preserve the tax treatment of the awards hereunder, including for purposes of Section 409A (except to the extent that Shareholder approval would be required by law or the requirements of the Stock Exchange in respect of such amendment);
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g.a change to a Designation; and
h.an amendment of the Plan or a Unit as necessary to comply with applicable law or the requirements of the Stock Exchange or any other regulatory body having authority over the Corporation, an Affiliate, the Plan, the Participants or the Shareholders.
4.Shareholder approval is required for the following amendments to the Plan:
a.any increase in the maximum number of Shares that may be issuable from treasury pursuant to Units granted under the Plan (as set out in Section 2.2), other than an adjustment pursuant to Section 2.15;
b.any amendment to remove or to exceed the limits with respect to Insiders set out in Section 2.18; and
c.any amendment to Section 2.3(3) and this Section 2.3(4).
Section 2.4    Compliance with Legislation
1.The administration of the Plan (including any amendments thereto), the terms of the grant of any Unit under the Plan, the grant of Units, and the Corporation’s obligation to issue Shares or deliver a Cash Equivalent shall be subject to all applicable federal, provincial, state and foreign laws, rules and regulations, the rules and regulations of the Stock Exchange and any other stock exchange on which the Shares are listed or posted for trading, and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required. The Corporation shall not be obliged by any provision of the Plan or the grant of any Unit hereunder to issue Shares or deliver a Cash Equivalent in violation of such laws, rules and regulations or any condition of such approvals.
2.The Corporation shall have no obligation to grant any Units or issue Shares where such grant or issuance would require registration or qualification of the Plan or of the Units or Shares under the securities laws of any foreign jurisdiction (other than the United States), or require the Corporation to continue in effect any such registrations or qualifications if made (other than in the United States). If the Corporation determines that it is unable to, or that it is impracticable for it to, so register or qualify the Plan, the Units or the Shares, as applicable, under the securities laws of any foreign jurisdiction (other than the United States), or that there is no available exemption from any such registration or qualification requirements in such foreign jurisdiction, then the Board may, in its sole and absolute discretion, void any purported grant of any Unit or purported issuance of any Shares made to a person in such foreign jurisdiction or that is subject to the securities laws of such foreign jurisdiction.
3.The Corporation shall have no obligation to issue any Shares pursuant to this Plan unless upon official notice of issuance such Shares shall have been duly listed with the Stock
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Exchange (and any other stock exchange on which the Shares are listed or posted for trading). Shares issued to Participants pursuant to the settlement of Units may be subject to limitations on sale or resale under applicable securities laws.
4.Should the Board, in its sole and absolute discretion, determine that it is not desirable or feasible to provide for the settlement of Restricted Share Units, Deferred Share Units or Performance Share Units, as applicable, including by reason of any such laws, regulations, rules, orders or requirements, it shall notify the Participants of such determination and on receipt of such notice each Participant shall have the option of electing that such settlement obligations be satisfied by means of a cash payment by the Corporation equal to the Cash Equivalent of the Restricted Share Units, Deferred Share Units or Performance Share Units, as applicable. Each Participant shall comply with all such laws, regulations, rules, orders and requirements, and shall furnish the Corporation with any and all information and undertakings, as may be required to ensure compliance therewith.
Section 2.5     Effective Date
1.The Plan was initially made effective on May 27, 2015, being the date of the closing of the initial public offering of the Shares. The amendment and restatement of the Plan will be effective on the date (the “Effective Date”) upon which this Plan is approved by:
a.the Stock Exchange; and
b.the Shareholders, by the affirmative vote of a majority of the votes attached to the Shares, Multiple Voting Shares and the Founder Share entitled to vote, voting together as a single class, and represented and voted at an annual or special meeting of Shareholders held, among other things, to consider and approve this Plan.
Section 2.6    Applicable Tax Withholdings and Deductions
1.Notwithstanding any other provision contained herein but subject to Section 2.6(3)(c) as it relates to Share-Settled PSUs or Share-Settled RSUs, the Corporation or the relevant Affiliate, as applicable, shall be entitled to withhold from any amount payable to a Participant, either under this Plan or otherwise, such amounts as may be necessary so as to ensure that the Corporation or the relevant Affiliate is in compliance with all applicable withholding tax or other source deduction liabilities relating to the settlement of such Units (the “Applicable Withholding Taxes”).
2.It is the responsibility of the Participant to complete and file any tax returns which may be required within the periods specified in applicable laws as a result of the Participant’s participation in the Plan. Neither the Corporation nor any Affiliate shall be held responsible for any tax consequences to a Participant as a result of the Participant’s participation in the Plan and the Participant shall indemnify and save harmless the Corporation and its Affiliates from and against any and all loss, liability, damage, penalty
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or expense (including legal expense), which may be asserted against the Corporation or its Affiliates or which the Corporation or its Affiliates may suffer or incur arising out of, resulting from, or relating in any manner whatsoever to any tax liability in connection therewith.
3.For greater certainty, unless not required under the ITA or any other applicable law, no cash payment will be made nor will Shares be issued until:
a.an amount sufficient to cover the Applicable Withholding Taxes and any applicable settlement fees payable on the settlement of Units has been received by the Corporation (or withheld by the Corporation from the Cash Equivalent and/or cash payment noted above if applicable);
b.the Participant undertakes to arrange for such number of Shares to be sold as is necessary to raise an amount equal to the Applicable Withholding Taxes and any applicable settlement fees, and to cause the proceeds from the sale of such Shares to be delivered to the Corporation; or
c.where permitted by the terms of this Plan, the Participant elects to settle for cash such number of Units as is necessary to raise funds sufficient to cover the Applicable Withholding Taxes and any applicable settlement fees with such amount being withheld by the Corporation.
Where Applicable Withholding Taxes and any applicable settlement fees may be satisfied through more than one means or a combination of means described in this Section 2.6(3), the Corporation may permit the Participant to elect the means by which the Applicable Withholding Taxes and any applicable settlement fees may be satisfied, but the Board reserves the right, in its absolute and sole discretion, to determine the required means of satisfying such Applicable Withholding Taxes and any applicable settlement fees, and the Participant shall be bound by the Board’s determination, provided that, as it relates to Share-Settled PSUs or Share-Settled RSUs, the Board may not compel the Participant to make the election contemplated under paragraph (c) of this Section 2.6(3).
Section 2.7    No Interest
No interest or other amounts shall accrue to the Participant in respect of any amount payable by the Corporation to the Participant under this Plan or any Unit.
Section 2.8    Non-Transferability
Except as set forth herein, Units are not transferable. Units may be settled only by:
a.the Participant to whom the Units were granted;
b.upon the Participant’s death, by the legal representative of the Participant’s estate or other duly authorized legal representative; or
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c.upon the Participant’s Incapacity, the legal representative having authority to deal with the property of the Participant;
provided that any such legal representative shall first deliver evidence satisfactory to the Corporation of entitlement to settle any Unit.
Section 2.9    Participation in this Plan
1.No Participant has any claim or right to be granted a Unit (including a Unit granted in substitution for any Unit that has Expired pursuant to the terms of this Plan), and the granting of any Unit does not and is not to be construed as giving a Participant a right to continued employment or to remain a Consultant, director, officer or employee, as the case may be, of the Corporation or an Affiliate of the Corporation. Nothing contained in this Plan or in any Unit granted under this Plan shall interfere in any way with the rights of the Corporation or an Affiliate of the Corporation in connection with the employment, engagement or termination of any such person.
2.No Participant or Participant’s legal representative has any rights or privileges as a Shareholder in respect of Units or Shares that are issuable upon the settlement of a Unit pursuant to the terms of this Plan until a Unit has been duly settled and Shares have been issued in respect thereof to such Participant or Participant’s legal representative.
3.The Corporation makes no representation or warranty as to the future Market Value or other price/value of the Shares or with respect to any income tax matters affecting the Participant resulting from the grant or settlement of a Unit or transactions in the Shares. With respect to any fluctuations in the Market Value or other price/value of Shares, neither the Corporation, nor any of its directors, officers, employees, Shareholders or agents shall be liable for anything done or omitted to be done by such person or any other person with respect to the price, time, quantity or other conditions and circumstances of the issuance of Shares hereunder, or in any other manner related to the Plan. For greater certainty, no amount will be paid to, or in respect of, a Participant under the Plan or pursuant to any other arrangement, and no additional Units will be granted to such Participant to compensate for a downward fluctuation in the Market Value or other price/value of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose. The Corporation does not assume responsibility for the income or other tax consequences resulting to the Participant as a result of the Participant’s participation in the Plan, and they are advised to consult with their own tax advisors.
4.Participation in the Plan or the grant of Units on a particular basis in any year does not create any right to or expectation of participation in the Plan or the grant of Units on the same basis, or at all, in any future year. No Participant will have a claim for compensation or damages in lieu of not receiving a grant of Units.
5.The terms of the Plan do not entitle the Eligible Person to the exercise of any discretion in his or her favour.
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6.No Eligible Person has any right to compensation or damages for any loss in relation to the Plan, including any loss in relation to:
a.the circumstances described in Section 2.9(3) above;
b.any loss or reduction of rights or expectations under the Plan in any circumstances (including any termination of employment or engagement, regardless of whether such termination is with or without advance notice, lawful or unlawful, or with or without Cause, and including any Change in Status);
c.any exercise of a discretion or decision taken in relation to Units or to the Plan, or any failure to exercise a discretion or take a decision; or
d.the operation, suspension, termination or amendment of the Plan.
7.Units shall be credited to an unfunded notional bookkeeping account established and maintained by the Corporation in the name of each Participant. Notwithstanding any other provision of the Plan to the contrary, a Unit shall not be considered or construed as an actual investment in Shares. Participants shall have no legal or equitable rights, claims, or interest in any specific property or assets of the Corporation or any Affiliate. No assets of the Corporation or any Affiliate shall be held in any way as collateral security for the fulfillment of the obligations of the Corporation or any Affiliate under this Plan. Any and all of the Corporation’s or any Affiliate’s assets shall be, and remain, the general unrestricted assets of the Corporation or Affiliate.
8.The Corporation’s or any of its Affiliates’ obligation under this Plan shall be merely that of an unfunded and unsecured promise of the Corporation or such Affiliate to pay money in the future, and the rights of Participants shall be no greater than those of unsecured general creditors.
Section 2.10    Notice
Any Notice required to be given pursuant to the Plan must be in writing. All notices to the Corporation or any Affiliate must be delivered personally, by electronic notice through the online platform provided by the Corporation’s equity plan manager, by prepaid registered mail or by email and must be addressed to the secretary of the Corporation. All notices to the Participant will be addressed to the principal address of the Participant on file with the Corporation and will be delivered personally, by electronic notice through the online platform provided by the Corporation’s equity plan manager, by prepaid registered mail or by email. Either the Corporation or the Participant may designate a different address by written notice to the other. Such notices are deemed to be received: (i) if delivered personally, on the date of delivery; (ii) if sent by prepaid, registered mail, on the fifth Business Day following the date of mailing; or (iii) if sent by email, or through the online platform provided by the Corporation’s equity plan manager, when the notice is sent. Any notice given by either the Participant or the Corporation is not binding on the recipient thereof until received.
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Section 2.11     Right to Issue Other Shares
The Corporation shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, issuing further Shares or Multiple Voting Shares, repurchasing Shares or Multiple Voting Shares or varying or amending its share capital or corporate structure.
Section 2.12    Quotation of Shares
So long as the Shares are listed on a Stock Exchange, the Corporation must apply to the Stock Exchange for the listing or quotation, as applicable, of the Shares issued upon the settlement of all Units granted under the Plan, however, the Corporation cannot guarantee that such Shares will be listed or quoted on the Stock Exchange or any other stock exchange.
Section 2.13    Conformity to Plan
In the event that a Unit is granted or a Grant Agreement is executed which does not conform in all particulars with the provisions of this Plan, or purports to grant Units on terms different from those permitted under this Plan (except to the extent necessary to comply with applicable local laws), the Unit, or the grant of such Unit shall not be in any way void or invalidated, but the Unit so granted will be adjusted to become, in all respects, in conformity with this Plan.
Section 2.14    Dividend Equivalents
In the event a dividend becomes payable on the Shares, then on the payment date for such dividend, each Participant’s notional account shall, unless otherwise determined by the Board in respect of any grant of Units, be credited with additional Units (including fractional Units) of the same kind as credited in such Participant’s applicable notional account, the number of which shall be determined by dividing: (i) the amount determined by multiplying (a) the number of Units in such Participant’s notional account (whether vested or unvested) on the record date for the payment of such dividend by (b) the dividend paid per Share, by (ii) the Market Value of a Share on the dividend payment date for such dividend, in each case, with fractions computed to two decimal places. Such additional Units (including fractional Units), if credited, shall vest on the same basis as the underlying Units.
Section 2.15    Adjustments
Subject to any required approval by the Stock Exchange or regulatory authority, in the case of any merger, amalgamation, arrangement, rights offering, subdivision, consolidation, or reclassification of the Shares or other relevant change in the capitalization of the Corporation, or stock dividend or distribution (excluding dividends or distributions which may be paid in cash or in Shares at the option of the Shareholder), or exchange of the Shares for other securities or property, the Corporation shall make appropriate adjustments in the Shares issuable or amounts payable, as the case may be, as determined as appropriate by the Board, to preclude a dilution or enlargement of the benefits hereunder, and any such adjustment (or non-adjustment) by the Corporation shall be conclusive, final and binding upon the Participants. However, no amount
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will be paid to, or in respect of, the Participants under the Plan or pursuant to any other arrangement, and no additional Units will be granted to such Participant as compensation for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.
Section 2.16    Cancellation of Units
Upon settlement of the Units in accordance with the Plan, the Units shall be cancelled and no further payments shall be made from the Plan in relation to such Units.
Section 2.17    Governing Law
The Plan shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.
Section 2.18    Limits with Respect to Insiders
1.The maximum number of Shares and Multiple Voting Shares issuable to Insiders at any time pursuant to the settlement of Units granted under this Plan, options granted under the Stock Option Plan and Legacy Option Plan and any other Share Compensation Arrangement, shall not exceed ten percent (10%) of the Shares and Multiple Voting Shares issued and outstanding from time to time (calculated on a non-diluted basis).
2.The maximum number of Shares and Multiple Voting Shares issued to Insiders within any one year period pursuant to the settlement of Units granted under this Plan, options granted under the Stock Option Plan and the Legacy Option Plan and any other Share Compensation Arrangement, shall not exceed ten percent (10%) of the Shares and Multiple Voting Shares issued and outstanding from time to time (calculated on a non-diluted basis).
3.Any Unit granted to a Participant pursuant to the Plan, or securities issued to a Participant under the Stock Option Plan or Legacy Option Plan and any other Share Compensation Arrangement, prior to the Participant becoming an Insider, shall be excluded for the purposes of the limits set out in Section 2.18(1) and Section 2.18(2) above.
Section 2.19    Section 409A Compliance
1.The following special rules and limitations are applicable to Units issued under this Plan to Participants subject to taxation in the United States (referred to hereunder as “U.S. Participants”). “Code” means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder.
2.With respect to U.S. participants, this Plan as well as payments and benefits under this Plan are intended to be exempt from, or to the extent subject thereto, to comply with Section 409A of the Code (“Section 409A”), and, accordingly, to the maximum extent permitted, this Plan shall be interpreted in accordance therewith. Notwithstanding
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anything contained in this Plan to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A, the Participant shall not be considered to have terminated employment or service with the Corporation for purposes of this Plan and no payment shall be due to the Participant under this Plan or any Award until the Participant would be considered to have incurred a “separation from service” from the Corporation and its Affiliates within the meaning of Section 409A. Any payments described in this Plan that are due within the “short term deferral period” as defined in Section 409A shall not be treated as deferred compensation unless applicable law requires otherwise. Notwithstanding anything to the contrary in this Plan, to the extent that any Awards (or any other amounts payable under any plan, program or arrangement of the Corporation or any of its Affiliates) are payable upon a separation from service and such payment would result in the imposition of any individual tax and penalty interest charges imposed under Section 409A, the settlement and payment of such awards (or other amounts) shall instead be made on the first business day after the date that is six (6) months following such separation from service (or death, if earlier). Each amount to be paid or benefit to be provided under this Plan shall be construed as a separate identified payment for purposes of Section 409A. Neither the Corporation nor any of its Affiliates makes any representation that any or all of the payments or benefits described in this Plan will be exempt from or comply with Section 409A and makes no undertaking to preclude Section 409A from applying to any such payment. Neither the Corporation nor any person acting on its behalf shall be liable to any Participant or to the estate or beneficiary of any Participant by reason of any acceleration of income, or any additional tax, asserted by reason of the failure of an award hereunder to satisfy the requirements of Section 409A. The Participant shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A.
ARTICLE 3
RESTRICTED SHARE UNITS
Section 3.1    Grant of Restricted Share Units
1.Subject to the provisions of this Plan, the Board may grant Restricted Share Units to any Eligible Person upon the terms, conditions and limitations set forth herein and such other terms, conditions and limitations permitted by this Plan as the Board may determine.
2.The grant of a Restricted Share Unit shall be evidenced by a Grant Agreement, signed on behalf of the Corporation, which shall, among other things, indicate whether the Restricted Share Units subject to such Grant Agreement are Discretionary-Settled RSUs or Share-Settled RSUs.
3.The Corporation shall maintain a notional account for each RSU Participant, in which shall be recorded (a) the number of vested and unvested Restricted Share Units granted or credited to such Participant; and (b) which Restricted Share Units are Discretionary-Settled RSUs and which Restricted Share Units are Share-Settled RSUs.
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4.The grant of a Restricted Share Unit to an RSU Participant, or the settlement of a Restricted Share Unit, under the Plan shall neither entitle such RSU Participant to receive nor preclude such RSU Participant from receiving subsequently granted Restricted Share Units.
5.A Grant Agreement may provide, or the grant of an RSU may otherwise be accompanied by, a Designation to the extent required by applicable law or deemed prudent or advisable by the Corporation, in its sole discretion.
Section 3.2    Equivalence
One (1) Restricted Share Unit is equivalent to one (1) Share. Fractional Restricted Share Units are permitted under the Plan. For greater certainty, a Discretionary-Settled RSU is otherwise distinct from and not equivalent to a Share-Settled RSU, and neither shall be exchangeable for the other.
Section 3.3    Calculation
The number of Restricted Share Units (including fractional Restricted Share Units) granted at any particular time pursuant to this Plan will be calculated by dividing (i) the dollar amount of such grant by (ii) the Market Value of a Share on the Date of Grant.
Section 3.4    Vesting
1.Subject to the terms of the Plan, the RSUs will vest in accordance with the terms of the RSU Participant’s Grant Agreement, provided however:
a.all Restricted Share Units credited pursuant to Section 2.14 shall vest simultaneously with the Restricted Share Units to which they relate;
b.the Participant must be continuously in Active Employment or continuously in Active Engagement with the Corporation, or any of its Affiliates, from the Date of Grant until the RSU Vesting Date (except in the case of an Authorized Leave); and
c.in the event of any Change of Control, any unvested Restricted Share Units shall vest on the date which the Board determines in accordance with Article 8.
Section 3.5     Authorized Leave
Notwithstanding any other provision of the Plan save and except Section 4.1(3), unless otherwise approved by the Board or required by applicable legislation, the vesting of any Restricted Share Units granted hereunder shall be suspended with effect from the first day of the absence that constitutes an Authorized Leave. Upon an RSU Participant’s Authorized Leave Return Date, (a) the vesting of such Restricted Share Units shall recommence on the first RSU Vesting Date that follows the end of the Authorized Leave Extended Vesting Period; provided, however, that if there are no scheduled RSU Vesting
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Dates for the Grant Agreement following the end of the Authorized Leave Extended Vesting Period, vesting shall recommence on the Corporation’s first scheduled RSU release date that occurs after the end of the Authorized Leave Extended Vesting Period, and (b) the overall vesting period of such Restricted Share Units shall continue and be extended by a period equal to the Authorized Leave Extended Vesting Period, provided that, in the case of Discretionary-Settled RSUs, vesting will not extend past the Outside RSU Vesting Date. During that portion of the overall vesting period of such Restricted Share Units that is extended by a period equal to the Authorized Leave Extended Vesting Period, vesting will occur at the same frequency and at the same percentage as reflected in the Grant Agreement, provided that, in the case of Discretionary-Settled RSUs, vesting will not extend past the Outside RSU Vesting Date.
Notwithstanding the foregoing paragraphs of this Section 3.5, upon an RSU Participant’s (who is an employee) Authorized Leave Return Date in respect of an Authorized Leave that was a statutory leave or a disability leave, the percentage of RSUs that vest on each RSU Vesting Date that follows the end of the Authorized Leave Extended Vesting Period shall be accelerated to twice the percentage as provided for in the Participant’s Grant Agreement, provided that (x) the acceleration of vesting shall cease when and if the RSU Participant holds vested Restricted Share Units in accordance with the original schedule of RSU Vesting Dates provided for in the RSU Participant’s Grant Agreement (that is, as of the first date that the RSU Participant’s vested Restricted Share Units equal or exceed the Restricted Share Units that would have vested had the Authorized Leave not occurred), and (y) the foregoing acceleration shall not apply if, on the first RSU Vesting Date that follows the end of the Authorized Leave Extended Vesting Period, the number of Restricted Share Units that vest on such date in the absence of acceleration equals or exceeds the Restricted Share Units that would have vested on such date had the Authorized Leave not occurred, and provided further that, in each case, vesting will, in the case of Discretionary-Settled RSUs, not extend past the Outside RSU Vesting Date.
For certainty, the treatment of RSUs upon return from Authorized Leave as described in this Section 3.5 including the acceleration provided for herein (if applicable) or the extension of the overall vesting period of such RSUs by a period equal to an Authorized Leave Extended Vesting Period may not be sufficient to allow for full vesting of all RSUs granted under an RSU Participant’s Grant Agreement, and for certainty, nothing contained herein shall limit the ability of the Corporation or an Affiliate to terminate the employment or engagement of an RSU Participant during the period of Authorized Leave or limit the effect of Section 4.5 of the Plan upon the termination of any RSU Participant’s employment or engagement. For the purpose of this Section 3.5 “Outside RSU Vesting Date” with respect to a Discretionary-Settled RSU means December 1 of the third calendar year after the year in which the Date of Grant of such Discretionary-Settled RSU occurred. For certainty, unless otherwise approved by the Board or in the case of an employee, as required by the minimum applicable requirements of employment standards legislation, no additional grant of RSUs will be made to an employee or Consultant while they are on an Authorized Leave and no employee or
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Consultant will have any claim for compensation or damages in lieu of not having received an additional grant.
ARTICLE 4
RESTRICTED SHARE UNIT SETTLEMENT & EXPIRY
Section 4.1    Settlement of Discretionary-Settled RSUs
1.Except as otherwise provided in an RSU Participant’s Grant Agreement or any other provision of this Plan:
a.all of the vested Discretionary-Settled RSUs covered by a particular grant and the related Discretionary-Settled RSUs credited pursuant to Section 2.14 may be settled on the first Business Day following their RSU Vesting Date (the “Discretionary-Settled RSU Settlement Date”);
b.the Corporation is entitled to deliver to the Participant, within five (5) Business Days following the Discretionary-Settled RSU Settlement Date, a Discretionary-Settled RSU Settlement Notice providing for the method of settlement for the Discretionary-Settled RSUs in respect of any or all vested Discretionary-Settled RSUs held by the Participant; and
c.in the Discretionary-Settled RSU Settlement Notice, the Corporation will elect, in the Corporation’s sole discretion, to settle vested Discretionary-Settled RSUs for their Cash Equivalent (determined in accordance with Section 4.4(1)), Shares (determined in accordance with Section 4.4(2)) or a combination thereof; provided, however, that the Corporation shall at all relevant times reserve the right to modify the method of settlement (even if a Discretionary-Settled RSU Settlement Notice has already been delivered to the Participant).
2.Notwithstanding any other provision of the Plan (including, for greater certainty, Section 3.5), in no event will the Discretionary-Settled RSU Settlement Date (and any subsequent payment with respect thereof) for any Discretionary-Settled RSUs granted hereunder be made later than the Outside Settlement Date, and any Discretionary-Settled RSUs that have not settled and been paid by such date will automatically Expire or will accelerate and be settled and paid out by such date, at the sole discretion of the Board.
3.Except as otherwise provided in an RSU Participant’s Grant Agreement, if a Discretionary-Settled RSU Settlement Notice is not received by the RSU Participant within five (5) Business Days following the Discretionary-Settled RSU Settlement Date, settlement shall take the form of Shares as set out in Section 4.4(2).
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Section 4.2    Settlement of Share-Settled RSUs
1.Except as otherwise provided in a RSU Participant’s Grant Agreement or any other provision of this Plan:
a.all of the vested Share-Settled RSUs covered by a particular grant and the related vested Share-Settled RSUs credited pursuant to Section 2.14 may be settled on the first Business Day following their RSU Vesting Date (the “Share-Settled RSU Settlement Date”);
b.if, pursuant to the terms of an RSU Participant’s Grant Agreement, such RSU Participant is entitled to elect whether the RSUs subject to such Grant Agreement may be settled for their Cash Equivalent (determined in accordance with Section 4.4(1)), Shares (determined in accordance with Section 4.4(2)) or a combination thereof, such RSU Participant shall become entitled to deliver to the Corporation, on or before the Share-Settled RSU Settlement Date, a Share-Settled RSU Settlement Notice in respect of any or all vested Share-Settled RSUs held by the RSU Participant; and
c.if applicable, in the Share-Settled RSU Settlement Notice, the RSU Participant may elect, in the RSU Participant’s sole discretion to settle vested Share-Settled RSUs for their Cash Equivalent (determined in accordance with Section 4.4(1)), Shares (determined in accordance with Section 4.4(2)) or a combination thereof.
2.Subject to Section 4.2(3), and except as otherwise provided for in a RSU Participant’s Grant Agreement, settlement of Share-Settled RSUs shall take the form set out in the Share-Settled RSU Settlement Notice through delivery of:
a.in the case of settlement of Share-Settled RSUs for their Cash Equivalent, an amount to the RSU Participant representing the Cash Equivalent;
b.in the case of settlement of Share-Settled RSUs for Shares, issuance of Shares to the Participant; or
c.in the case of settlement of Share-Settled RSUs for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.
3.Except as otherwise provided in a RSU Participant’s Grant Agreement and if applicable, if a Share-Settled RSU Settlement Notice is not received by the Corporation on or before the Share-Settled RSU Settlement Date, settlement shall take the form of Shares as set out in Section 4.4(2)(b).
4.Notwithstanding any other provision of this Plan, in the event that a Share-Settled RSU Settlement Date falls during a closed trading period or other trading restriction imposed by the Corporation and a RSU Participant has not delivered a Share-Settled RSU Settlement Notice, then such Share-Settled RSU Settlement Date shall be automatically
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extended to the tenth (10th) Business Day following the date that such closed trading period or other trading restriction is lifted, terminated or removed.
Section 4.3    U.S. Participants
With respect to U.S. Participants and notwithstanding any other provision of the Plan to the contrary, Restricted Share Units are designed to vest and be settled within the short term deferral period, within the meaning of Section 409A.
Section 4.4    Determination of Amounts
1.Cash Equivalent of Restricted Share Units. For purposes of determining the Cash Equivalent of Restricted Share Units to be made pursuant to Section 4.1(1) or Section 4.2(1), such calculation will be made on the Discretionary-Settled RSU Settlement Date or the Share-Settled RSU Settlement Date, as applicable, based on the Market Value on such date multiplied by the number of corresponding vested Restricted Share Units in the Participant’s Restricted Share Unit notional account which is to be settled in cash pursuant to the Discretionary-Settled RSU Settlement Notice or Share-Settled RSU Settlement Notice, as applicable.
2.Payment in Shares; Issuance of Shares. For the purposes of determining the number of Shares to be issued and delivered to an RSU Participant upon settlement of Restricted Share Units pursuant to Section 4.1 or Section 4.2, such calculation will be made on the Discretionary-Settled RSU Settlement Date or the Share-Settled RSU Settlement Date, as applicable, based on the whole number of Shares equal to the whole number of corresponding vested Restricted Share Units then recorded in the Participant’s Restricted Share Unit notional account which is to be settled pursuant to the Discretionary-Settled RSU Settlement Notice or the Share-Settled RSU Settlement Notice, as applicable. The entitlement of the RSU Participant under this Plan shall be satisfied in full by such issuance of Shares. If applicable and if elected by the RSU Participant in a Share-Settled RSU Settlement Notice, the Corporation shall also make a cash payment to the RSU Participant with respect to the value of fractional Restricted Share Units standing to the RSU Participant’s credit after the maximum number of whole Shares have been issued by the Corporation, calculated by multiplying (i) the number of such fractional Restricted Share Units by (ii) the Market Value on the Share-Settled RSU Settlement Date. Notwithstanding the foregoing, with respect to any particular vested fractional Share-Settled RSUs, if not so elected to be paid in cash by the RSU Participant in a Share-Settled RSU Settlement Notice and if no further vested or unvested Share-Settled RSUs remain in such RSU Participant’s Restricted Share Unit notional account, the Corporation reserves the right to cancel such vested fractional Share-Settled RSUs, and such fractional Share-Settled RSUs shall then be deemed to have Expired. For clarity, in no event shall the Corporation have the right to settle a fractional Share-Settled RSU in cash without the prior election of the RSU Participant.
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Section 4.5    Termination of Employment or Engagement
Except as the Board may otherwise determine in its absolute and sole discretion, or unless otherwise provided in the RSU Participant’s Grant Agreement and regardless of any adverse or potentially adverse tax or other consequences resulting therefrom, if an RSU Participant ceases to be an Eligible Person who is in Active Employment or Active Engagement with the Corporation or an Affiliate of the Corporation for any reason (except in the case of an Authorized Leave), any unvested Restricted Share Units held by such RSU Participant shall Expire on the RSU Termination Date and be of no further force or effect whatsoever and such Participant shall not be eligible for a further grant of RSUs. The RSU Participant shall have no entitlement to damages or other compensation arising from the expiration of unvested Restricted Share Units on the RSU Termination Date or the failure to award new Restricted Share Units to such RSU Participant following the RSU Termination Date, including damages at common law or civil law, and this Plan, together with any Grant Agreement entered into by the RSU Participant, fully displace any common law or civil law rights that an RSU Participant may have with respect to any RSUs. However, nothing herein is intended to limit any minimum applicable statutory entitlements, and such statutory entitlements shall, if required, apply. The foregoing shall apply, regardless of: (i) the reason for the termination of the RSU Participant’s employment or engagement; (ii) whether such termination is with or without advance notice, lawful or unlawful, or with or without Cause; (iii) whether it is the RSU Participant or the Corporation or an Affiliate that initiates the termination; and (iv) any fundamental changes, over time, to the terms and conditions applicable to the RSU Participant’s employment or engagement.
ARTICLE 5
DEFERRED SHARE UNITS
Section 5.1     Grant of Deferred Share Units
1.Subject to this Article 5, the Board may recommend the grant of, from time to time, Deferred Share Units to a DSU Participant.
2.The grant of a Deferred Share Unit shall be evidenced by a Grant Agreement, signed on behalf of the Corporation.
3.The Corporation shall maintain a notional account for each DSU Participant, in which shall be recorded the number of Deferred Share Units granted or credited to such Participant.
4.The grant of a Deferred Share Unit to a DSU Participant, or the settlement of a Deferred Share Unit, under the Plan shall neither entitle such DSU Participant to receive nor preclude such DSU Participant from receiving subsequently granted Deferred Share Units.
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Section 5.2    Equivalence
One (1) Deferred Share Unit is equivalent to one (1) Share. Fractional Deferred Share Units are permitted under the Plan.
Section 5.3    Election Notice; Elected Amount
1.Subject to Board approval, a DSU Participant may elect by filing an election notice in the form of Schedule “D” attached hereto (the “Election Notice”), once each Fiscal Year, to be paid up to one hundred percent (100%) of his or her Annual Board Retainer in the form of Deferred Share Units (the “Elected Amount”), with any balance being paid in cash in accordance with the Corporation’s regular practices of paying such cash compensation. In the case of an existing DSU Participant, the election must be completed, signed and delivered to the Corporation by the end of the Fiscal Year preceding the Fiscal Year to which such election is to apply. In the case of a new DSU Participant, the election must be completed, signed and delivered to the Corporation as soon as possible, and, in any event, no later than 30 days, after the director’s appointment, with such election to be effective on the first day of the fiscal quarter of the Corporation next following the date of the Corporation’s receipt of the election until the final day of such Fiscal Year. If no election is made in respect of a particular Fiscal Year, the new or existing DSU Participant will be paid in cash in accordance with the Corporation’s regular practices of paying such cash compensation.
2.The Election Notice shall, subject to any minimum amount that may be required by the Board, from time to time, designate the percentage of the Annual Board Retainer for the applicable Fiscal Year that is to be deferred into Deferred Share Units, with the remaining percentage to be paid in cash in accordance with the Corporation’s regular practices of paying such cash compensation.
3.In the absence of a designation to the contrary (including delivery of an Election Notice by a DSU Participant requesting that a greater or lesser percentage of his or her Annual Board Retainer be payable in the form of Deferred Share Units relative to the percentage previously elected by such DSU Participant), the DSU Participant’s Election Notice shall remain in effect unless otherwise terminated.
4.With respect to U.S. Participants and notwithstanding any other provision of the Plan to the contrary, to the extent any Deferred Share Unit would constitute nonqualified deferred compensation within the meaning of Section 409A, any election to defer Deferred Share Units shall be made in compliance with Section 409A.
Section 5.4    Termination Right
1.Each DSU Participant is entitled to terminate his or her participation in the Plan by filing with the Chief Financial Officer of the Corporation, or such other officer of the Corporation designated by the Board, a notice electing to terminate the receipt of
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additional Deferred Share Units in the form of Schedule “F” attached hereto (“Termination Notice”).
2.Such Termination Notice shall be effective as of the date received by the Corporation, provided that, for U.S. Participants, such Termination Notice shall be effective on a prospective basis as provided for in, and in compliance with, Section 409A.
3.Thereafter, any portion of such DSU Participant’s Annual Board Retainer payable, and subject to compliance with Section 5.3, all subsequent Annual Board Retainers shall be paid in cash in accordance with the Corporation’s regular practices of paying such cash compensation.
4.For greater certainty, to the extent a DSU Participant terminates his or her participation in the Plan, he or she shall not be entitled to become a DSU Participant again until the Fiscal Year following the Fiscal Year in which the Termination Notice becomes effective.
Section 5.5    Calculation
1.The number of Deferred Share Units (including fractional Deferred Share Units) granted at any particular time pursuant to this Plan will be calculated by:
a.in the case of an Elected Amount, by dividing (i) the dollar amount of the Elected Amount allocated to the DSU Participant by (ii) the Market Value of a Share on the applicable Award Date; or
b.in the case of a grant of Deferred Share Units pursuant to Section 5.1, by dividing (i) the dollar amount of such grant by (ii) the Market Value of a Share on the Date of Grant.
Section 5.6    Vesting
1.All Deferred Share Units recorded in a DSU Participant’s Deferred Share Unit notional account shall vest on the DSU Termination Date, unless otherwise determined by the Board at its sole discretion but subject to a determination of the Board made in accordance with Article 8, and, in any event, subject also to paragraph 6801(d) of the Regulations promulgated under the ITA if applicable to such Deferred Share Units.
2.DSU Participants will not have any right to receive any benefit under the Plan in respect of a Deferred Share Unit until the DSU Termination Date.
Section 5.7    Settlement in respect of Deferred Share Units
1.In respect of an award of Deferred Share Units granted to a DSU Participant, on and after January 1, 2022, settlement shall be made to the DSU Participant as soon as practicable following the DSU Termination Date and no later than the DSU Payment Date and, except as otherwise provided in a DSU Participant’s Grant Agreement (subject to any outside date applicable under paragraph 6801(d) of the Regulations promulgated under
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the ITA). The Corporation shall, on the DSU Payment Date, deliver to the DSU Participant such Cash Equivalent (determined in accordance with Section 5.8(1)), Shares (determined in accordance with Section 5.8(2)) or a combination thereof as the Corporation elects, in its sole discretion. If such DSU Settlement Notice is not received by the Corporation within 30 days prior to the DSU Payment Date, such notice shall be deemed to have been delivered by the DSU Participant and received by the Corporation on the date that is 30 days prior to the DSU Payment Date.
2.In respect of an award of Deferred Share Units granted to a DSU Participant prior to January 1, 2022, settlement shall be as soon as practicable following the DSU Termination Date and no later than the DSU Payment Date and, except as otherwise provided in a DSU Participant’s Grant Agreement:
a.Subject to Section 5.7(3), the DSU Participant will deliver to the Corporation a DSU Settlement Notice, in the DSU Participant’s sole discretion, to elect to settle all Deferred Share Units in such DSU Participant’s notional account for their Cash Equivalent (determined in accordance with Section 5.8(1)), Shares (determined in accordance with Section 5.8(2)) or a combination thereof.
b.If such DSU Settlement Notice is not received by the Corporation within 30 days prior to the DSU Payment Date, settlement shall take the form of the Cash Equivalent determined in accordance with Section 5.8(1), among other provisions of this Plan.
3.Settlement of Deferred Share Units shall take place on the DSU Payment Date, and, if applicable, in the form set out in the DSU Settlement Notice through:
a.in the case of settlement of Deferred Share Units for their Cash Equivalent, delivery of an amount to the DSU Participant representing the Cash Equivalent;
b.in the case of settlement of Deferred Share Units for Shares, delivery of a share certificate to the DSU Participant, or the entry of the DSU Participant’s name on the share register for the Shares; or
c.in the case of settlement of Deferred Share Units for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.
Section 5.8    Determination of Amounts
1.Cash Equivalent of Deferred Share Units. For purposes of determining the Cash Equivalent of Deferred Share Units, such calculation will be made based on the Market Value on the DSU Termination Date multiplied by the number of Deferred Share Units in the Participant’s Deferred Share Unit notional account as of the DSU Termination Date.
2.Payment in Shares; Issuance of Shares. For the purposes of determining the number of Shares to be issued and delivered to a DSU Participant upon settlement of Deferred Share
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Units, such calculation will be made on the DSU Termination Date, or if the DSU Termination Date is not a Business Day, on the next such Business Day, based on the whole number of Shares equal to the whole number of Deferred Share Units then recorded in the Participant’s Deferred Share Unit notional account. The entitlement of the DSU Participant under this Plan shall be satisfied in full by such issuance of Shares. If applicable, the Corporation shall also make a cash payment to the DSU Participant with respect to the value of fractional Deferred Share Units standing to the DSU Participant’s credit after the maximum number of whole Shares have been issued by the Corporation, calculated by multiplying (i) the number of such fractional Deferred Share Units by (ii) the Market Value on the DSU Termination Date.
ARTICLE 6
PERFORMANCE SHARE UNITS
Section 6.1    Grant of Performance Share Units
1.Subject to the provisions of this Plan, the Board may grant Performance Share Units upon the terms, conditions and limitations set forth herein and such other terms, conditions and limitations permitted by and not inconsistent with this Plan as the Board may determine.
2.The grant of a Performance Share Unit shall be evidenced by a Grant Agreement, signed on behalf of the Corporation, which shall, among other things, indicate whether the Performance Share Units subject to such Grant Agreement are Discretionary-Settled PSUs or Share-Settled PSUs.
3.The Corporation shall maintain a notional account for each PSU Participant, in which shall be recorded (a) the number of vested and unvested Performance Share Units granted or credited to such Participant; and (b) which Performance Share Units are Discretionary-Settled PSUs and which Performance Share Units are Share-Settled PSUs.
4.The grant of a Performance Share Unit to a PSU Participant, or the settlement of a Performance Share Unit, under the Plan shall neither entitle such PSU Participant to receive nor preclude such PSU Participant from receiving subsequently granted Performance Share Units.
Section 6.2    Equivalence
One (1) Performance Share Unit is equivalent to one (1) Share. Fractional Performance Share Units are permitted under the Plan. For greater certainty, a Discretionary-Settled PSU is otherwise distinct from and not equivalent to a Share-Settled PSU, and neither shall be exchangeable for the other.
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Section 6.3    Calculation
The number of Performance Share Units (including fractional Performance Share Units) granted at any particular time pursuant to this Plan will be calculated by dividing (i) the dollar amount of such grant by (ii) the Market Value of a Share on the Date of Grant.
Section 6.4    Vesting
Each PSU Participant’s Grant Agreement shall describe the Performance Criteria established by the Board that must be achieved for Performance Share Units to vest to the PSU Participant, provided however that the PSU Participant must be continuously in Active Employment or in Active Engagement with the Corporation, or any of its Affiliates, from the Date of Grant until the PSU Vesting Date.
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ARTICLE 7
PERFORMANCE SHARE UNIT SETTLEMENT & EXPIRY
Section 7.1    Settlement of Discretionary-Settled PSUs
1.Except as otherwise provided in a PSU Participant’s Grant Agreement or any other provision of this Plan:
a.all of the vested Discretionary-Settled PSUs covered by a particular grant and the related Discretionary-Settled PSUs credited pursuant to Section 2.14 may be settled on the first Business Day following their PSU Vesting Date (the “Discretionary-Settled PSU Settlement Date”);
b.the Corporation is entitled to deliver to the Participant, within five (5) Business Days following the Discretionary-Settled PSU Settlement Date, a Discretionary-Settled PSU Settlement Notice providing for the method of settlement for the Discretionary-Settled PSUs in respect of any or all vested Discretionary-Settled PSUs held by the Participant; and
c.in the Discretionary-Settled PSU Settlement Notice, the Corporation will elect, in the Corporation’s sole discretion, including with respect to any fractional Discretionary-Settled PSUs, to settle vested Discretionary-Settled PSUs for their Cash Equivalent (determined in accordance with Section 7.4(1)), Shares (determined in accordance with Section 7.4(2)) or a combination thereof; provided, however, that the Corporation shall at all relevant times reserve the right to modify the method of settlement (even if a Discretionary-Settled PSU Settlement Notice has already been delivered to the Participant).
2.Notwithstanding any other provision of the Plan, in no event will the PSU Vesting Date (and any subsequent payment with respect thereof) for any Discretionary-Settled PSUs granted hereunder be made later than the Outside Settlement Date, and any Discretionary-Settled PSUs that have not settled and been paid by such date will automatically Expire or will accelerate and be settled and paid out by such date, at the sole discretion of the Board.
Section 7.2     Settlement of Share-Settled PSUs
1.Except as otherwise provided in a PSU Participant’s Grant Agreement or any other provision of this Plan:
a.all of the vested Share-Settled PSUs covered by a particular grant and the related vested Share-Settled PSUs credited pursuant to Section 2.14 may be settled on the first Business Day following their PSU Vesting Date (the “Share-Settled PSU Settlement Date”);
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b.a PSU Participant shall become entitled to deliver to the Corporation, on or before the Share-Settled PSU Settlement Date, a Share-Settled PSU Settlement Notice in respect of any or all vested Share-Settled PSUs held by the PSU Participant; and
c.in the PSU Settlement Notice, the PSU Participant may elect, in the PSU Participant’s sole discretion, including with respect to any fractional PSUs, to settle vested Share-Settled PSUs for their Cash Equivalent (determined in accordance with Section 7.4(1)), Shares (determined in accordance with Section 7.4(2)) or a combination thereof.
2.Subject to Section 7.2(3), settlement of Share-Settled PSUs shall take the form set out in the Share-Settled PSU Settlement Notice through delivery of:
a.in the case of settlement of Performance Share Units for their Cash Equivalent, an amount to the PSU Participant representing the Cash Equivalent;
b.in the case of settlement of Performance Share Units for Shares, issuance of Shares to the Participant; or
c.in the case of settlement of Performance Share Units for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.
3.Except as otherwise provided in a PSU Participant’s Grant Agreement, if a Share-Settled PSU Settlement Notice is not received by the Corporation on or before the Share-Settled PSU Settlement Date, settlement shall take the form of Shares as set out in Section 7.4(2)(b).
4.Notwithstanding any other provision of this Plan, in the event that a Share-Settled PSU Settlement Date falls during a closed trading period or other trading restriction imposed by the Corporation and a PSU Participant has not delivered a Share-Settled PSU Settlement Notice, then such Share-Settled PSU Settlement Date shall be automatically extended to the tenth (10th) Business Day following the date that such closed trading period or other trading restriction is lifted, terminated or removed.
Section 7.3    U.S. Participants
With respect to US Participants and notwithstanding any other provision of the Plan to the contrary, Performance Share Units are designed to vest and be settled within the short term deferral period, within the meaning of Section 409A.
Section 7.4    Determination of Amounts
1.Cash Equivalent of Performance Share Units. For purposes of determining the Cash Equivalent of Performance Share Units to be made pursuant to Section 7.1(1) or Section 7.2(1), such calculation will be made on the Discretionary-Settled PSU Settlement Date or the Share-Settled PSU Settlement Date, as applicable, based on the Market Value on such date multiplied by the number of corresponding vested Performance Share Units in
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the Participant’s Performance Share Unit notional account which is to be settled in cash pursuant to the Discretionary-Settled PSU Settlement Notice or Share-Settled PSU Settlement Notice, as applicable.
2.Payment in Shares; Issuance of Shares. For the purposes of determining the number of Shares to be issued and delivered to a PSU Participant upon settlement of Performance Share Units pursuant to Section 7.1 or Section 7.2, such calculation will be made on the Discretionary-Settled PSU Settlement Date or the Share-Settled PSU Settlement Date, as applicable, based on the whole number of Shares equal to the whole number of corresponding vested Performance Share Units then recorded in the Participant’s Performance Share Unit notional account which is to be settled pursuant to the Discretionary-Settled PSU Settlement Notice or the Share-Settled PSU Settlement Notice, as applicable. The entitlement of the PSU Participant under this Plan shall be satisfied in full by such issuance of Shares. If applicable and if elected by the PSU Participant in a Share-Settled PSU Settlement Notice, the Corporation shall also make a cash payment to the PSU Participant with respect to the value of fractional Performance Share Units standing to the PSU Participant’s credit after the maximum number of whole Shares have been issued by the Corporation, calculated by multiplying (i) the number of such fractional Performance Share Units by (ii) the Market Value on the Share-Settled PSU Settlement Date. Notwithstanding the foregoing, with respect to any particular vested fractional Share-Settled PSUs, if not so elected to be paid in cash by the PSU Participant in a Share-Settled PSU Settlement Notice and if no further vested or unvested Share-Settled PSUs remain in such PSU Participant’s Performance Share Unit notional account, the Corporation reserves the right to cancel such vested fractional Share-Settled PSUs, and such fractional Share-Settled PSUs shall then be deemed to have Expired. For clarity, in no event shall the Corporation have the right to settle a fractional Share-Settled PSU in cash without the prior election of the PSU Participant.
Section 7.5    Termination of Employment or Engagement
Except as the Board may otherwise determine in its absolute and sole discretion, or unless otherwise provided in the PSU Participant’s Grant Agreement and regardless of any adverse or potentially adverse tax or other consequences resulting from the following, if a PSU Participant ceases to be an Eligible Person who is in Active Employment or Active Engagement with the Corporation or an Affiliate of the Corporation for any reason (except in the case of an Authorized Leave), any unvested Performance Share Units held by such PSU Participant shall Expire on the PSU Termination Date and be of no further force or effect whatsoever and such Participant shall not be eligible for a further grant of PSUs. The PSU Participant shall have no entitlement to damages or other compensation arising from the expiration of unvested Performance Share Units on the PSU Termination Date or the failure to award new Performance Share Units to such PSU Participant following the PSU Termination Date, including at common law or civil law, and this Plan, together with any Grant Agreement entered into by the Participant, fully displace any common law or civil law rights that a PSU Participant may have with respect to any PSUs. However, nothing herein is intended to limit any minimum applicable statutory entitlements, and such statutory entitlements shall, if required, apply. The foregoing
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shall apply, regardless of: (i) the reason for the termination of the PSU Participant’s employment or engagement; (ii) whether such termination is with or without advance notice, lawful or unlawful lawful, or with or without Cause; (iii) whether it is the PSU Participant or the Corporation or an Affiliate that initiates the termination; and (iv) any fundamental changes, over time, to the terms and conditions applicable to the PSU Participant’s employment or engagement.
ARTICLE 8
CHANGE OF CONTROL
Section 8.1     Conversion or Exchange of Units
Notwithstanding anything else in this Plan or any Grant Agreement, the Board has the right to provide for the conversion or exchange of any outstanding Units into or for units, rights or other securities in any entity participating in or resulting from a Change of Control, provided that the value of previously granted Units and the rights of Participants are not materially adversely affected by any such changes.
Section 8.2    Notice to Participants
Upon the Corporation entering into an agreement relating to a transaction which, if completed, would result in a Change of Control, or otherwise becoming aware of a pending Change of Control, the Corporation shall give written notice of the proposed Change of Control to Participants, together with a description of the effect of such Change of Control on outstanding Units, not less than seven (7) days prior to the closing of the transaction resulting in the Change of Control.
Section 8.3    Acceleration of Vesting
The Board may, in its sole discretion, accelerate the vesting and/or the expiry date of any or all outstanding Units, including conditionally, to provide that, notwithstanding the vesting provisions of such Units or any Grant Agreement, such designated outstanding Units shall be vested upon (or prior to) the completion of the Change of Control. If, for any reason, the Change of Control does not occur within the contemplated time period, the acceleration of the vesting of the Units shall be retracted and vesting shall instead revert to the manner provided in the applicable Grant Agreement.
ARTICLE 9
CHANGE IN STATUS
Section 9.1     Change in Status
Notwithstanding anything else in this Plan or any Grant Agreement, upon a Change in Status, the Corporation may, in its sole discretion, and as of an effective date determined by the Corporation in its sole discretion, cause all or a portion of the unvested Units granted to such Participant to expire and be of no further force or effect.
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ARTICLE 10
BOARD APPROVAL
Section 10.1    Adoption
This Plan was initially adopted by the Board on May 5, 2015, amended and restated by the Board on April 18, 2018, further amended and restated by the Board on April 13, 2021 and further amended and restated by the Board on ●, 2024.
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SCHEDULE “A”
SHOPIFY INC.
RESTRICTED SHARE UNIT GRANT AGREEMENT
Participant Name:     ###PARTICIPANT_NAME###
Employee Number:     ###EMPLOYEE_NUMBER###
Grant Name:     ###GRANT_NAME###
Issue Date:     ###GRANT_DATE###
Expiry Date:     ###EXPIRY_DATE###
###GRANT_PRICE_REM_START###
Grant Price:     ###MARKET_PRICE_AT_TIME_OF_GRANT###
###GRANT_PRICE_REM_END###
Total ###DICTIONARY_AWARD_NAME###:     ###TOTAL_AWARDS###
SHOPIFY INC.
RESTRICTED SHARE UNIT GRANT AGREEMENT
Restricted Share Unit agreement (this “Grant Agreement”) between SHOPIFY INC., a company existing under the laws of Canada (the “Corporation”) and ###PARTICIPANT_NAME###, an individual residing in ###HOME_ADDRESS### (the “Participant”).
WHEREAS the Corporation has adopted a Long Term Incentive Plan (the “Plan”, as it may be amended from time to time), which Plan provides for the granting of Restricted Share Units to RSU Participants (as defined in the Plan);
AND WHEREAS the Corporation desires to continue to receive the benefit of the services of the Participant and to more fully align his or her interest with the Corporation’s and its Affiliates’ future success;
AND WHEREAS the Plan provides that a Grant Agreement shall specify if Restricted Share Units are Discretionary-Settled RSUs or Share-Settled RSUs;
AND WHEREAS the board of directors of the Corporation (the “Board”) approved the granting of [Discretionary-Settled][Share-Settled] RSUs to the Participant, upon the terms and conditions hereinafter provided;
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AND WHEREAS the Corporation desires to grant to the Participant [Discretionary-Settled][Share-Settled] RSUs upon the terms and conditions hereinafter provided;
AND WHEREAS capitalized terms used and not otherwise defined in this Grant Agreement shall have the meanings set forth in the Plan.
NOW THEREFORE in consideration of the foregoing and the mutual agreements contained herein and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:
1.Restricted Share Units. The Corporation hereby grants to the Participant, as of ###GRANT_DATE###, subject to the terms and conditions hereinafter set forth, ###TOTAL_AWARDS### [Discretionary-Settled][Share-Settled] RSUs (the “Restricted Share Units”), vesting in accordance with the terms of this Grant Agreement and in accordance with the Plan. [Once vested, the Restricted Share Units subject to this Grant Agreement shall be settled in Shares on the applicable Share-Settled RSU Settlement Date.] [or] [Prior to the applicable Share-Settled RSU Settlement Date, the Participant shall be entitled to deliver a Share-Settled RSU Settlement Notice in accordance with Section 4.2(1)(b) of the Plan.]
2.Vesting of the Restricted Share Units. Subject to the terms of the Plan including but not limited to the suspension of vesting during an Authorized Leave and the requirement that the Participant continue to be in Active Employment or Active Engagement with the Corporation or an Affiliate of the Corporation through each RSU Vesting Date (except in the case of an Authorized Leave), the Restricted Share Units shall vest according to the following table:

Date	% of Restricted Share Units Vested

###VEST_SCHEDULE_TABLE###
3.Taxes and Fees. Notwithstanding any other provision of the Plan, if the Corporation [elects to] settle[s] the Restricted Share Units in Shares, the Participant hereby directs, at the Corporation’s discretion on each RSU Settlement Date, that [(a)] such number of Shares are to be sold, and the proceeds of such Shares delivered to the Corporation, as is necessary to put the Corporation in funds equal to the amount that is required as full payment for all applicable withholding taxes and any applicable settlement fees[; or (b) such number of Restricted Share Units be settled for cash as is necessary to raise funds sufficient to cover such withholding taxes with such amount being withheld by the Corporation].
It is the responsibility of the Participant to complete and file any tax returns which may be required within the periods specified in applicable laws as a result of the Participant’s participation in the Plan. The Corporation shall not be held responsible for any tax consequences to a Participant as a result of the Participant’s participation in the Plan and
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the Participant shall indemnify and save harmless the Corporation from and against any and all loss, liability, damage, penalty or expense (including legal expense), which may be asserted against the Corporation or which the Corporation may suffer or incur arising out of, resulting from, or relating in any manner whatsoever to any tax liability in connection therewith.
4.Acknowledgement of Participant. By voluntarily accepting and executing this Grant Agreement, the Participant represents that:
(a)the Participant has not been induced to participate in the Plan by expectation of continued employment or engagement, as applicable, with the Corporation or its Affiliates;
(b)the Participant has received or has had the opportunity to receive independent legal advice in connection with the terms of the Plan and this Grant Agreement (including the consequences of the Participant’s cessation of employment or engagement as the case may be, and the consequences of the Participant taking an Authorized Leave, if applicable);
(c)the grant of Restricted Share Units does not create the right or expectation for any additional grants of Units under the Plan, even if the Participant has been repeatedly awarded grants of Restricted Share Units;
(d)the Participant understands that there is no promise of a particular monetary value associated with the vesting of such Restricted Share Units and if the Participant receives Shares upon the vesting of the Restricted Share Units the value of such Shares may increase or decrease;
(e)Restricted Share Units do not form an integral part of the Participant’s compensation from employment or engagement, as applicable and will not be counted for any purpose including relating to the calculation of any overtime, severance, bonuses or retirement income;
(f)in the event the Participant is not an employee, the grant of Restricted Share Units will not be interpreted to create an employment relationship with the Corporation or an Affiliate
(g)the Participant has received a copy of the Plan and warrants that the terms of the Plan and this Grant Agreement are fair and reasonable and will not make a claim to the contrary; and
(h)the Participant has read the terms of the Plan and this Grant Agreement and agrees to the terms and conditions of the Plan and this Grant Agreement.
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5.Understanding the Consequences arising from an Authorized Leave and/or Termination of Employment/ Engagement or Change of Status. For absolute certainty, by accepting and executing this Grant Agreement, the Participant specifically acknowledges that the Participant has read and understood the terms set out in Section 3.5 and Section 4.3 of the Plan and the associated definitions contained in the Plan and the Participant agrees that the Participant is not entitled to and will not make any claim for vesting of Restricted Share Units or damages or compensation in lieu thereof in respect of the period that follows the earlier of the Outside RSU Vesting Date or the RSU Termination Date, as the case may be. The Participant agrees that the Plan and this Grant Agreement fully displace any common law or civil law rights that the Participant may have with respect to the Restricted Share Units. The Participant also understands that should they be permitted to change status from full-time to part-time service, or should they experience a Change in Status, such change in status may impact the treatment of RSUs granted hereunder. The foregoing shall apply, regardless of: (i) the reason for the termination of Participant’s employment or engagement; (ii) whether such termination is with or without advance notice, lawful or unlawful lawful, or with or without Cause; (iii) whether it is the Participant or the Corporation or one of its Affiliates that initiate the termination; and (iv) any fundamental changes, over time, to the terms and conditions applicable to the Participant’s employment or engagement.
6.Subject to Plan. Except as otherwise provided herein, the Restricted Share Units shall be subject in all respects to the provisions of the Plan, the terms and conditions of which are hereby expressly incorporated by reference, as same may be amended from time to time in accordance therewith.
7.Shareholder Rights. A Participant shall have no rights whatsoever as a shareholder in respect of any of the Restricted Share Units.
8.Transfer of Restricted Share Unit. The Restricted Share Units granted pursuant to this Grant Agreement shall not be assignable or transferable by the Participant, except in accordance with the Plan.
9.Notice. Any notice required or permitted to be given hereunder shall be given in accordance with, and subject to, the provisions of the Plan.
10.Governing Law. This Grant Agreement and the Restricted Share Units shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.
11.Compliance with Employment Standards Legislation. It is understood and agreed that all provisions of the Plan and this Grant Agreement are subject to all applicable minimum requirements of employment standards legislation and it is the intention of Corporation and its Affiliates to comply with all such minimum requirements. Accordingly, the Plan and this Grant Agreement shall: (i) not be
SHOPIFY MANAGEMENT INFORMATION CIRCULAR     E-43

interpreted as in any way waiving or contracting out of employment standards legislation; and (ii) be interpreted to achieve compliance with such legislation. In the event that the minimum applicable requirements of employment standards legislation provide the Participant with a superior right or entitlement upon termination of employment or otherwise (“Statutory Entitlements”) than provided for under the Plan and this Grant Agreement, the Participant shall be provided with the Participant’s minimum Statutory Entitlements in substitution for the Participant’s rights under the Plan and this Grant Agreement. There shall be no presumption of strict interpretation against Corporation or any of its Affiliates.
12.French Language. To the extent the Participant is located in Quebec, the Participant hereby acknowledges having examined a French version of this Grant Agreement and hereby confirms their express wish to accept and be bound only by the English version of this Grant Agreement and to receive all other documents related to it, including notices, in the English language only and declare themselves satisfied with this. Je reconnais avoir pris connaissance de la version française de la présente convention et confirme par la présente ma volonté expresse de signer et d’être lié(e) par la présente convention en langue anglaise seulement et de recevoir tous les autres documents y afférents, y compris les avis, en langue anglaise seulement et m’en déclare satisfait.
IN WITNESS WHEREOF the parties have caused this Restricted Share Unit agreement to be executed as of the date hereof.
SHOPIFY INC.
Per: ###SIGNATURE###
Authorized Signing Officer

NAME OF PARTICIPANT:	###PARTICIPANT_NAME###

SIGNATURE OF PARTICIPANT: __________________________

Address:	###HOME_ADDRESS###
SHOPIFY MANAGEMENT INFORMATION CIRCULAR     E-44

SCHEDULE “B”
SHOPIFY INC.
SHARE-SETTLED RSU SETTLEMENT NOTICE
I,_______________________________________________________________, in respect of the (print name)
Share-Settled RSUs (“Restricted Share Units”) that were granted to me on ___________________________by Shopify Inc. (the “Corporation”) pursuant to the Corporation’s Long Term Incentive Plan (the “Plan”), hereby elect upon settlement of the Restricted Share Units (including for any fractional Restricted Share Units) to receive (check one):
(i)the Cash Equivalent, calculated in accordance with Section 4.4(1) of the Plan;
(ii)Shares, calculated in accordance with Section 4.4(2) of the Plan; or
(iii)the Cash Equivalent for ______________ Restricted Share Units and Shares for ______________ Restricted Share Units.
If I elect to receive the Cash Equivalent, I acknowledge that the Corporation will deduct applicable withholding taxes in accordance with the Plan.
If I elect to receive only Shares, I (check one):
(i)enclose cash, a certified cheque, bank draft or money order payable to the Corporation in the amount of $ ___________ as full payment for the applicable withholding taxes and any applicable settlement fees;
(ii)undertake to direct that such number of Shares are to be sold, and the proceeds of such Shares delivered to the Corporation, as is necessary to put the Corporation in funds equal to the amount that would have otherwise been required in (i) above; or
(iii)elect to settle for cash such number of Restricted Share Units as is necessary to raise funds sufficient to cover such withholding taxes and any applicable settlement fees with such amount being withheld by the Corporation.

Date	Participant’s Signature (Print Name)
SHOPIFY MANAGEMENT INFORMATION CIRCULAR     E-45

SCHEDULE “C”
SHOPIFY INC.
DISCRETIONARY-SETTLED RSU SETTLEMENT NOTICE
All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.
In respect of the Discretionary-Settled RSUs (“Restricted Share Units”) that are vesting on ____________________ that were granted to you by Shopify Inc. (the “Corporation”) pursuant to the Corporation’s Long Term Incentive Plan (the “Plan”), the Corporation hereby elects to settle the Restricted Share Units (including for any fractional Restricted Share Units) as follows [Corporation to select one]:
[the Cash Equivalent, calculated in accordance with Section 4.4(1) of the Plan.]
[Shares, calculated in accordance with Section 4.4(2) of the Plan.]
[the Cash Equivalent for____________ Restricted Share Units and Shares for ________ Restricted Share Units.]
[In the event the Corporation selects Cash equivalent include: I acknowledge that the Corporation will deduct applicable withholding taxes in accordance with the Plan.]
[In the event the Corporation selects Shares include: [(by making your election within the Corporation’s equity administration software, or, if requested by the Corporation, by other means) I:
(i)undertake to direct that such number of Shares are to be sold, and the proceeds of such Shares delivered to the Corporation, as is necessary to put the Corporation in funds equal to the amount required to cover withholding taxes and any applicable settlement fees, and receive the balance as shares, the location of which I will specify with the Corporation’s equity administration software;
or
(ii)elect to settle for cash such number of Restricted Share Units as is necessary to raise funds sufficient to cover such withholding taxes and any applicable settlement fees with such amount being withheld by the Corporation, and receive the balance as cash.]

Date	Participant’s Signature (Print Name)
SHOPIFY MANAGEMENT INFORMATION CIRCULAR     E-46

SCHEDULE “D”
SHOPIFY INC.
DSU ELECTION NOTICE
All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.
Pursuant to the Long Term Incentive Plan of Shopify Inc. (the “Plan”), I hereby voluntarily elect to receive _____% of my Annual Board Retainer in the form of Deferred Share Units in lieu of cash.
I confirm that:
(a)I have received and reviewed a copy of the terms of the Plan and have reviewed, considered and agreed to be bound by the terms of this Election Notice and the Plan.
(b)To the extent the Participant is located in Quebec, the Participant hereby acknowledges having examined a French version of this Election Notice and hereby confirms their express wish to accept and be bound only by the English version of this Election Notice and to receive all other documents related to it, including agreements and notices, in the English language only and declare themselves satisfied with this. Je reconnais avoir pris connaissance de la version française du présent avis et confirme par la présente ma volonté expresse de signer et d’être lié(e) par la présent avis en langue anglaise seulement et de recevoir tous les autres documents y afférents, y compris des conventions et des avis, en langue anglaise seulement et m’en déclare satisfait.
(c)I recognize that when Deferred Share Units are settled in accordance with the terms of the Plan, income tax and other withholdings as required will arise at that time. Upon settlement of the Deferred Share Units, the Corporation will make or arrange with me to make all appropriate withholdings as required by law at that time.
(d)The value of Deferred Share Units is based on the value of the Shares of the Corporation and therefore is not guaranteed and I will not make any claim for compensation in addition to the value of the DSUs at the time of settlement of the DSUs.
The foregoing is only a brief outline of certain key provisions of the Plan. For more complete information, reference should be made to the Plan.

Date	(Name of Participant)

(Signature of Participant)
SHOPIFY MANAGEMENT INFORMATION CIRCULAR     E-47

SCHEDULE “E”
SHOPIFY INC.
DEFERRED SHARE UNIT GRANT AGREEMENT

Name

Award Date
Shopify Inc. (the “Corporation”) has adopted a Long Term Incentive Plan (the “Plan”). Your award is governed in all respects by the terms of the Plan, and the provisions of the Plan are hereby incorporated by reference. Capitalized terms used and not otherwise defined in this Grant Agreement shall have the meanings set forth in the Plan. If there is a conflict between the terms of this Grant Agreement and the Plan, the terms of the Plan shall govern.
Your Award The Corporation hereby grants to you _______ Deferred Shares Units
PLEASE SIGN AND RETURN A COPY OF THIS GRANT AGREEMENT TO THE CORPORATION.
By your signature below, you acknowledge that you have received a copy of the Plan and have reviewed, considered and agreed to the terms of this Grant Agreement and the Plan.

Signature	Date

On behalf of the Corporation:

Name: Title:
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SCHEDULE “F”
SHOPIFY INC.
ELECTION TO TERMINATE RECEIPT OF ADDITIONAL DEFERRED SHARE UNITS
All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.
Notwithstanding my previous election on the DSU Election Notice dated _____________, I hereby elect to terminate my participation in the Plan effective as of the date this Termination Notice is received by Shopify Inc. [and, if applicable, subject to Section 409A.]
I understand that the Deferred Share Units already granted under the Plan cannot be settled until the DSU Termination Date.
I confirm that I have received and reviewed a copy of the terms of the Plan and agree to continue to be bound by the Plan.

Date	(Name of Participant)

(Signature of Participant)
SHOPIFY MANAGEMENT INFORMATION CIRCULAR     E-49

SCHEDULE “G”
SHOPIFY INC.
DSU SETTLEMENT NOTICE
I,____________________________________________________________, in respect of the (print name)
Deferred Share Units that were granted to me on ______________________________by Shopify Inc. (the “Corporation”) pursuant to the Corporation’s Long Term Incentive Plan (the “Plan”), hereby elect upon settlement of the Deferred Share Units (including for any fractional Deferred Share Units) to receive (check one):
(i)the Cash Equivalent, calculated in accordance with Section 5.8(1) of the Plan;
(ii)Shares, calculated in accordance with Section 5.8(2) of the Plan; or
(iii)the Cash Equivalent for ___________ Deferred Share Units and Shares for __________ Deferred Share Units.
If I elect to receive the Cash Equivalent or a portion of my Deferred Share Units as a Cash Equivalent, I acknowledge that the Corporation will deduct applicable withholding taxes in accordance with the Plan.
If I elect to receive only Shares, I (check one):
(i)enclose cash, a certified cheque, bank draft or money order payable to the Corporation in the amount of $ as full payment for the applicable withholding taxes and any applicable settlement fees;
(ii)undertake to direct that such number of Shares are to be sold, and the proceeds of such Shares delivered to the Corporation, as is necessary to put the Corporation in funds equal to the amount that would have otherwise been required in (i) above; or
(iii)elect to settle for cash such number of Deferred Share Units as is necessary raise funds sufficient to cover such withholding taxes and any applicable settlement fees with such amount being withheld by the Corporation.

Date	Participant’s Signature (Print Name)
SHOPIFY MANAGEMENT INFORMATION CIRCULAR     E-50

SCHEDULE “H”
SHOPIFY INC.
PERFORMANCE SHARE UNIT GRANT AGREEMENT
Performance Share Unit agreement (this “Grant Agreement”) dated _________________, 20__ between SHOPIFY INC., a company existing under the laws of Canada (the “Corporation”) and ________________________, an individual residing in __________________ (the “Participant”).
WHEREAS the Corporation has adopted a Long Term Incentive Plan (the “Plan”, as it may be amended from time to time), which Plan provides for the granting of Performance Share Units to PSU Participants (as defined in the Plan);
AND WHEREAS the Corporation desires to continue to receive the benefit of the services of the Participant and to more fully align his or her interest with the Corporation’s and its Affiliates’ future success;
AND WHEREAS the Plan provides that a Grant Agreement shall specify if Performance Share Units are Discretionary-Settled PSUs or Share-Settled PSUs;
AND WHEREAS the board of directors of the Corporation (the “Board”) approved the granting of [Discretionary-Settled][Share-Settled] PSUs to the Participant, upon the terms and conditions hereinafter provided;
AND WHEREAS the Corporation desires to grant to the Participant [Discretionary-Settled][Share-Settled] PSUs upon the terms and conditions hereinafter provided;
AND WHEREAS capitalized terms used and not otherwise defined in this Grant Agreement shall have the meanings set forth in the Plan.
NOW THEREFORE in consideration of the foregoing and the mutual agreements contained herein and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:
1.Performance Share Units. The Corporation hereby grants to the Participant, as of ________________, 20____, subject to the terms and conditions hereinafter set forth, _____________ [Discretionary-Settled][Share-Settled] PSUs (the “Performance Share Units”), exercisable in accordance with the terms of this Grant Agreement and in accordance with the Plan.
2.Vesting of the Performance Share Units. Subject to the terms of the Plan, including the requirement that the Participant continue to be in Active Employment or Active Engagement with the Corporation or an Affiliate of the Corporation through the PSU Vesting Date, vesting of Performance Share Units is subject to the following Performance Criteria:
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3.Taxes and Fees. Notwithstanding any other provision of the Plan, if the Corporation [elects to] settle[s] the Performance Share Units in Shares, the Participant hereby directs, at the Corporation’s discretion on each PSU Settlement Date, that [(a)] such number of Shares are to be sold, and the proceeds of such Shares delivered to the Corporation, as is necessary to put the Corporation in funds equal to the amount that is required as full payment for all applicable withholding taxes and any applicable settlement fees[; or (b) such number of Performance Share Units be settled for cash as is necessary to raise funds sufficient to cover such withholding taxes with such amount being withheld by the Corporation].
It is the responsibility of the Participant to complete and file any tax returns which may be required within the periods specified in applicable laws as a result of the Participant’s participation in the Plan. The Corporation shall not be held responsible for any tax consequences to a Participant as a result of the Participant’s participation in the Plan and the Participant shall indemnify and save harmless the Corporation from and against any and all loss, liability, damage, penalty or expense (including legal expense), which may be asserted against the Corporation or which the Corporation may suffer or incur arising out of, resulting from, or relating in any manner whatsoever to any tax liability in connection therewith.
4.Acknowledgement of Participant. By voluntarily accepting and executing this Grant Agreement, the Participant represents that:
(1)the Participant has not been induced to participate in the Plan by expectation of continued employment or engagement, as applicable, with the Corporation or its Affiliates;
(2)the Participant has received or has had the opportunity to receive independent legal advice in connection with the terms of the Plan and this Grant Agreement (including the consequences of the Participant’s cessation of employment or engagement as the case may be, and the consequences of the Participant taking an Authorized Leave, if applicable);
(3)the grant of Performance Share Units does not create the right or expectation for any additional grants of Units under the Plan, even if the Participant has been repeatedly awarded grants of Performance Share Units;
(4)the Participant understands that there is no promise of a particular monetary value associated with the vesting of such Performance Share Units and if the Participant receives Shares upon the vesting of the Performance Share Units, the value of such Shares may increase or decrease;
(5)Performance Share Units do not form an integral part of the Participant’s compensation from employment or engagement, as applicable and will not be counted for any purpose including relating to the calculation of any overtime, severance, bonuses or retirement income;
SHOPIFY MANAGEMENT INFORMATION CIRCULAR     E-52

(6)in the event the Participant is not an employee, the grant of Performance Share Units will not be interpreted to create an employment relationship with the Corporation or an Affiliate;
(7)the Participant has received a copy of the Plan and warrants that the terms of the Plan and this Grant Agreement are fair and reasonable and will not make a claim to the contrary; and
(8)the Participant has read the terms of the Plan and this Grant Agreement and agrees to the terms and conditions of the Plan and this Grant Agreement.
5.Understanding the Consequences arising from Termination of Employment/ Engagement or Change of Status. For absolute certainty, by accepting and executing this Grant Agreement, the Participant specifically acknowledges that the Participant has read and understood the terms set out in Section 7.5 of the Plan and the definitions contained in the Plan and the Participant agrees that the Participant is not entitled to and will not make any claim for vesting of Performance Share Units or damages or compensation in lieu thereof in respect of the period that follows the PSU Termination Date. The Participant agrees that the Plan and this Grant Agreement fully displace any common law or civil law rights that the Participant may have with respect to the Performance Share Units. The Participant also understands that should they be permitted to change status from full-time to part-time service, or should they experience a Change in Status, such change in status may impact the treatment of PSUs granted hereunder. The foregoing shall apply, regardless of: (i) the reason for the termination of Participant’s employment or engagement; (ii) whether such termination is with or without advance notice, lawful or unlawful lawful, or with or without Cause; (iii) whether it is the Participant or the Corporation or one of its Affiliates that initiate the termination; and (iv) any fundamental changes, over time, to the terms and conditions applicable to the Participant’s employment or engagement.
6.Subject to Plan. Except as otherwise provided for herein, the Performance Share Units shall be subject in all respects to the provisions of the Plan, the terms and conditions of which are hereby expressly incorporated by reference, as same may be amended from time to time in accordance therewith.
7.Shareholder Rights. A Participant shall have no rights whatsoever as a shareholder in respect of any of the Performance Share Units.
8.Transfer of Performance Share Unit. The Performance Share Units granted pursuant to this Grant Agreement shall not be assignable or transferable by the Participant, except in accordance with the Plan.
9.Notice. Any notice required or permitted to be given hereunder shall be given in accordance with, and subject to, the provisions of the Plan.
SHOPIFY MANAGEMENT INFORMATION CIRCULAR     E-53

10.Governing Law. This Agreement and the Performance Share Units shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.
11.Compliance with Employment Standards Legislation. It is understood and agreed that all provisions of the Plan and this Grant Agreement are subject to all applicable minimum requirements of employment standards legislation and it is the intention of Corporation and its Affiliates to comply with all such minimum requirements. Accordingly, the Plan and this Grant Agreement shall: (i) not be interpreted as in any way waiving or contracting out of employment standards legislation; and (ii) be interpreted to achieve compliance with such legislation. In the event that the minimum applicable requirements of employment standards legislation provide the Participant with a superior right or entitlement upon termination of employment or otherwise (“Statutory Entitlements”) than provided for under the Plan and this Grant Agreement, the Participant shall be provided with the Participant’s minimum Statutory Entitlements in substitution for the Participant’s rights under the Plan and this Grant Agreement. There shall be no presumption of strict interpretation against Corporation or any of its Affiliates.
12.French Language. To the extent the Participant is located in Quebec, the Participant hereby acknowledges having examined a French version of this Grant Agreement and hereby confirms their express wish to accept and be bound only by the English version of this Grant Agreement and to receive all other documents related to it, including notices, in the English language only and declare themselves satisfied with this. Je reconnais avoir pris connaissance de la version française de la présente convention et confirme par la présente ma volonté expresse de signer et d’être lié(e) par la présente convention en langue anglaise seulement et de recevoir tous les autres documents y afférents, y compris les avis, en langue anglaise seulement et m’en déclare satisfait.
IN WITNESS WHEREOF the parties have caused this Grant Agreement to be executed as of the date hereof.

SHOPIFY INC.

Per:
Authorized Signing Officer

NAME OF PARTICIPANT:

SIGNATURE OF PARTICIPANT:

Address:
SHOPIFY MANAGEMENT INFORMATION CIRCULAR     E-54

SCHEDULE “I”
SHOPIFY INC.
SHARE-SETTLED PSU SETTLEMENT NOTICE
I,_______________________________________________________________, in respect of the (print name)
Share-Settled PSUs (“Performance Share Units”) that were granted to me on ___________________________by Shopify Inc. (the “Corporation”) pursuant to the Corporation’s Long Term Incentive Plan (the “Plan”), hereby elect upon settlement of the Performance Share Units (including for any fractional Performance Share Units) to receive (check one):
(i)the Cash Equivalent, calculated in accordance with Section 7.4(1) of the Plan;
(ii)Shares, calculated in accordance with Section 7.4(2) of the Plan; or
(iii)the Cash Equivalent for ______________ Performance Share Units and Shares for ______________ Performance Share Units.
If I elect to receive the Cash Equivalent, I acknowledge that the Corporation will deduct applicable withholding taxes in accordance with the Plan.
If I elect to receive only Shares, I (check one):
(i)enclose cash, a certified cheque, bank draft or money order payable to the Corporation in the amount of $ ___________ as full payment for the applicable withholding taxes and any applicable settlement fees;
(ii)undertake to direct that such number of Shares are to be sold, and the proceeds of such Shares delivered to the Corporation, as is necessary to put the Corporation in funds equal to the amount that would have otherwise been required in (i) above; or
(iii)elect to settle for cash such number of Performance Share Units as is necessary to raise funds sufficient to cover such withholding taxes and any applicable settlement fees with such amount being withheld by the Corporation.

Date	Participant’s Signature (Print Name)
SHOPIFY MANAGEMENT INFORMATION CIRCULAR     E-55

SCHEDULE “J”
SHOPIFY INC.
DISCRETIONARY-SETTLED PSU SETTLEMENT NOTICE
All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.
In respect of the Discretionary-Settled PSUs (“Performance Share Units”) that are vesting on ____________________ that were granted to you by Shopify Inc. (the “Corporation”) pursuant to the Corporation’s Long Term Incentive Plan (the “Plan”), the Corporation hereby elects to settle the Performance Share Units (including for any fractional Performance Share Units) as follows [Corporation to select one]:
[the Cash Equivalent, calculated in accordance with Section 7.4(1) of the Plan.]
[Shares, calculated in accordance with Section 7.4(2) of the Plan.]
[the Cash Equivalent for____________ Performance Share Units and Shares for ________ Performance Share Units.]
[In the event the Corporation selects Cash equivalent include: I acknowledge that the Corporation will deduct applicable withholding taxes in accordance with the Plan.]
[In the event the Corporation selects Shares include: [(by making your election within the Corporation’s equity administration software, or, if requested by the Corporation, by other means) I:
(i)undertake to direct that such number of Shares are to be sold, and the proceeds of such Shares delivered to the Corporation, as is necessary to put the Corporation in funds equal to the amount required to cover withholding taxes and any applicable settlement fees, and receive the balance as shares, the location of which I will specify with the Corporation’s equity administration software;
or
(ii)elect to settle for cash such number of Performance Share Units as is necessary to raise funds sufficient to cover such withholding taxes and any applicable settlement fees with such amount being withheld by the Corporation, and receive the balance as cash.]

Date	Participant’s Signature (Print Name)
SHOPIFY MANAGEMENT INFORMATION CIRCULAR     E-56

SCHEDULE F
RESOLUTION TO APPROVE THE THIRD AMENDED AND RESTATED LONG TERM INCENTIVE PLAN

BE IT RESOLVED BY ORDINARY RESOLUTION OF THE SHAREHOLDERS THAT:

1.The Third Amended and Restated Long Term Incentive Plan (the "LTIP") of the Company attached as Schedule "E" to the Company's management information circular dated April 19, 2024, be and the same is hereby confirmed and approved with such amendments to be effective as of the date hereof;

2.all unallocated awards under the LTIP, including after giving effect to any increase in the maximum number of Class A subordinate voting shares reserved for issuance under the LTIP occurring on or prior to January 1, 2026 pursuant to the terms of the LTIP, are hereby authorized and approved; and

3.any one director or officer of the Company is hereby authorized, for and on behalf of the Company, to execute and deliver all such documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, or the taking of any such action.
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